Conformed Copy

FACILITIES AGREEMENT

EAGC VENTURES CORP.

and

MAIN STREET 83 (PROPRIETARY) LIMITED

and

CHIMERA MINES AND MINERALS CORPORATION

and

STANDARD BANK LONDON LIMITED

and

THE STANDARD BANK OF SOUTH AFRICA LIMITED, acting through its division of
STANDARD CORPORATE AND MERCHANT BANK

and

THE STANDARD BANK OF SOUTH AFRICA LIMITED

relating to the acquisition by Main Street 83 (Proprietary) Limited of the entire issued share capital of and shareholder’s claims on loan account against Petrex (Proprietary) Limited

24th October 2002

• Portions have been omitted as confidential information and marked with an *

- ii -

THIS FACILITIES AGREEMENT (this "Agreement") is made on 24th October 2002

AMONG

(1)
EAGC VENTURES CORP. , a company organised under the laws of Ontario, Canada, corporate number 1180973, having its registered office at 40 King Street West, Suite 2100, Toronto, Ontario, Canada (the "Parent");

(2)
MAIN STREET 83 (PROPRIETARY) LIMITED, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 2002/013039/07, having its registered office at 10 Fricker Road, Illovo Boulevard, Illovo, 2196, South Africa (the "Tranche A Borrower");

(3)
CHIMERA MINES AND MINERALS CORPORATION, a company incorporated under the laws of the Cayman Islands, registration number 118198, having its registered office at the offices of Huntlaw Corporate Services Limited, Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, ("Chimera");

(4)	STANDARD BANK LONDON LIMITED, a bank organised under the laws of England and Wales ("SBL") as arranger (the "Arranger");

(5)	THE BANKS AND FINANCIAL INSTITUTIONS named in Schedule 1, Part A (the "Tranche A Lenders");

(6)	THE BANKS AND FINANCIAL INSTITUTIONS named in Schedule 1, Part B (the "Tranche B Lenders");

(7)
SBL, as security agent for the Beneficiaries in respect of certain security located or deemed located outside of the Republic of South Africa (the "Offshore Security Agent") and as administrative agent in respect of the Tranche A Facility (the "Offshore Administrative Agent");

(8)
THE STANDARD BANK OF SOUTH AFRICA LIMITED ("SBSA"), a bank organised under the laws of the Republic of South Africa, acting through its division of STANDARD CORPORATE AND MERCHANT BANK ("SCMB"), as security agent for the Beneficiaries in respect of certain security located or deemed located in the Republic of South Africa (the "Onshore Security Agent") and as administrative agent in respect of the Tranche B Facility (the "Onshore Administrative Agent");

(9)	SBSA, which may act through SCMB, as account bank (the "Account Bank"); and

(10)	SBL, as facility agent (the "Facility Agent").

NOW IT IS HEREBY AGREED as follows

1.	INTERPRETATION

1.1	Definitions

In this agreement, unless the context otherwise requires, the following expressions have the following meanings:

"Accession Date" means the effective date of the Accession Deed;

"Accession Deed" means the deed set out in Schedule 9 pursuant to which the Petrex Companies are to become parties to this agreement;

*

"Acquisition Agreement" means the Sale of Shares and Claims Agreement made on 22 June 2002 between Chimera and the Vendor (the "Original Agreement"), as amended by an agreement made on 26 July 2002 between Chimera, the Vendor and the Tranche A Borrower, pursuant to which, among other things, the rights of Chimera under the Original Agreement were ceded to the Tranche A Borrower, and as further amended by amending agreements dated 16 August 2002, 23 August 2002, 10 September 2002 and 23 October 2002 between Chimera, the Tranche A Borrower and the Vendor;

"Acquisition Agreement Closing Date" means the "closing date" under (and as defined in) the Acquisition Agreement;

"Acquisition Documents" means collectively, the Acquisition Agreement and all documents executed in connection therewith that are designated as Acquisition Documents by the Tranche A Borrower and the Facility Agent;

"Acquisition Transaction" means the transaction contemplated by the Acquisition Agreement pursuant to which the Tranche A Borrower is to purchase the entire Capital Stock of Petrex and the Sale Claims in part with the proceeds of the Tranche A Advance;

"Additional Costs Rate" means the rate determined by the Offshore Administrative Agent to be the cost to any Lender subject to regulation by the Bank of England, the Financial Services Authority, or any other applicable monetary authority of compliance with all mandatory reserve asset, liquidity, cash margin, fee or other requirements thereof (and, in the case of the Bank of England and the Financial Services Authority, shall be determined in accordance with Schedule 8, Part A);

*

"Advance Request" means a notice requesting any Advance to be made in the form set out in Schedule 4, Part A;

"Advances" means, collectively, the Tranche A Advance and the Tranche B Advances;

"Advisers" means the Technical Adviser, the Insurance Adviser or such other advisers are or as may be required from time to time to be appointed under this agreement by the Administrative Agents;

*

"Agents" means, collectively, the Security Agents, the Administrative Agents and the Facility Agent;

*

"Agreed Currency" is defined in clause 31.2(a);

*

"Applicable Law" means any international treaty, any domestic or foreign constitution or multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, regulation or Order (including any consent decree or administrative Order), applicable to, or any guideline, policy or consent of any Governmental Body or arbitrator having jurisdiction with respect to any specified person, property, transaction or event or any of such person's assets, and any Award in any proceeding action to which the person in question is a party or by which such person or any of its assets is bound;

"Assumptions" means the Technical Assumptions and the Economic Assumptions;

"Authorised Investments" has the meaning given to it in the Accounts Agreement;

*

"Available Amount" means in the case of the Tranche B Facility, the Total Tranche B Commitments less the aggregate of all outstanding Tranche B Advances, taking into account any scheduled repayment or prepayment of a Tranche B Advance by assuming that such event will occur on its scheduled date;

"Award" means any judgment, decree, injunction, rule, award or Order of any Governmental Body or arbitrator;

"Bank Costs" means in respect of any Lender organised under the laws of, or making advances from, South Africa, the cost (determined by the Onshore Administrative Agent in accordance with Schedule 8, Part B) and expressed as a percentage and on a nominal annual compounded quarterly in arrear rate basis, to the relevant Lenders of maintaining or funding any Advance denominated in Rand pursuant to any Applicable Law in force in South Africa;

"Banks Act" means the Banks Act, 1990 (Act 94 of 1990) (South Africa) and Bank Act (Canada);

*

"Beneficiary" means each Finance Party in its capacity as a beneficiary of the guarantees and security held on its behalf by the relevant Security Agent;

"Borrowers" means:

(a) in the case of the Tranche A Facility, the Tranche A Borrower;

(b) in the case of the Tranche B Facility, and as from the Accession Date, the Tranche B Borrower;

*

"Business Day" means a day (other than a Saturday or a Sunday) on which banks and financial markets are open in Johannesburg, London, New York, Toronto and Vancouver for the transaction of business of the nature required by this agreement or,

(a) in relation to any determination involving Gold, a day on which the LBMA is open for business and on which dealings in Dollar deposits are carried out in the London Interbank Market,

(b)
in relation to (i) any determination of LIBOR, a day on which dealings in Dollar deposits are carried out in the London Interbank Market; and (ii) any payment, drawdown or continuation of the Tranche A Advance, a day on which dealings in Dollar deposits are carried out in the London

Interbank Market and the financial markets are open for normal business in the City of New York, and

(c) in relation to any payment, drawdown or continuation of a Tranche B Advance, a day on which dealings in Rand deposits are carried out in the Johannesburg Interbank Market;

*

"Canadian GAAP" means generally accepted accounting principles in effect from time to time in Canada approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants;

"Capital Contribution" means any contribution made by one person to the Capital Stock or equity of another person;

"Capital Expenditures" means costs and expenses for fixed or capital assets classified as fixed or capital expenditures and includes all Financial Leases;

"Capital Stock" means ordinary shares, ordinary common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, member or shareholder interest in an unlimited liability company, limited or general partnership interests in a partnership or any other equivalent of such ownership interest;

*

"Cayman GAAP" means international accounting principles, standards and practices generally accepted from time to time in the Cayman Islands;

"Commitment" means:

(a) in relation to a Tranche A Lender, its Tranche A Commitment; or

(b) in relation to a Tranche B Lender, its Tranche B Commitment;

*

"Compensation" means:

(a)
all cash or other consideration received by any Obligor (net of all reasonable out-of-pocket costs paid by such Obligor to persons not affiliated with such Obligor in obtaining such cash or other consideration) in respect of the partial or total nationalisation, expropriation, compulsory purchase, requisition or other taking (whether for title or otherwise) of the Project or the Project Assets, or any interest therein or related thereto;

(b)
any sum payable to or for the account of any Obligor in respect of the release, inhibition, modification, suspension or extinguishment of any rights, easements or covenants enjoyed by or benefiting the Project or the Project Assets, or the imposition of any restriction affecting the Project or the Project Assets, or the grant of any easement or rights over or affecting the Project or the Project Assets or any part thereof; and

(c)
any cash or other payment payable to or for the account of any Obligor in respect of the refusal, revocation, suspension or modification of any approval required for the construction or operation of the Project or the Project Assets;

other than any proceeds received in respect of any Insurances;

*

"Compliance Certificate" means a certificate in the form set out in Schedule 7;

"Compliance Date" means, without duplication, the initial Utilisation Date under each Facility and each 31 March, 30 June, 30 September and 31 December of each calendar year;

"Consolidated Modderfontein" means Consolidated Modderfontein Mines Limited, a public company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1910/003326/06), formerly known as Government Gold Mining Areas (Modderfontein) Limited, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Consolidated Modderfontein 1979" means Consolidated Modderfontein Mines 1979 Limited, a public company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1979/005529/06, formerly Government Gold Mining Areas (Modderfontein) (1979) Limited, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Constitutional Documents" means the articles of incorporation, amendment, amalgamation or association and the memorandum of association and by-laws, as appropriate, of each Obligor, together with any similar documents relating to the organisation, Control or management of such Obligor;

"Continuation Request" means a notice requesting the continuation of the Tranche A Advance in the form set out in Schedule 4, Part B;

"Control", "Controls" and "Controlled" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through ownership of Voting Capital Stock, by agreement or otherwise;

"Core Mining Rights" means the rights embodied in those documents listed in Item 8a of Schedule 3, Part A;

*

"Derivative" means any transaction of the nature described in the definition of "Specified Transaction" contained in the ISDA 1992 Master Agreement (Multicurrency-Cross Border) entered into or agreed upon between the Tranche B Borrower and SBL as Hedging Provider;

*

"Distribution" means any payment, repayment, redemption, discharge by way of set-off, counterclaim or otherwise or other distribution, whether in cash or in kind, made by or on behalf of any Obligor or the like in respect of dividends or return of capital or in respect of Subordinated Debt (including, for the avoidance of doubt, the payment of interest, principal and/or any other costs) howsoever the same may arise and whether pursuant to the terms of an agreement or otherwise or by way of gift or in respect of any class of the Capital Stock of such Obligor or its indebtedness (including the Subordinated Debt);

"DME" means the Department of Minerals & Energy (South Africa);

"Dollar" or "$" means the lawful currency of the United States of America;

*

"Environment" means any and all living organisms (including man), ecosystems, gases, air, vapours, liquids, water, land, surface and sub-surface soils, rock and all other natural resources or part of such resources, including artificial or man-made buildings, structures or enclosures;

"Environmental Approval" means the consents listed in Item 7(c) of Schedule 3, Part A and any other consent required under or in relation to Environmental Laws;

"Environmental Laws" means all Applicable Law concerning or relating to the Environment or health and safety which are in existence now or in the future and are binding at any time on any Obligor and include all World Bank policies and guidelines;

*

"Facilities" means, collectively, the Tranche A Facility and the Tranche B Facility;

*

"Finance Parties" means the Arranger, the Account Bank, each Agent, each Lender and each Hedging Provider;

"Finance Principal" means amounts representing principal amount(s) payable or repayable to the Lenders or any of them under any of the Senior Finance Documents from time to time;

"Financial Indebtedness" means any indebtedness in respect of or arising under or in connection with moneys borrowed or raised by whatever means (including overdrafts) and whether by loan or the issuance of notes, loan stock or other similar instruments or for the deferred purchase price of assets or services or any other transaction having the commercial effect of a borrowing. For the avoidance of doubt, Financial Indebtedness includes any obligations arising under Financial Leases and Hedging Documents;

"Financial Lease" means at any time any lease of property, real or personal, moveable or immovable (whether or not such lease is intended as security), the present value of the minimum rental commitment of which would, in accordance with sound accounting practice, be capitalised on a balance sheet of the lessee;

*

"Financial Quarter" means any three consecutive calendar months ending on any 31 March, 30 June, 30 September or 31 December;

"Financial Statements" means the Original Audited Accounts and the audited and unaudited accounts, management accounts, balance sheets, profit and loss accounts, budgets and forecasts and other financial statements and information referred to in or from time to time delivered to the Facility Agent pursuant to clause 16.4 (Financial Statements, Projections, etc.) including the notes (if any) thereto;

"Financial Year" means the period of 12 months ending on 30 June in each year;

*

"GAAP" means, as the context may require, Canadian GAAP, South African GAAP or Cayman GAAP;

"Gold" means gold bullion measured in fine ounces troy weight;

"Gold Trading Agreements" means collectively, the Committed Gold Hedging Agreements and other agreements entered into with any Lender (or an Affiliate of a Lender) in its capacity as provider of hedging relating to the sale or purchase of Gold;

"Good Industry Practice" means the exercise of that degree of skill, diligence, prudence, foresight and operating practice which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking as any relevant Obligor under the same or similar circumstances;

"Governmental Body" means any international tribunal, agency, body, commission or other authority (including that of any union of nations), any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada, the Republic of South Africa, the Cayman Islands, the United Kingdom, the European Union or any other jurisdiction, or any political subdivision of any thereof or any authority having jurisdiction therein;

"Grootvlei" means The Grootvlei Proprietary Mines Limited, a public company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1904/002088/06, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

*

"Hedging Provider" means a Lender (or an Affiliate of a Lender) in its capacity as provider of currency and/or interest rate and/or gold hedging under any Hedging Documents;

"Holding Company" of any body corporate means another body corporate that owns beneficially and of record 100% of the Capital Stock of such first mentioned body corporate;

"Insurance Adviser" means Alexander Forbes or such replacement insurance adviser as may be appointed under this agreement at the request of the Administrative Agents with the consent of the Borrowers;

"Insurance Obligors" means the Parent, the Tranche A Borrower and the Tranche B Borrower;

*

"Intellectual Property" means the Intellectual Property Rights owned or used by the relevant Obligor throughout the world or the interests of such Obligor in any of those Intellectual Property Rights, together with the benefit of all agreements entered into or the benefit of which is enjoyed by such Obligor relating to the use or exploitation of any of those Intellectual Property Rights;

"Intellectual Property Rights" means all patents and patent applications, trade and service marks and trade and service mark applications (and all goodwill associated with any such registrations and applications), all brand and trade names, all copyrights and rights in the nature of copyright, all design rights, all registered designs and applications for registered designs, all inventions, all trade secrets, all know-how, all ideas, all formulae, all algorithms, all concepts, all expressions or uses of such rights and all other intellectual property rights throughout the world, whether arising under contract or Applicable Law or otherwise;

*

*

"JIC Mining Contracting Agreement" means the agreement (as subsequently amended) dated 4 January 1999 between Nigel Gold, Grootvlei and Consolidated Modderfontein 1979 and J.I.C. Mining (Proprietary) Limited, pursuant to which, among other things, J.I.C. Mining (Proprietary) Limited undertook to act as independent contractor to provide the services of underground stoping, development, opening up, vamping, engineering, administration and work in connection with the extraction of gold;

"LBMA" means The London Bullion Market Association;

*

"Lenders" means, collectively, the Tranche A Lenders, and the Tranche B Lenders;

"Lending Office" means the office through which a Lender is acting for the purposes of this agreement, which, subject to clause 3.2 (Lending Office), will be the office set opposite the name of that Lender in Schedule 1 (or in any relevant Transfer Certificate);

*

(b)	*

"London Gold Price" means on any day the price per Ounce as fixed by members of the LBMA during the afternoon of such day (including an amount, if any, equal to the premium and any other additional amounts that would be payable in the London bullion market in connection with a purchase of Gold). If the London Gold Price is not available by reference to the price fixed as aforesaid, then the "London Gold Price" shall be any of the following alternatives, with each later mentioned alternative to be used if the previous alternative is not available:

(a)
if such day is a Business Day (as described in clause (c) of the definition of such term), the price per Ounce as fixed by members of the LBMA during the morning of such day (including the premium and additional amounts described above);

(b)
if such day is a Business Day as aforesaid, the publicly quoted price in Dollars per Ounce on such other accessible international bullion market as may be agreed between the Facility Agent and the relevant Borrower; or

(c)	if such day is not a Business Day as aforesaid, the price per Ounce as fixed by members of the LBMA during the afternoon of the previous Business Day;

*

*

"Measurement Period" means the period of three calendar months commencing on each 1 January, 1 April, 1 July and 1 October of each calendar year; provided for any computation of a financial ratio where a Measurement Period commences on a Utilisation Date under any Facility, "Measurement Period" means the period commencing on the occurrence (or scheduled occurrence) of such Utilisation Date;

"Mine Output" means all mineral products extracted and processed from the Mines, including ore, doré and Gold;

"Mineral and Petroleum Act" means the Mineral and Petroleum Resources Development Act 28 of 2002 signed by the President of the RSA on 5 October 2002 and which Act will become effective on a date yet to be published;

"Minerals Act" means the Minerals Act number 50 of 1991 (South Africa);

"Mines" means collectively:

(a) Grootvlei’s Nos 1, 4, 6, 8 and 3 mineshafts and metallurgical plant;

(b) Nigel Gold’s Marievale No 2 and Springs Daggafontein No 1 mineshafts, NRS metallurgical plant and Skukuza opencast pit; and

(c) Consolidated Modderfontein 1979’s Nos 9 and 14 mineshafts;

all located on the East Rand in the Gauteng province of the Republic of South Africa, and all associated properties, infrastructure and facilities;

"Mining Authorisation" means any mining consent granted to Grootvlei, Consolidated Modderfontein 1979 and/or Nigel Gold, as issued by the DME pursuant to the provisions of section 9 of the Minerals Act;

"Mining Rights" means such rights as are defined in section 1 of the Minerals Act and for the purposes of this agreement shall be any right or share therein acquired pursuant to the provisions of section 47(1) or section 47(5) of the Minerals Act and shall include the Core Mining Rights and any other mining or mineral rights as well as common law mineral rights held by the Petrex Companies;

"Modderfontein 74" means Modderfontein Seventy-Four (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1977/002535/07, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

*

"Nigel Gold" means Nigel Gold Mining Company (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1979/004720/07, formerly Hunters Mining Engineering (Proprietary) Limited, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

*

"Order" means any order, directive, direction or request of any Governmental Body or arbitrator;

"Original Audited Accounts" means the audited financial statements (including the notes thereto) of (a) the Parent, (b) Chimera, (c) the Tranche A Borrower, and (d) the Tranche B Borrower (which statements include the Petrex Companies), in each case for the year ended 30 June 2002;

*

"Ounces" means fine troy ounces of Gold in a form readily tradable with members of the LBMA from time to time;

"Payment Currency" is defined in clause 31.2(a) (Currency Indemnity);

*

"Petrex" means Petrex (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1989/006124/07, formerly Petra Mining, Exploration and Granite (Proprietary) Limited, previously Petra Granite (Proprietary) Limited, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Petrex Companies" means, collectively, Petrex, Nigel Gold, Grootvlei, Consolidated Modderfontein, Consolidated Modderfontein 1979, Modderfontein 74, Pretklerk Gold, Pretklerk Marievale and Pretklerk Springs;

*

"Pretklerk Gold" means Pretklerk Gold Mining Company (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1993/000154/07, formerly Protea Security Asset Managers (Proprietary) Limited, previously Pretklerk Gold Mining (Proprietary) Limited, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Pretklerk Marievale" means Pretklerk Marievale Gold Mining Company (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1996/001723/07, having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Pretklerk Springs" means Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, a private company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1993/000044/07, formerly Petra Vaste Bates (Proprietary) Limited having its registered office at 28 Visagie Street, Pretoria, 0002, South Africa;

"Principal Amount" means the principal amount of any Advance under any Facility;

"Principal Outstandings" means at any time the aggregate Principal Amounts of all outstanding Advances under the relevant Facility or the Facilities at such time and any relevant calculation of "Principal Outstandings" requiring the conversion of Rand into Dollars (or vice versa), the Spot Rate or any forward rate reasonably acceptable to the Facility Agent shall be used;

*

"Project" means, collectively, the operation and maintenance of the Mines and the other Project Assets;

"Project Accounts" means, collectively, the Proceeds Accounts, the Insurance Proceeds Account and the Senior Debt Service Reserve Account;

"Project Approvals" means the consents listed in Item 7(a) of Schedule 3, Part A and any official consent required under or in relation to the Project;

"Project Assets" means all assets, whether now or hereafter owned, used, leased or operated or included for use in connection with or forming part of the operation and maintenance of the Mines, including the Mining Rights, Mining Authorisations and all assets or other rights in connection therewith acquired by any relevant Obligor;

"Project Documents" means the JIC Mining Contracting Agreement, the agreement dated 13 March 2002 between Nigel Gold and Rand Refinery Limited and any and each other document relating to the Project that is designated as a Project Document by the Borrowers and the Facility Agent after the date hereof;

*

"Projected Cashflow" means, for any Measurement Period:

(a) the amount expressed in Dollars as the equivalent of the number of Ounces projected to be produced at the Project during such period; less

(b) without duplication, the sum of the following:

(i) all Operating Expenditures projected to be paid in respect of the Project during such period;

(ii) all Taxes projected to be paid in respect of the Project during such period;

(iii) all royalty and licence fees projected to be paid in respect of the Project during such period; and

(iv) all Capital Expenditures projected to be paid in respect of the Project during such period;

For purposes of item (a) above:

(x)
any Ounces subject of Committed Gold Hedging Agreements then in effect shall be valued using the actual or (as the case may be) minimum delivery price specified in such Committed Gold Hedging Agreements; and

(y) any other Ounces projected to be produced shall be valued at the average Spot Gold Price at such Calculation Date for the six-month period preceding any relevant Calculation Date;

"Proved and Probable Reserves" means, at any date, reserves of Gold at the Mines as determined and calculated (a) in the case of all calculations of Proved and Probable Reserves (other than any such calculation relating to Proved and Probable Reserves for purposes of clause 16.9(d)), in accordance with the reporting requirements for proved and probable reserves as set out in the SAMREC Code, and (b) in the case of any calculations relating to Proved and Probable Reserves for the purposes of clause 16.9(d) , as set forth in the Development Plan;

"Purchase Money Security Interests" means, any Security Interest on specific real or personal property acquired which is created, issued or assumed by any Obligor solely to secure Financial Indebtedness assumed by such Obligor as part of or issued or incurred to provide funds to pay the purchase price (including installation cost) of, such specific real or personal property that is limited to the property so acquired and is created, issued or assumed substantially concurrently with the acquisition of such property (or in connection with the refinancing of an existing Purchase Money Security Interest, if the aggregate amount secured has not increased and the Security Interest continues to be limited to such property;

"Rand" or "ZAR" means the lawful currency of the Republic of South Africa;

"Rate Fixing Day" means in relation to:

(a) any Advance, the date two Business Days before the relevant Utilisation Date; and

(b) in relation to any Interest Period, the date two Business Days before that Interest Period;

"Recovering Lender" is defined in clause 23.1 (Recoveries);

*

"Relevant Company" means:

(a) the Obligors; and

(b) all counterparties to the Project Documents;

*

"Representative" of any person means any director, officer, employee, agent, solicitor, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such person;

*

"RSA Industry Practice" means the exercise of that degree of skill, diligence, prudence, foresight and operating practice which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking as any relevant Obligor under the same or similar circumstances in the Republic of South Africa;

"Sale Claims" means all of the claims on shareholder’s loan account of Petra Mining Limited against Petrex to be acquired by the Tranche A Borrower pursuant to the Acquisition Agreement;

"Sale Shares" means the total issued share capital in Petrex to be acquired by the Tranche A Borrower pursuant to the Acquisition Agreement;

"SAMREC Code" means the South African Code for Reporting of Mineral Resources and Mineral Reserves as prepared by the South African Resource Committee under the auspices of the South African Institute of Mining and Metallurgy, which code became effective on 1 March 2000;

*

"Security Interest" means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, right of set-off, netting or novation arrangement, trust, assignment by way of security, reservation of title, hire purchase agreement, conditional sale agreement, capital lease, discount, factoring, securitization arrangement, preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or any other security interest whatsoever, howsoever created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having the commercial effect of conferring security, and any agreement to enter into, create or establish any of the foregoing;

*

*

"Senior Finance Obligations" means the totality of all obligations of the Obligors to the Finance Parties arising under the Senior Finance Documents;

"Solvent" means, when used with respect to a person, that (i) the fair saleable value of the assets of such person is in excess of the total amount of the present value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (ii) such person is able to pay its debts or obligations in the ordinary course as they mature and (iii) such person does not have unreasonably small capital to carry out its business as conducted and as proposed to be conducted. "Solvency" shall have a correlative meaning;

"South African GAAP" means generally accepted accounting principles in effect from time to time in South Africa;

"South African Obligors" means, collectively, the Tranche A Borrower and the Petrex Companies;

*

"Spot Gold Price" means at any date the London Gold Price in effect two Business Days prior to such date;

"Spot Rate" means the spot rate of exchange of the Facility Agent (as determined by the Facility Agent) for the purchase of Dollars or Rand (or any other currency) with the appropriate amount of a currency in the London foreign exchange market in the ordinary course of business at or about 10.00 am on the day in question for delivery two Business Days later;

*

"Subsidiary" of any person (the "relevant party") means another person (i) that is Controlled by the relevant party or (ii) a majority of whose Voting Capital Stock, on a fully diluted basis, is owned beneficially or Controlled by the relevant party. A person shall be deemed to be a Subsidiary of another person if it is a Subsidiary of a person that is that other's Subsidiary;

*

"Taxes" means all present and future taxes and other charges of any kind or nature whatsoever, imposed, levied, collected, withheld or assessed by any Governmental Body, and includes all income taxes (whether based on or measured by income or profit of any nature or kind or otherwise), capital taxes, realty taxes, and withholding, franchise, consumption, real property, personal property, payroll, excise, use, anti-dumping, countervail, sales, transfer, turnover, value added, stamp and other taxes, all levies, assessments, imposts, deductions, duties, royalties, rates, fees, compulsory loans and withholdings, all charges in the nature of taxation, and all interest, penalties, fines, additions to tax and other payments on or in respect thereof;

"Technical Adviser" means Steffen, Robertson and Kirsten (South Africa) (Pty) Limited or such replacement technical adviser as may be appointed in connection this agreement at the request of the Administrative Agents with the consent of the Borrowers;

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"Total Tranche A Commitments" means, at any date, the aggregate of the Tranche A Commitments at that date;

"Total Tranche B Commitments" means, at any date, the aggregate of the Tranche B Commitments at that date;

"Tranche A Advance" means the principal amount of the advance, denominated in either Dollars or Rand, made or to be made under the Tranche A Facility, as reduced from time to time by repayment or prepayment;

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"Tranche A Commitment" means:

(a)
in relation to a Tranche A Lender identified in Schedule 1, Part A, the amount set opposite its name under the heading "Tranche A Commitment" in Schedule 1, Part A and the amount of any other Tranche A Commitment transferred to it under this agreement; or

(b) in relation to any other Tranche A Lender, the amount of any Tranche A Commitment transferred to it under this agreement;

to the extent not cancelled, reduced or transferred by it under this agreement;

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"Tranche A Lenders" means:

(a) the parties identified in Schedule 1, Part A as participating in the Tranche A Facility for the purpose of making the Tranche A Advance; and

(b) each Transferee which has become a party to this agreement in relation to the Tranche A Facility for the purpose of making the Tranche A Advance in accordance with clause 29 (Changes to parties),

in each case until its entire participation in the Tranche A Facility has been assigned or transferred to a Transferee in accordance with clause 29 (Changes to parties) and all amounts owing to it under the Senior Finance Documents in relation to the Tranche A Facility have been paid in full;

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"Tranche B Borrower" means Petrex;

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"Tranche B Commitment" means:

(a)
in relation to a Tranche B Lender identified in Schedule 1, Part B, the amount set opposite its name under the heading "Tranche B Commitment" in Schedule 1, Part B and the amount of any other Tranche B Commitment transferred to it under this agreement; or

(b) in relation to any other Tranche B Lender, the amount of any Tranche B Commitment transferred to it under this agreement;

to the extent not cancelled, reduced or transferred by it under this agreement;

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"Tranche B Lenders" means:

(a) the parties identified in Schedule 1, Part B as participating in the Tranche B Facility; and

(b) each Transferee which has become a party to this agreement in relation to the Tranche B Facility for the purposes of making Tranche B Advances in accordance with clause 29(Changes to parties);

in each case until its entire participation in the Tranche B Facility has been assigned or transferred to a Transferee in accordance with clause 29 (Changes to parties) and all amounts owing to it under the Senior Finance Documents in relation to the Tranche B Facility have been paid in full;

*

"Transfer Certificate" means a certificate in the form set out in Schedule 5;

"Transferee" has the meaning given to it in clause 29.2(a) (Assignments and Transfers by Lenders);

"Transferor" has the meaning given to it in clause 29.2(a) (Assignments and Transfers by Lenders);

"Utilisation Date" means, in relation to any Advance, the date for making such Advance as specified by the relevant Borrower in the relevant Advance Request;

"Vendor" means Petra Mining Limited, a public company with limited liability duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1972/001062/06, having its registered office at 5th Floor, Guarantee House, 28 Visagie Street, Pretoria, 0002, South Africa;

"Voting Capital Stock" means Capital Stock of a person which carries voting rights or the right to Control such person under any circumstances, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such event; and

"Warrant Agreement" means the agreement dated on or about the date of this agreement between the Parent and the Arranger providing for the issue to the Arranger of warrants of the Parent having a term of 5 years and entitling the Arranger to acquire up to 1.5 million common shares in the Capital Stock of the Parent.

1.2	Construction

In this agreement and in each other Senior Finance Document, unless a contrary intention appears, a reference to:

	(a)	a document being "in the agreed form" means in a form agreed between the relevant Obligor and the Facility Agent and initialled by them or on their behalf for identification;

(b)
an "agreement" includes any legally binding arrangement, agreement, concession, contract, deed, franchise, speciality, bond, bill of exchange, indenture, instrument or undertaking (in each case whether oral or written);

	(c)	an "amendment" includes any amendment, supplement, variation, novation, modification, replacement or restatement;

(d)
a report being in the "approved form" means a report the scope and content of which has been approved by the Arranger, which is addressed to (and can be relied on by) the Finance Parties from time to time and which has been duly signed by its author;

	(e)	"assets" includes property, business, undertaking and rights of every kind, present, future and contingent (including uncalled Capital Stock) and every kind of interest in an asset;

(f)
"consent" means any authorisation, approval, consent, exemption, licence, permit, permission, Order, franchise, waiver or no-action letter from any person, including any Governmental Body having jurisdiction, with respect to any specified person, property, transaction or event, or with respect to any of such person's business (which includes its assets, liabilities, financial condition, prospects and results of operations);

(g)
"dispose” shall be construed as lease, sell, transfer, license or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, whether in a single transaction or in a series of related transactions, (other than the payment of money), and “disposed”, “disposition” and “disposal” shall be construed in like manner;

	(h)	a "filing" includes any filing, registration, recording or notice;

(i)
a "guarantee" shall be construed as any guarantee, suretyship, indemnity, letter of comfort or other assurance made in respect of any indebtedness, other obligation or financial condition of another, including (i) any purchase or repurchase agreement, (ii) any obligation to supply funds or invest in such other, or (iii) any keep-well, take-or-pay, through-put or other arrangement having the effect of assuring or holding harmless another against financial loss, or maintaining another’s solvency or financial viability; but excluding endorsements on notes, bills and cheques presented to financial institutions for collection or deposit in the ordinary course of business, and “guaranteed” and “guarantees” shall be construed in like manner;

(j)
"include", "includes", "including" shall be construed to be followed by the statement "without limitation" and none of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it;

	(k)	"indebtedness" includes any debt or obligation (whether incurred as principal, guarantor or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(l)
"litigation" means any grievance, investigation, claim, litigation, legal action, lawsuit or other proceeding (whether civil, administrative, quasi-criminal or criminal), mediation or alternative dispute resolution by or before any Governmental Body, arbitrator, mediator or other decision making authority;

(m)
"loss" includes any loss, action, cause of action, damage, claim, proceeding, cost, demand, expense (including fees) and liability, including any applicable court costs and legal fees on a full indemnity basis;

	(n)	a "month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(i) if any such period would otherwise end on a day which is not a Business Day, it shall end on the next Business Day in the same calendar month or, if none, on the preceding Business Day; and

(ii)
if a period starts on the last Business Day in a calendar month, or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month;

(o)
an "obligation" shall be construed as indebtedness, obligations, promises, covenants, responsibilities, undertakings, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and "obligations" "obliged", "obligation" and "obligated" shall be construed in like manner;

(p)
a "person" includes any person, individual, firm, company, corporation, estate, partnership, trust, joint venture, Governmental Body or any other undertaking, legal entity, or other association (whether or not having separate legal personality) or any two or more of the foregoing;

(q)
a "regulation" includes any regulation, rule, official directive or request (whether or not having the force of law) of any Governmental Body, agency, department or regulatory, self-regulatory or other authority or organisation;

(r)
"rights" shall be construed as rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and "right" shall be construed in like manner;

(s)
"set-off" means any right or obligation of set-off, offset, combination of accounts, netting, retention, withholding, reduction, deduction or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation;

(t)
"successor" of a person (the "relevant party") shall be construed (except for the purposes of clause 20.9) so as to include (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any body corporate resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any person to whom all or substantially all the assets of the relevant party is transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation and (iv) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any body corporate referred to in clause (i), (ii), (iii) or (iv) above;

(u)
the "winding-up" of any person includes its dissolution and/or termination and/or any equivalent or analogous proceedings under Applicable Law, including any proceedings under the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada); and

	(v)	reference to any Project Account means any successor account thereto as permitted to be opened pursuant to this agreement and the Accounts Agreement.

1.3	Other References

In this agreement and in each other Senior Finance Document, unless a contrary intention appears:

	(a)	a reference to any person is, where relevant, deemed to be a reference to or to include, as appropriate, that person's successors and permitted assignees or transferees;

(b)
references to clauses and schedules are references to, respectively, clauses of and schedules to this agreement and references to this agreement or such other Senior Finance Document include its schedules;

(c)
a reference to (or to any specified provision of) any agreement or document (including the Senior Finance Documents) is to be construed as a reference to that agreement or document (or that provision)(including any attached schedules) as it may be amended, supplemented, amended and restated, novated or otherwise modified from time to time, but excluding for this purpose any amendment which is contrary to any provision of any Senior Finance Document;

(d)
a reference to a code, statute, regulation, official interpretation, directive, statutory instrument, or other legislative enactment or accounting standard or any provision thereof is to be construed as a reference to that code, statute, regulation, official interpretation, directive, statutory instrument, or other legislative enactment or accounting standard or such provision thereof, as it may be amended, reissued, replaced or re-enacted from time to time;

	(e)	a time of day is a reference to London time;

	(f)	the index to and the headings in this agreement or such other Senior Finance Documents are inserted for convenience only and are to be ignored in construing this agreement;

	(g)	words importing the plural shall include the singular and vice versa;

	(h)	reference to any gender includes any other gender;

	(i)	relation to the determination of any period of time "from" means "from (and including)"and "to" means "to (but excluding)";

	(j)	when an expression is defined all related words and expressions shall be construed accordingly; and

(k)
"hereunder", "hereof", "hereto", "herein" and words of similar import shall be deemed references to this agreement or to a particular Senior Finance Document, as the context may require, as a whole and not to any particular provision hereof or thereof.

1.4	Accounting References

Reference to accounting terms used in this agreement or in any other Senior Finance Document but not defined herein or therein shall be construed in accordance with GAAP applicable to the relevant Obligor.

1.5	Obligors’ Financial Year

If, after the date hereof, there shall be any change to any Obligor's financial year or in the relevant GAAP (or the application or interpretation thereof) as used in the preparation of the Original Audited Accounts which change results in a change in the method of calculation of financial covenants, standards or terms applicable to such Obligor found in this agreement or any other Senior Finance Document, the parties to this agreement agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluations of such Obligor's financial condition shall be the same after such changes as if such changes had not been made; provided that until all the Lenders have agreed to such proposed amendments, such Obligor's financial condition shall, for the purposes of this agreement and each other Senior Finance Document, continue to be evaluated on the same principles as those used in the preparation of the Original Audited Accounts for such Obligor.

1.6	Equivalent Currency

Except where the context specifically requires otherwise, the equivalent of one currency in another shall be determined by reference to the Spot Rate in effect at the relevant date.

2.	THE FACILITIES

2.1	Facilities

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2.2	Purpose

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2.3	Accession

As soon as practicable following the completion of the Acquisition Transaction, the Tranche A Borrower will procure that, without prejudice to the terms of this agreement or any other Senior Finance Document or the obligations or rights of any party thereunder, the Petrex Companies will execute and deliver to the Facility Agent (for itself and on behalf of the other Finance Parties) the Accession Deed, whereupon each Petrex Company shall be bound by all the terms and conditions of this agreement as if it had originally been party thereto, having all the rights and obligations of a party thereto. The Tranche A Borrower shall in addition provide, or cause the Petrex Companies to provide the Agents with whatever documents (including opinions of counsel and Security Documents) it may reasonably require in connection with such accession.

2.4	References to Borrower

The parties agree that as and from the Accession Date all references in this agreement and each other Senior Finance Document to the Borrowers shall be taken to be a reference to each of the Tranche A Borrower and the Tranche B Borrower.

2.5	Parent as Obligors' Agent

Each Obligor irrevocably appoints the Parent as its agent for the purpose of executing and delivering Advance Requests and the Accession Deed and on its behalf and generally agreeing and executing any and all notices, documents, consents, deeds and amendments (however fundamental and notwithstanding any increase in obligations of or other effect on any Obligor) entered into in connection with the Senior Finance

Documents (including confirmation of continuation of guarantee and indemnity obligations in connection with any modification, waiver or amendment in relation to the Facilities).

3.	PARTICIPATION OF LENDERS

3.1	Basis of Participation

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3.2	Lending Office:

(a) Each Lender will participate in each relevant Advance through its Lending Office.

(b)
If any Lender changes its Lending Office, that Lender will notify the relevant Administrative Agent and each relevant Borrower promptly of such change and, until it does so, the relevant Administrative Agent and each relevant Borrower will be entitled to assume that no such change has taken place.

3.3	Rights and Obligations of Finance Parties:

(a)
The rights and obligations of each of the Lenders and other Finance Parties under the Senior Finance Documents are several. The failure of any Lender or other Finance Party to observe and perform its respective obligations under any Senior Finance Document shall neither:

(i) result in any other Finance Party incurring any liability whatsoever; nor

(ii) relieve any Borrower, any other Obligor or any other Finance Party from their respective obligations under the Senior Finance Documents.

(b)
Notwithstanding any other provision of any Senior Finance Document, the interests of each Finance Party are several and the total amounts outstanding at any time under the Senior Finance Documents and due to each Finance Party constitute separate and independent debts. Accordingly, as regards each Lender and its participation in any Advance the amount of principal advanced by that Lender will constitute a separate and independent debt owed to it. Nothing in this clause is intended to permit a Finance Party to exercise its rights under any of the Senior Finance Documents other than in accordance with the Senior Finance Documents.

3.4	Enforcement of Rights

Each Finance Party, subject to this agreement and the other Senior Finance Documents, has the right to protect and enforce its rights arising out of the Senior Finance Documents and it will not be necessary for any other Finance Party to be joined as an additional party in any proceedings brought for the purpose of protecting or enforcing such rights.

4.	CONDITIONS PRECEDENT

4.1	Initial conditions precedent:

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4.2	Notification

When the Facility Agent is satisfied that the conditions precedent to making each Advance have been fulfilled (subject to clause 4.1(d)), the Facility Agent will give notice to that effect to each of the relevant Administrative Agent, the relevant Borrower and each of the relevant Lenders.

4.3	Failure to satisfy conditions precedent

Except as the Facility Agent (acting on the instructions of all the Lenders) agrees otherwise, if the conditions referred to in clause 4.1(a), (b) or (c) (Initial conditions precedent) have not been fulfilled or waived in writing on or before the last day of the Availability Period for the relevant Facility:

(a) all the Commitments under such Facility will automatically be cancelled; and

(b) the Lenders will cease to have any obligation to make any Advance under such Facility available.

4.4	Additional conditions precedent

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4.5	Rollover Advances

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* the proceeds of the new Tranche B Advance are applied in repaying the existing Tranche B Advance,

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5.	DRAWDOWN PROCEDURES

5.1	Delivery of Advance Requests

To borrow an Advance, the relevant Borrower must deliver to the Administrative Agent (with a copy to the Facility Agent) a duly completed and executed Advance Request not later than 10.00 a.m. (in the case of the Tranche A Advance) or 10.00 a.m. Johannesburg time (in the case of a Tranche B Advance) three Business Days, or such later time as is acceptable to all the relevant Lenders, before the proposed Utilisation Date.

5.2	*

5.3	Requests Irrevocable

Each Advance Request once given shall be irrevocable and may not be withdrawn.

5.4	Notice to the Lenders of the proposed Advances

The relevant Administrative Agent will promptly give each Lender details of receipt of each Advance Request and of the amount of each such Lender's participation therein.

5.5	Making of the Advances

Subject to the provisions of this agreement, each Lender will make available to the relevant Administrative Agent its participation in each requested Advance on or prior to 11.00 a.m. (in the case of the Tranche A Advance) or 11.00 a.m. Johannesburg time (in the case of the Tranche B Advances) on the relevant Utilisation Date. The Dollars required for each Lender to participate in the Tranche A Advance shall be remitted to a specified Dollar account in New York at the Offshore Administrative Agent's Lending Office. The Rand required for each Lender to participate in a Tranche B Advance shall be remitted to a specified Rand account in Johannesburg at the Onshore Administrative Agent's Lending Office.

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5.7	Limit on Frequency of Advances

(a) The Borrower may not request more than one Tranche A Advance in aggregate.

(b) No more than one Tranche B Advance may be requested in any period of five consecutive Business Days and no more than five Tranche B Advances may be outstanding at any one time.

(c) No Tranche B Advances may be borrowed unless the Tranche A Advance has been, or is being, advanced in full on or before the proposed Utilisation Date of the relevant Tranche B Advance.

5.8	Expiry

No Tranche B Advance will be permitted which gives rise to an actual or contingent liability of the relevant Borrowers to any Tranche B Lender which may mature after or otherwise extend beyond the Final Maturity Date.

6.	INTEREST

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6.3	Payment

The Tranche A Borrower will pay accrued interest on the Tranche A Advance to the Offshore Administrative Agent (for the account of the Tranche A Lenders) and the Tranche B Borrower will pay accrued interest on the Tranche B Advances to the Onshore Administrative Agent (for the account of the Tranche B Lenders) in arrears on the last day of each Interest Period applicable to such Advance, provided that where such Interest Period is of a duration of longer than six months, accrued interest in respect of each Advance will be paid every six months during such Interest Period and on the last day of such Interest Period.

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6.6	Notification

Each Administrative Agent will promptly notify the relevant Borrower and the Tranche A Lenders, or, as the case may be, the Tranche B Lenders, of each determination of an interest rate (including the Default Rate) and each selection of a Default Interest Period.

6.7	Reference Lenders

If LIBOR or, as the case may be, JIBAR is being determined by reference to paragraph (b) of the definition of "LIBOR" or, as the case may be, "JIBAR" and if any Reference Bank does not for any reason notify the Offshore Administrative Agent or, as the case may be, the Onshore Administrative Agent of any rate referred to in such definition at or about 11.00 a.m. or 11.00 a.m. Johannesburg time, as the case may be, on the appropriate Rate Fixing Day, then "LIBOR" or, as the case may be, "JIBAR" for the relevant Interest Period of the Advance concerned will be determined by reference to the rates notified by the other relevant Reference Banks. If none or only one of the relevant Reference Banks notifies a rate by the appropriate time specified above, then the rate of interest for the relevant Interest Period of the Advance concerned will be determined in accordance with the provisions of clause 8 (Market Disruption).

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6.9	Interest Act (Canada)

For the purposes of the Interest Act (Canada), any interest made payable under the terms of any Senior Finance Document at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as on a 360 or 365 day basis (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest that is equal to the rate or percentage determined by multiplying the Contract Rate by a fraction the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.

6.10	No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this agreement.

6.11	Rates are Nominal Rates

The rates of interest stipulated in this agreement are intended to be nominal rates and not effective rates or yields.

7.	SELECTION OF INTEREST PERIODS; DELIVERY OF CONTINUATION REQUESTS

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7.3	Non-Business Days

If any Interest Period would, but for this clause or clause 5.2 end on a day which is not a Business Day, that Interest Period shall be extended (and the Tranche B Maturity Date in the case of Tranche B Advance shall be) the next succeeding Business Day unless the result of such extension would be to carry such Interest Period (or Tranche B Maturity Date) into another calendar month, in which event such Interest Period shall end on (and that Tranche B Maturity Date shall be) the last preceding Business Day.

7.4	Expiry

No Interest Period shall expire after the Final Maturity Date.

7.5	Requests Irrevocable

A Continuation Request once given shall be irrevocable and may not be withdrawn.

8.	MARKET DISRUPTION; UNAVAILABILITY OF DOLLARS OR RAND

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8.2	Substitute Basis

During the 30 days following the giving of a Market Disruption Notice, each relevant Administrative Agent and relevant Borrower will negotiate in good faith in order to arrive at a mutually acceptable substitute basis for calculating the interest payable on each Advance. If a substitute basis is agreed within that period then it shall apply in accordance with its terms (and may be retrospective to the beginning of the relevant Interest Period).

8.3	Cost of Funds

Unless and until a substitute basis is agreed under clause 8.2, the interest payable on each relevant Lender's participation in each relevant Advance for the relevant Interest Period will be the rate certified by that Lender to be its cost of funds (from such sources as it may reasonably select) plus the relevant Margin.

8.4	Approval of Lenders

Neither Administrative Agent will agree a substitute basis under clause 8.2 without first obtaining the approval of all of the Lenders in the relevant Facility.

8.5	Unavailability of Dollars or Rand

If the relevant Administrative Agent is notified by the Majority Lenders under any Facility that deposits in Dollars or Rand, as the case may be, will not be readily available to them in the London Interbank Market or the Johannesburg Interbank Market, as the case may be, in order to enable them to fund their respective participations in any Advance the relevant Lenders will not be obliged to participate in the proposed making of such Advance and any Advance Request which has been delivered by the relevant Borrower will be deemed withdrawn.

9.	REPAYMENT AND PREPAYMENT

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9.7	General:

	(a)	No prepayment may be made except at the times and in the manner expressly provided by this agreement.

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* Commitment on a pro rata basis.

10.	PAYMENTS

10.1	Payments to the Administrative Agents:

	(a)	All payments to be made by the Tranche A Borrower under the Senior Finance Documents as relate to the Tranche A Facility are to be made to the Offshore Administrative Agent in Dollars (to the exclusion of any other currency) in immediately available funds for value not later than 3 p.m. on the date in question to such New York account (at the Offshore Administrative Agent's Lending Office) as the Offshore Administrative Agent specifies for this purpose.

	(b)	All payments to be made by the Tranche B Borrower under the Senior Finance Documents as relate to the Tranche B Facility are to be made to the Onshore Administrative Agent in Rand (to the exclusion of any other currency) in immediately available funds for value not later than 11.00 a.m. Johannesburg time on the date in question to such Johannesburg account (at the Onshore Administrative Agent's Lending Office) as the Onshore Administrative Agent specifies for this purpose.

10.2	Payments by the Administrative Agents:

	(a)	Subject to clause 10.4 (Assumed Receipt), each payment received by the Offshore Administrative Agent for the account of another person will be made available by the Offshore Administrative Agent to that person in immediately available funds transfer to such New York account at such Tranche A Lender's Lending Office (in the case of the Tranche A Lenders) or to such other account (in the case of any other Finance Party) as such Finance Party has previously notified to the Offshore Administrative Agent by not less than three Business Days' prior notice in writing.

	(b)	Subject to clause 10.4 (Assumed Receipt), each payment received by the Onshore Administrative Agent for the account of another person will be made available by the Onshore Administrative Agent to that person in immediately available funds transfer to such Johannesburg account at such Tranche B Lender's Lending Office (in the case of the Tranche B Lenders) or to such other account (in the case of any other Finance Party) as such Finance Party has previously notified to the Onshore Administrative Agent by not less than three Business Days' prior notice in writing.

10.3	Netting of Payments

If on any Utilisation Date with respect to the Tranche B Facility:

	(a)	the Tranche B Lenders are required to make a Tranche B Advance; and

	(b)	a payment is due to be made by the Tranche B Borrower to the Onshore Administrative Agent for the account of the Tranche B Lenders;

the Onshore Administrative Agent may, without prejudice to the obligation of the Tranche B Borrower to make that payment, apply any amount payable by the Tranche B Lenders to the Tranche B Borrower on such Utilisation Date in relation to the relevant Tranche B Advance in or toward satisfaction of the amounts payable by the Tranche B Borrower to the Tranche B Lenders on that Utilisation Date.

10.4	Assumed Receipt

Where a sum is to be paid under any Senior Finance Document for the account of another person, neither Administrative Agent will be obliged to make any such sum available to that person until it has been able to establish to its satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received the sum it paid out, then such person will on request ensure that the amount so made available is refunded to such Administrative Agent and such person will be liable first to pay to such Administrative Agent interest on the amount in question at the rate determined by such Administrative Agent (acting reasonably) to be equal to the cost to such Administrative Agent of funding such amount for the period from payment out by such Administrative Agent until refund to such Administrative Agent thereof and second to indemnify such Administrative Agent against any additional loss it may have suffered or incurred by reason of it having paid out such sum prior to it having received the same.

10.5	No Set-off or Deductions

All payments made by each Borrower under the Senior Finance Documents (whether of principal, interest, fees or otherwise) must be paid in full without set-off or counterclaim and not subject to any condition and free and clear of and without any deduction or withholding for or on account of any Taxes (except as provided in clause 11 (Taxes)).

10.6	Business Days

Subject to clause 7.3 (Non-Business Days) if any sum would otherwise become due for payment pursuant to any of the Senior Finance Documents on a day which is not a Business Day, such sum shall become due on the next succeeding Business Day and all sums payable under any of the Senior Finance Documents calculated by reference to any period of time shall be recalculated on the basis of such extension in time.

10.7	Bank Records

Each Lender will maintain an account or accounts recording the amounts from time to time lent by, owing to and paid to such Lender pursuant to this agreement or any other Senior Finance Document.

10.8	Memorandum Account

The Facility Agent will maintain a memorandum account showing the principal amount of the Advances for the time being outstanding hereunder and all payments with respect thereto made by the relevant Borrower from time to time pursuant to this agreement or any other Senior Finance Document. In case of any conflict between each Lender's accounts and the Facility Agent's memorandum account, the Facility Agent's memorandum account shall prevail, in the absence of demonstrated error.

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11.	TAXES

11.1	Gross Up

If, with respect to any Facility, any deduction or withholding for or on account of Taxes or any other deduction from any payments made or to be made by any relevant Borrower or by either Administrative Agent to any other Finance Party under any of the Senior Finance Documents is required by Applicable Law, then the relevant Borrower will:

(a) promptly notify each Administrative Agent of such requirement;

(b) ensure that the deduction or withholding is in accordance with the amount legally required to be deducted or withheld;

(c)
pay to the relevant Governmental Body within the required time period, such amount as is required to be paid in consequence of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this clause 11.1);

(d)
promptly forward after available to the Administrative Agents an official receipt (or a certified copy) or other documentation reasonably acceptable to the Finance Party concerned, evidencing such payment to such Governmental Body;

(e)
simultaneously on the day the payment is due under the relevant Senior Finance Document, pay to the Finance Party concerned an additional amount on an after-Tax basis being the amount required to procure that the aggregate net amount received by such Finance Party (free and clear of any deduction or withholding) will equal the full amount which would have been received by it had no such deduction or withholding been required;

(f)
on demand indemnify each Finance Party on an after-Tax basis against any Taxes (including interest and penalties), losses and expenses incurred by it by reason of (i) any failure on the part of the relevant Borrower to make any deduction or withholding or to remit such amount to the relevant Governmental Body when due, (ii) any additional amount payable hereunder not being paid on the due date for payment thereof, or (iii) any failure on the part of the Borrower to provide the documentation referred to in clause 11.1(d) in a timely manner; and

(g)
also indemnify each Finance Party, on an after-Tax basis, for any additional Taxes on net income that each such Finance Party may be obliged to pay as a result of the payment or receipt of additional amounts under this clause 11.1.

11.2	Refunds of Tax

If any relevant Borrower pays to any Lender any additional amount under clause 11.1 (Gross up) by reason of a deduction or withholding for or on account of Taxes and that Lender actually obtains a refund of Tax, or credit against Tax, by reason of the payment of that additional amount and that Lender is able to identify such refund or credit as being attributable to that payment, then the Lender obtaining such refund or credit (the "Recipient Lender") will reimburse to such Borrower such amount as the Recipient Lender determines to be the proportion of the credit or refund in question as will leave the Recipient Lender (after that reimbursement) in no better or worse position than that in which it would have been had the payment of the additional amount concerned not been required, but the Recipient Lender need not make any reimbursement if it believes the making of the reimbursement will cause it to lose the benefit of the credit or refund or any other relief or allowance which may be available to it. Each Lender will have an absolute discretion as to whether to claim any credit for or refund of Taxes and, if it does claim, the extent, order and manner in which it does so. No Lender will be obliged to disclose any information regarding its Tax affairs or computations to any relevant Borrower.

12.	CHANGE IN CIRCUMSTANCES

12.1	Increased Costs:

(a)
If the effect of any change in or introduction or making after the date of this agreement of any Applicable Law relevant to any Lender (an "Affected Lender") (whether or not having the force of law but, if not, being of a type with which that Lender is accustomed, expected or required to comply) or any change in the interpretation or application thereof or compliance by that Lender with the same (including those relating to Taxes, reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking or monetary controls) is to:

(i)
impose an additional cost on the Affected Lender as a result of it having entered into any of the Senior Finance Documents or making or maintaining its participation in the Advances or of it performing its obligations under the Senior Finance Documents;

		(ii)	reduce any amount payable to the Affected Lender hereunder or reduce the effective return on its capital or any class thereof; or

(iii)
result in the Affected Lender making any payment or foregoing any interest or other return on or calculated by reference to any amount received or receivable by the Affected Lender from any other party under any of the Senior Finance Documents;

(each such increased cost, reduction, payment, foregone interest or other return being hereafter referred to in this clause as an "increased cost"), then:

			(A)	the Affected Lender will notify each relevant Borrower and the relevant Administrative Agent of such event promptly upon its becoming aware of the same; and

(B)
upon demand from time to time by the Affected Lender, each relevant Borrower will pay to the relevant Administrative Agent for the account of the Affected Lender such amount as the Affected Lender shall (acting in good faith) determine to be necessary to compensate the Affected Lender for such increased cost (or the portion of such increased cost as is in the opinion of the Affected Lender attributable to its entering into the Senior Finance Documents or of making or maintaining its participation in any Advance or of maintaining its Commitment).

(b)
The certificate of an Affected Lender specifying the amount of compensation payable under clause 12.1(b) should contain reasonable detail as to how such amount was calculated and will, in the absence of demonstrated error, be conclusive but the Affected Lender will not be required to disclose in such calculation any information which is, in its opinion, confidential or price- sensitive.

	(c)	No Borrower will be obliged to compensate any Affected Lender pursuant to clause 12.1(b) in respect of any increased cost:

(i)
attributable to a change in the rate of Tax on the overall net income of the Affected Lender imposed in the jurisdiction in which it is incorporated or in which its principal office or Lending Office for the time being is located; or

		(ii)	compensated for by payment of the Additional Costs Rate or, as the case may be, Bank Costs; or

(iii) compensated for by the operation of clause 11 (Taxes) or would have been so compensated for but for the operation of clause 11.2 (Refunds of Tax).

12.2	Illegality

If it is or becomes contrary to any Applicable Law relevant to any Lender (a "Restricted Lender") (whether or not having the force of law but, if not, being of a type with which that Lender is accustomed, expected or required to comply) in any jurisdiction applicable to such Restricted Lender for it to make available the relevant Facility or to maintain its participation in any Advance or maintain its Commitment, then the Restricted Lender may give written notice to that effect to the relevant Administrative Agent and the relevant Borrower whereupon:

(a)
the relevant Borrower will forthwith prepay the Restricted Lender's participation in the Advance then outstanding together with all interest accrued thereon and all other amounts due to the Restricted Lender under this agreement (including pursuant to clause 31.1 (General Indemnity and Breakage Costs); and

	(b)	the Restricted Lender's undrawn Commitment (if any) will be cancelled forthwith and the Restricted Lender will have no further obligation to lend hereunder.

12.3	Mitigation

If circumstances arise in relation to a particular Lender which would, or may, result in:

	(a)	any Advance in which it participates becomes an Affected Advance under clause 8 (Market Disruption);

	(b)	an obligation to pay an additional amount under clause 11.1 (Gross-up);

	(c)	a demand for compensation pursuant to clause 12.1 (Increased Costs); or

	(d)	an obligation to repay under clause 12.2 (Illegality);

then, without in any way limiting, reducing or otherwise qualifying the obligations of the relevant Borrower under any of the clauses referred to above, such Lender will promptly notify the relevant Administrative Agent and the relevant Borrower thereof and, in consultation with the relevant Administrative Agent and the relevant Borrower, take such reasonable steps as may be reasonably open to it to mitigate the effects of such circumstances including:

(i) changing its Lending Office for the purposes of this agreement; or

(ii) transferring its rights and obligations hereunder pursuant to clause 29.2 (Assignments and Transfers by the Lenders) or 29.3 (Substitution Provisions);

but the Lender concerned will not be obliged to take any action if to do so would or might (in its reasonable opinion) have an adverse effect upon its business, operations or financial condition or cause it to incur obligations (including Taxes) which (in its reasonable opinion) are material or would reduce its return in relation to its participation in each relevant Facility.

13.	FEES, EXPENSES AND STAMP DUTIES

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13.4	VAT

All fees payable under the Senior Finance Documents are exclusive of any value added tax or other similar Tax chargeable upon or in connection with such fees. If any value added tax or other similar tax is or becomes so chargeable, such tax will be added to the fee concerned at the appropriate rate and will be paid by the relevant Borrowers at the same time as the relevant fee itself is paid.

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13.6	Enforcement Expenses

The Borrowers will on demand pay and reimburse to each Finance Party, on the basis of a full indemnity, all costs and expenses (including legal fees, fees and expenses of advisers and other out of pocket expenses and any value added tax or other similar tax thereon) incurred by such Finance Party in connection with the preservation, enforcement or the attempted preservation or enforcement of any of such Finance Party's rights under any of the Senior Finance Documents (and documents referred to therein).

13.7	Stamp Duties, etc.

The Borrowers will pay and on demand indemnify each Finance Party from and against any liability for any stamp duty, documentary, registration, notarisation, filing and other duties and Taxes which are or may hereafter become payable in connection with the entry into, performance, execution or enforcement of any of the Senior Finance Documents or to which any of the Senior Finance Documents may otherwise be or become subject or give rise.

13.8	Delay in Payment

The Borrowers will on demand indemnify each of the Finance Parties from and against any losses which they may incur as a result of any delay or omission by the Borrowers to pay any such duties or Taxes described in clause 13.7.

13.9	Fees paid in Dollars

Save with regard to the fees arising under clauses 13.2 and 13.3 with respect to the Tranche B Facility, which shall be payable in Rand (to the exclusion of any other currency), all of the fees described in this clause shall be payable in Dollars (to the exclusion of any other currency).

14.	REPRESENTATIONS AND WARRANTIES

14.1	Reliance

Each Obligor acknowledges that each Finance Party has entered into this agreement and/or the other Senior Finance Documents, and each Finance Party has agreed to provide the relevant Facility, in full reliance on representations in the terms set out in the following provisions of this clause and each Obligor represents and warrants to each such Finance Party in those terms. The representations and warranties set out in the following provisions of this clause shall survive the execution and delivery of this agreement and the making of each Advance Request and each Utilisation Date notwithstanding any investigations or examinations which may be made by any Finance Party or Finance Party's counsel.

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14.3	Organisation

Each Obligor is a company duly and validly incorporated, duly organised, validly existing with limited liability, registered and in good standing (where any such concept is applicable) under the laws of its jurisdiction of organisation and has the right, power and capacity to enter into, and perform and comply with its obligations under, each Operative Document to which it is a party, to own its property and assets (including the Project and the Project Assets) and to carry on its business as it is being conducted or proposes to be conducted. Each Obligor is qualified to do business in each jurisdiction where ownership of its property or assets or the nature of its business makes such qualification necessary except if the failure to be so qualified does not or is not reasonably likely to result in a Material Adverse Effect.

14.4	Power and Authority; Legal Validity; Effective Security

Each Obligor has taken all necessary action (corporate or otherwise) to authorise the execution and delivery of each Operative Document to which it is a party, the creation and performance of its obligations thereunder, the creation of the security contemplated thereby and the consummation of the transactions contemplated thereby. Each Obligor has executed and delivered each Operative Document to which it is party. Each Operative Document constitutes a valid and legally binding obligation of such Obligor, enforceable against it in accordance with its terms. Upon the taking of the various actions described in clause 14.5 with respect to the Security Documents then executed and all other actions that are necessary or advisable with respect thereto, the Security Interests created by such Security Documents shall be effective and have the priority intended to be conferred by each relevant Security Document.

14.5	Authorisations and Consents

All Project Approvals, Financing Approvals and other consents required by any Obligor in connection with the entry into, performance, validity, enforceability and admissibility in evidence of each of the Operative Documents to which it is a party, the transactions contemplated thereby and the business of such Obligor as now carried on or proposed to be carried on, have been obtained or effected and are in full force and effect, and all such Project Approvals have been complied with in all material respects and all such Financing Approvals, and other such consents required by any Obligor have been complied with.

14.6	No Contravention

None of the corporate authorisation, execution and delivery by any Obligor of any of the Operative Documents to which it is a party, the performance of any of the transactions contemplated therein or of its obligations thereunder or the creation of the security thereby constituted do now or will:

(a) conflict with its Constitutional Documents or any resolutions of its directors or shareholders, including any unanimous shareholder declaration or agreement;

(b)
contravene or constitute a default under or otherwise conflict with any provision contained in any agreement (other than any Senior Finance Document, Project Document or Acquisition Document), Applicable Law or any consent (other than a Financing Approval or a Project Approval) by which such Obligor or any of its assets is bound or affected unless such contravention or default does not or is not reasonably likely to have a Material Adverse Effect;

(c)
contravene or constitute a default under or otherwise conflict with any provision contained in any Senior Finance Document, Project Document, Acquisition Document, Financing Approval or a Project Approval;

(d) require such Obligor to create any Security Interest over any of its assets other than pursuant to any Security Document or other Senior Finance Document; or

(e)
cause any borrowing, negative pledge or other limitation on such Obligor or the powers of the directors or other officers of such Obligor to be exceeded, whether such limitation is imposed by or contained in any of its Constitutional Documents or in any Applicable Law to which such person is subject or any agreement or instrument by which such person or any of the assets of such person is bound or affected or allow a person to accelerate or cancel an obligation with respect to indebtedness.

14.7	Pari Passu

Each Obligor's payment obligations under each of the Senior Finance Documents to which it is a party rank at least pari passu in right and priority of payment with all of its other unsecured and unsubordinated indebtedness except indebtedness preferred solely by operation of law.

14.8	No Defaults

No Default has occurred and is continuing or would occur as a result of the drawing of any Facility and no event has occurred (which has not been remedied or waived) which constitutes a default under or in respect of any agreement, instrument, deed or document to which any Obligor is a party or by which any of them or any of their assets may be bound or affected being a default which will or is reasonably likely to have a Material Adverse Effect, and no event has occurred (which has not been remedied or waived) which, with the giving of notice and/or the passage of time and/or giving of any certificate or statement and/or making of any determination and/or fulfilment of any other condition, might constitute any such default.

14.9	Litigation

No litigation which will or is reasonably likely to, by itself or together with any other such proceedings or claims is reasonably likely to result in an adverse decision in excess of $100,000 (or its equivalent in any other currency) or except as set forth in Schedule 6, Part G, have a Material Adverse Effect , is current or pending or, to the best of the knowledge, information or belief of the relevant Obligor, threatened against such Obligor or any of its assets. To the best of the knowledge, information or belief of the relevant Obligor, no event has occurred, and no state or condition exists, which would likely give rise to any such litigation.

14.10	No Financial Indebtedness

No Group Company is party to any Financial Indebtedness other than Permitted Financial Indebtedness and no Group Company is a party to, nor is it or any of its assets bound or affected by, any consent, agreement or instrument under which any such person is, or in certain events (including the entry into of any of the Senior Finance Documents and/or performance by such Obligor of its obligations thereunder) may be required to create, assume or permit to arise any Financial Indebtedness other than Permitted Financial Indebtedness.

14.11	Good Title; No Security Interests

Each Group Company has good and marketable title to all its assets (including, in the case of the Petrex Companies, its respective interest in the Mines and the Project Assets it purports to own) and none of the assets of any Group Company is affected by any Security Interest other than a Permitted Security Interest and no such person is a party to, nor is it or any of its assets bound or affected by, any consent, agreement or instrument under which such person is, or in certain events (including the entry into of any of the Senior Finance Documents and/or performance by any Obligor of its obligations thereunder) may be, required to create, assume or permit to arise any Security Interest other than a Permitted Security Interest.

14.12	No Guarantees

No Group Company has given or entered into any guarantee other than a Permitted Guarantee and no such person is a party to, nor is it or any of its assets bound or affected by, any consent, agreement or instrument under which such person is, or in certain events (including the entry into of any of the Senior Finance Documents and/or performance by such Obligor of its obligations thereunder) may be, required to give or enter into any guarantee other than a Permitted Guarantee.

14.13	Material Disclosures

Each Obligor has fully disclosed in writing to the Finance Parties all facts relating to such Obligor which such Obligor knows or should reasonably know after due enquiry (including information with respect to the Petrex Companies which the Tranche A Borrower, the Parent and Chimera know or should reasonably know after making due enquiry in the course of the Acquisition Transaction) and which are material for disclosure to the Finance Parties in the context of the Senior Finance Documents and the Facilities.

14.14	Information

To the knowledge of any Obligor after due enquiry (in case of any information concerning the Petrex Companies prior to the Acquisition Agreement Closing Date) the written information furnished by any Obligor to the Finance Parties in connection with the Facilities does not contain any factual statements which are materially incorrect or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading in any material respect.

14.15	Insurance

The Group Companies have in place insurances complying with the requirements of clause 15.7 (Insurance) and no act, omission, event or default has occurred which has rendered or is reasonably likely to render any policies of insurance taken out by them void or voidable.

14.16	Original Audited Accounts

(a)
The Original Audited Accounts were prepared in accordance with GAAP consistently applied and give a true and fair view of the results of the operations of the relevant Obligor for the period to which they relate and the state of the affairs of the relevant Obligor at the end of such period and, in particular, disclose or reserve against and provide for all liabilities (actual or contingent) of any of the foregoing.

(b)
Since publication of the Original Audited Accounts, there has been no event which is reasonably likely to have a Material Adverse Effect and there has been no event which has resulted in, or is reasonably likely to require, the restatement of the Original Audited Accounts.

14.17	Mining Rights, Technology, etc.

(a)
Each Obligor has obtained all Mining Rights as may be necessary or advisable for the Project and all of such Mining Rights are in full force and effect. All such Mining Rights are sufficient in scope and substance for the development, operation and maintenance of the Project in accordance with sound international mining and business practice and the Development Plan. The Petrex Companies are the holders of all rights (legal and beneficial) in the Core Mining Rights.

(b) Neither any Mine nor any Obligor's interest therein is subject to any royalty or similar obligation except the royalty agreements listed in Schedule 6, Part E.

(c)
(i) Each Obligor owns or has the right to use all Intellectual Property and other technologies and processes required for the Project and (ii) there are no material licence agreements granting any Obligor or any other person rights in any patented process or the right to use identical or secret knowledge that are required for the Project.

14.18	Approvals, Project Documents, etc.

(a)
To the knowledge of any Obligor after due enquiry (in case of any information concerning the Petrex Companies prior to the Acquisition Agreement Closing Date) each Project Document has been validly entered into by each other party thereto and creates binding obligations on such other party enforceable in accordance with such Project Document's terms subject to laws relating to bankruptcy, insolvency, enforceability of creditors' rights generally and equitable principles to the extent they apply.

(b)
Each Obligor, and to the best of such Obligor's knowledge, each other party to any Project Document, has fully performed and is in compliance with any relevant terms and obligations binding on it pursuant to any Project Document and to the best of each Obligor's knowledge no default (however described) has occurred or is continuing thereunder.

(c)
No Obligor is party to, or committed to enter into any contract relating to the Project other than the Project Documents and copies of all such Project Documents have been furnished to the Facility Agent.

14.19	Environmental Matters

(a)
Other than as set forth in Schedule 6, Part H, each Obligor is, and has at all times been, in compliance with, or has fully remedied any non-compliance so as to be in compliance with, all Environmental Laws in all material respects and all Environmental Approvals necessary in connection with the ownership and operation of its business (including the Project) are in full force and effect. In planning the Project each Obligor has caused detailed environmental investigations of the environmental impact of the Project to be carried out. There are no acts, omissions, events, state of facts or circumstances which may reasonably be likely to prevent or interfere with such Obligor being in full compliance with any Environmental Laws including obtaining or being in full compliance with any Environmental Approvals in the future and no material investment is necessary to obtain or renew any Environmental Approval.

(b)
There are no past or present acts, omissions, events, state of facts or circumstances which have resulted in (or are reasonably likely to result in) any third party (including any regulatory authority) taking any action or making any material claim against any Obligor under any Environmental Laws including remedial action (in particular in relation to contaminated land) or the revocation, suspension, variation or non-renewal of any Environmental Approval and no Obligor has notice of any complaints, demands, civil claims, enforcement proceedings or of any action required by any regulatory authority and to the knowledge of each Obligor (after making due inquiries) there are no investigations pending or threatened in relation to the failure of any such person to obtain or comply with any Environmental Laws.

(c)
Each Obligor has disclosed details to the Technical Adviser and/or the Facility Agent of all material inspections, investigations, studies, audits, tests, reviews and other analyses (other than those effected by the Technical Adviser) carried out by it or on its behalf specifically in respect of the Project in relation to any environmental matters or pursuant to any Environmental Law in respect of the Environment at the Mines or any other property over which any of the Mines enjoys any amenities or rights.

(d) The Technical Adviser has been provided with sufficient information in relation to the Environment at the Mines to enable it to compile its report on the Project.

14.20	Deductions

Under Applicable Laws, no Obligor will be required to make any deduction or withholding from any payment it may make hereunder or any other Senior Finance Document.

14.21	Filings

Under Applicable Laws of each Obligor, it is not necessary that this agreement or any other Operative Document be filed, recorded or enrolled with any court or other authority or that any stamp, registration or similar Tax be paid on or in relation to this agreement or such other Operative Document except as set forth in Item 4(c) of Schedule 3, Part A and in Item 7 of Schedule 3, Part B.

14.22	Immunity from Suit

No Obligor is entitled in any jurisdiction to claim for itself or its assets immunity from suit, execution, attachment or other legal process whatsoever or wheresoever nor in any jurisdiction may any such immunity be attributed to any such person or any of their respective assets whether or not claimed.

14.23	Commercial Purpose

The execution by each Obligor of this agreement and each other Senior Finance Document to which it is a party constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

14.24	Law

No Obligor has breached any Applicable Law or consent (including any Project Approval, Financing Approval or Environmental Approval) binding on it where such breach is likely to have a Material Adverse Effect.

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14.27	Taxes

Each Obligor has:

	(a)	delivered or caused to be delivered all returns for Taxes which are now due to the appropriate Governmental Body;

	(b)	paid and discharged all Taxes payable by it when due;

	(c)	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

	(d)	withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes to the appropriate Governmental Body; and

(e)
paid and discharged all obligations incidental to or secured by any statutory lien or deemed trust imposed upon it by Applicable Law which constitutes a Security Interest, or if unpaid is reasonably likely to become a Security Interest, on any of its assets;

and no assessment or appeal is, to its knowledge, being asserted or processed with respect to such returns, Taxes or obligations, except for assessments or appeals respecting an aggregate Tax liability for the entire Group not exceeding $100,000.

14.28	Solvency

Each Obligor is Solvent both before and after the entering into of and the consummation of the transactions contemplated by the Operative Documents.

14.29	Employee Relations

There are no strikes, work stoppages or controversies pending or, to its knowledge, threatened between any Group Member and any of its employees (including unions representing employees), other than employee grievances arising in the ordinary course of business which would not reasonably be likely to result in material work stoppages, and other than those disclosed in writing to the Facility Agent.

14.30	Acquisition Documents

The Acquisition Documents as furnished to the Facility Agent under this agreement comprise all the material terms of the Acquisition Transaction.

14.31	Pension and Other Benefit Plans

Other than as set forth in Schedule 6, Part I, no Obligor has any unfunded liabilities arising out of any employee pension plan or any other employee benefit plan to which it is a party or by which it is bound which in the aggregate exceed $100,000 (or the equivalent in other currency) for the entire Group. All requisite employer contributions required under any such plan have been made to date. There is no Award outstanding and no pending or, to the knowledge of any Obligor, threatened litigation against any such plan, any fiduciary thereof, or any Obligor with respect thereto which is reasonably likely to have a Material Adverse Effect. Each employee pension plan or any other employee benefit plan to which any Obligor is a party or by which it is bound complies in all material respects with all Applicable Laws. No Obligor has withdrawn from any such plan or initiated steps to do so, and no steps have been taken to reorganise or terminate any such plan, the terms of each such plan are in accordance with Good Industry Practice and the Development Plan.

15.	GENERAL UNDERTAKINGS

15.1	Duration of Undertakings

Each Obligor undertakes as to itself to each of the Finance Parties in the terms of the following provisions of this clause, such undertakings to commence on the date of this agreement (in the case of all Obligors other than the Petrex Companies) or the Accession Date (in the case of the Petrex Companies) and to continue until all Senior Finance Obligations have been discharged and no Lender has any further obligation hereunder.

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15.5	Maintenance of Status and Authorisation

(a)
Each Obligor will do all such things as are necessary to maintain its respective corporate existence and good standing and ensure that it has the right and is duly qualified to conduct its business as conducted in all applicable jurisdictions.

(b)
Each South African Obligor will do all such things as are reasonably necessary to rectify any corporate irregularities relating to it, including irregularities regarding unclaimed dividends, corporate records, share certificates and the amount of Capital Stock outstanding.

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15.8	Taxes

Each Obligor will pay promptly all Taxes imposed upon it or any of its assets, income or profits or any transactions undertaken or entered into by it except in relation to any bona fide tax dispute for which proper provision has been made in its accounts. All Taxes currently payable by or in respect of the Project are described in Item F of Schedule 6.

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15.12	No Guarantees

No Obligor will (and the Parent will not permit any other Group Company to) give or enter into or permit to subsist or agree to give or enter into any guarantee except for:

	(a)	guarantees contemplated by the Senior Finance Documents;

	(b)	guarantees in favour of carriers, warehousemen or trade suppliers incurred in the ordinary course of business; or

(c)
guarantees listed in Part C of Schedule 6 where the aggregate principal amount covered by each such guarantee is not increased after the date of this agreement above the respective amounts mentioned in Part C of that Schedule.

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15.14	Conduct of the Project; Senior Finance Documents; Project Documents

	(a)	The Obligors will equip, repair, operate and maintain the Mines substantially in accordance with the Original Financial Model, the Development Plan, Good Industry Practice and all Applicable Laws;

	(b)	No Obligor shall abandon, and no Obligor shall permit, recommend or agree to the abandonment of, the Mines in whole or any material part;

	(c)	No Obligor shall permanently cease, and no Obligor shall permit, recommend or agree to the permanent ceasing of, the operations of Nigel Gold's NRS metallurgical plant;

(d)
Each Obligor will comply with the terms of each of the Senior Finance Documents to which it is a party and no Obligor will terminate, materially modify or grant any release or compromise performance under any Project Document to which it is a party (or consent to any of the foregoing) except to the extent that such non-compliance, termination, modification, release or performance compromise is not reasonably likely to have a Material Adverse Effect;

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	(f)	Each Obligor will maintain, preserve, protect and keep:

(i)
all of its ownership, lease, use, licence and other interests in the relevant Project Assets (including all Mining Rights) as are necessary or advisable for such Obligor to be able to operate and maintain the Project substantially in accordance with the Development Plan and Good Industry Practice; and

(ii)
all Project Assets in good repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Project Assets is no longer necessary or economically desirable for the operation of the Mines, such operation to be substantially in accordance with the Development Plan and Good Industry Practice.

15.15	Acquisition Documents and Project Documents Undertakings

	(a)	Changes to Acquisition Documents

No Obligor will:

(i) agree to any amendment or waiver of any term of any Acquisition Document; or

(ii) exercise any discretion or give any consent under any Acquisition Document.

	(b)	Claims under Acquisition Documents

Each Obligor will:

		(i)	take all action to enforce any claim it has in relation to the warranties given under any Acquisition Document and to enforce all other material rights it may have under any Acquisition Document;

		(ii)	notify the Facility Agent promptly of any claim made by it under an Acquisition Document;

		(iii)	provide the Facility Agent with reasonable details of that claim and its progress; and

		(iv)	notify the Facility Agent promptly upon that claim being resolved.

	(c)	Changes to Project Documents

No Obligor will:

		(i)	agree to any material amendment or waiver of any term of any Project Document; or

		(ii)	exercise any discretion or give any consent under any Project Document that is reasonably likely to have a Material Adverse Effect.

15.16	Restriction on Distributions

	(a)	None of the Obligors except for the Parent (and in the case of sub-clause (iv), none of the Obligors) will:

(i)
issue any additional Capital Stock to any person other than its Holding Company. No Obligor (other than the Parent) will issue any additional Capital Stock to its Holding Company unless the Capital Stock of such Obligor is subject to a Security Document in favour of the relevant Security Agent creating a first ranking Security Interest in its Capital Stock in favour of the relevant Security Agent and such additional Capital Stock will become subject to such first ranking Security Interest. For the purposes of this clause 15.16(a)(i), (A) the Tranche B Borrower shall be deemed to be the Holding Company of each of Grootvlei and Consolidated Modderfontein provided that the Tranche B Borrower continues to be the beneficial owner of all of the Capital Stock of each of Grootvlei and Consolidated Modderfontein and the Capital Stock for which the Tranche B Borrower is not the recorded holder are held by nominee shareholders pursuant to declarations of trust confirming that such nominees hold such Capital Stock on behalf of the Tranche B Borrower; and (B) Consolidated Modderfontein shall be deemed to be the Holding Company of Consolidated Modderfontein 1979 provided that Consolidated Modderfontein continues to be the beneficial owner of all of the Capital Stock of Consolidated Modderfontein 1979 and the Capital Stock for which Consolidated Modderfontein is not the recorded holder are held by nominee shareholders pursuant to declarations of trust confirming that such nominees hold such Capital Stock on behalf of Consolidated Modderfontein;

		(ii)	redeem, purchase or otherwise acquire any of its Capital Stock;

		(iii)	except in accordance with clause (b), pay any cash dividend or make any other Distribution on any class of its Capital Stock; or

		(iv)	except in accordance with clause (b), make any payment of any Subordinated Debt.

(b)
Notwithstanding clause (a), the Tranche A Borrower may make a cash dividend to Chimera and Chimera may make a cash dividend to the Parent (including in respect of Subordinated Debt), in each case on a Calculation Date or within five Business Days after a Calculation Date if:

		(i)	the first Repayment Date has occurred and the payment due on such date has been made in full;

		(ii)	the balance of the Senior Debt Service Reserve Accounts shall be at least equal to the sum of the DSRA Required Balance as at such Calculation Date;

		(iii)	no Default has occurred and is continuing (or is reasonably likely to result therefrom);

(iv)
the Facility Agent has received the Forecast and the Compliance Certificate then due under this agreement and each of such Forecast and Compliance Certificate demonstrates that the Borrowers are, and will be during the applicable Forecast Period, in compliance with the financial ratios set forth in clause 16.9, 16.10 and 16.11 as at all relevant dates set forth in such clause for which such compliance would be required;

		(v)	there are no Finance Costs or Finance Principal due but unpaid;

		(vi)	the payment is made in accordance with, and subject to, clause 17.2(a); and

		(vii)	the Completion Test Effective Date has occurred.

	(c)	For the avoidance of doubt, a maximum of four cash dividends may be made in accordance with clause (b) in any single calendar year.

15.17	Environmental Protection

Each of the Obligors will:

(a)
comply in all material respects with the terms and conditions of all Environmental Approvals and all Environmental Laws applicable to it and its assets (including the Mines and the Project Assets) and for this purpose will implement procedures to monitor compliance and contain liability under any Environmental Laws (including establishing and maintaining appropriate mine rehabilitation trust funds);

	(b)	promptly upon receipt of the same notify the Facility Agent of any claim, notice or other communication served on it in respect of, or if it becomes aware of:

		(i)	any suspension, revocation or material variation of any Environmental Approval applicable to it;

		(ii)	any breach of any Environmental Laws which is or may be material;

		(iii)	any material investment by any such person required to maintain, acquire or renew any Environmental Approval; or

		(iv)	the issue of any enforcement or prohibition or similar notice by a regulatory authority or receipt by such person of any complaint, demand, civil claim or enforcement proceeding; and

(c)
prevent any acts, omissions, events, state of facts or circumstances relating to the Environment occurring or being exacerbated which is reasonably likely to result in any third party taking any action or making any claim against such person under any Environmental Laws which such action or claim is reasonably likely to have a Material Adverse Effect.

15.18	Access

Each of the Obligors will permit the Agents and/or the Technical Adviser and/or their Representatives, upon reasonable notice and at reasonable times, to examine and make copies of any abstracts from the books and records of such Obligor (including all those relating to the Project, the Project Assets and the performance of the Mines), to discuss any of the affairs of any Obligor with its directors, senior officers and with any of its auditors, and to inspect the Mines. Without limiting the foregoing, the Obligors will permit the Agents and the Technical Adviser to inspect the Mines at any time (a) upon reasonable notice and at reasonable time (for so long as no Default shall have occurred and be continuing) provided that the Borrowers shall only be obligated to pay the expenses contemplated in clause 13.5 (Initial Expenses) incurred in connection with such visits once every 12 months, and (b) without any restrictions whatsoever (if any Default shall have occurred and is continuing).

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15.20	Security

(a) (i)
Each Obligor will maintain at all times in full force and effect (or where appropriate, promptly renew in a timely manner) all Security Interests created pursuant to the Security Documents to which it is a party and from time to time execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such further instruments as may be reasonably requested by either Security Agent or the Facility Agent for perfecting or maintaining in full force and effect the Security Interests granted under the Security Documents (including with respect to any assets forming part of or relating to the Project acquired or entered into after the date hereof, whether pursuant to the Acquisition Transaction or otherwise) upon the request of the relevant Agent.

(ii)
In addition, without limiting the foregoing, each Obligor will, upon the request of either Security Agent or the Facility Agent, effect, at its own cost and expense, all relevant notarisations, registrations and filings, and take all other actions as may be necessary or advisable, to ensure that a valid and first-priority, registered Security Interest in any such asset (including any such asset which is not of a type encumbered pursuant to any Security Document as at any Utilisation Date) is granted in favour of the relevant Finance Parties.

(b)
No Obligor will dispose of the equity of redemption in respect of all or any part of its assets or revenues or any interest therein or the right to receive or to be paid the same, present or future, which is charged, mortgaged, pledged or secured in any other manner by such Obligor in favour of either Security Agent or the Finance Parties pursuant to any Security Document to which it is a party (except as may be expressly permitted in any such Security Documents or this agreement).

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15.21	Capital Expenditures

The Obligors will not incur Capital Expenditures (other than those set forth in the Development Plan and the Forecasts and those required for replacements, repairs and maintenance of satisfactory health, safety and operating conditions essential to the Mines) in an amount more than * (or its equivalent in any other currency) in the aggregate for the entire Group in any Financial Year.

15.22	Transactions with Affiliates

None of the Obligors will enter into, or make, cause, suffer or permit to exist:

(a)
any arrangement or contract with any Affiliate of a nature customarily entered into by persons which are Affiliates of each other (including management or similar contracts (including contracts for the provision of services) or arrangements relating to the allocation of revenues, taxes and expenses or otherwise) requiring any payments to be made by such Obligor to any Affiliate unless such arrangement is fair and equitable to such Obligor provided that the aggregate amount of any such arrangement or contracts shall not exceed * (or its equivalent in any other currency) for the entire Group in any Financial Year; or

(b)
any other transaction, arrangement or contract with any of its other Affiliates which would not be entered into by a prudent person in the position of any such Obligor with, or which is on commercial terms which are less favourable to such Obligor than are obtainable from any person which is not one of its Affiliates.

15.23	Royalty Agreements

None of the Obligors will enter into any agreement relating to the granting of royalties or net profits in connection with the Project other than in the royalty agreements listed in Schedule 6, Part E.

15.24	Intellectual Property

Each Obligor will:

(a) ensure that it beneficially owns or has all necessary consents to use all the Intellectual Property Rights that it requires in order to conduct its business;

(b) observe and comply with all its obligations and Applicable Law in relation to such Intellectual Property; and

(c) maintain and protect such Intellectual Property;

in each case where the failure to take such action is reasonably likely to have a Material Adverse Effect.

15.25	Pension and Other Benefit Plans

Each Obligor will comply with the terms of each employee pension plan or any other employee benefit plan to which it is a party or by which it is bound except to the extent that such non-compliance is not reasonably likely to have a Material Adverse Effect.

15.26	Development Plan

(a) The Borrowers shall:

(i)
as soon as reasonably possible give notice to the Facility Agent of any change in any fact, event or circumstance which renders the Development Plan as then currently in effect materially inaccurate; and

		(ii)	*

In each case, the Borrowers shall work in consultation with the Facility Agent and the Technical Adviser in determining what modifications might be necessary to be made to the Development Plan so as to render the same accurate. The Borrowers shall, no later than 15 Business Days after the occurrence of any change referred to in clause 15.26(a)(i) or by 1 December of each year in the case of clause 15.26(a)(ii) (a “Proposed Modification Delivery Date”) deliver to the Facility Agent (with sufficient copies for each Lender and the Technical Advisor) a copy of the Development Plan as proposed to be modified following the effectiveness of such proposed modification (the “Modification Notice”). Unless the circumstances described in clause 15.26(b) apply, the Development Plan shall be deemed amended by such modification with immediate effect from the receipt of the Modification Notice.

	(b)	In the event that, within 30 Business Days of the receipt of the Modification Notice, the Facility Agent reasonably determines that such proposed modification:

		(i)	is not responsive to the change for which notice was given pursuant to clause 15.26(a)(i) or the change that is determined pursuant to clause 15.26(a)(ii); or

(ii)
would, or is reasonably likely to, affect adversely (x) any of the financial condition, assets, revenues, affairs, liabilities, prospects or results of operations, of any Obligor (including, in respect the Project), or the Group; or (y) the ability of any Obligor to perform in a timely manner all or any of its obligations (including its payment obligations) under any of the Senior Finance Documents to which it is a party, no such modification shall be effective and the Development Plan shall continue to apply without such proposed modification.

(c)
As a condition precedent to the effectiveness of any modification to the Development Plan, the Borrowers shall deliver to the Facility Agent (with sufficient copies for each Lender and the Technical Adviser) a Compliance Certificate calculated as of the effective date of such modification indicating that no Default would, or would be likely to, occur at any time as a result of such modification, together with such information concerning the calculations and assumptions used by the Borrowers in preparing such Compliance Certificate as the Facility Agent shall have requested.

15.27	Mineral and Petroleum Act

	(a)	Each Obligor acknowledges that it is anticipated that pursuant to the promulgation of the Mineral and Petroleum Act as effective legislation:

(i)
the Core Mining Rights, which rights are referred to as old order rights in terms of the Mineral and Petroleum Act ("old order rights") will cease to exist from the date of such promulgation ("the promulgation date") and will be substituted and replaced by new order rights which will be based upon mining authorisations in force as at the promulgation date ("new order rights");

		(ii)	the Mineral and Petroleum Act will provide for administrative procedures to convert the existing mining authorisations to new order rights;

		(iii)	the new order rights will be capable of registration in the office of the Registrar of Mining Titles; and

		(iv)	any form of security such as mortgage bonds registered over old order rights, will be capable of re-registration in the office of the Registrar of Mining Titles.

(b)
Each Obligor undertakes in favour of the Finance Parties that it shall, with effect from the promulgation date, take all such steps, do all such things and sign all such documentation as may be necessary to:

		(i)	convert the Core Mining Rights to new order rights;

		(ii)	register such new order rights in the office of the Registrar of Mining Titles or any other similar public registry as may be provided for in the Mineral and Petroleum Act; and

(iii)
to assist the Onshore Security Agent to procure the original registration of a mortgage bond over the old order rights or new order rights or, if applicable, the re-registration of such security over the new order rights as contemplated in clause (a).

(c)
Each Obligor undertakes to do all things necessary and further to sign all such documents as may be required to procure the requisite consent of the Minister of Minerals and Energy as contemplated in section 11(3)(b) read with section 11(1) of the Mineral and Petroleum Act, prior to any foreclosure of any Security Interests created or intended to be created pursuant to any Security Document.

16.	INFORMATION, ACCOUNTING AND FINANCIAL UNDERTAKINGS

16.1	Duration of Undertakings

Each Obligor undertakes to each of the Finance Parties (including the Security Agent) in the terms of the following provisions of this clause, such undertakings to commence on the date of this agreement (in the case of each Obligor other than the Petrex Companies) and the Accession Date (in the case of the Petrex Companies) and to continue until all Senior Finance Obligations have been discharged and no Lender has any further obligation to lend hereunder.

16.2	Defaults

Each relevant Obligor will notify the Facility Agent forthwith upon becoming aware of the occurrence of a Default and will from time to time on request supply the Facility Agent with a certificate signed by any two of its directors or officers certifying that no Default has occurred and is continuing or, if such is not the case, specifying the Default which has occurred and the action taken or proposed to be taken to remedy it.

16.3	Books of Account and Auditors

Each Obligor will keep or cause to be kept proper books of account relating to its business and maintain as its auditors such firm of accountants as the Facility Agent shall approve, acting reasonably.

*

*

16.5	Other Information

*

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16.7	Preparation of Financial Statements

Each Obligor will ensure that all audited Financial Statements delivered under clause 16.4:

(a) are prepared in accordance with GAAP consistently applied, and in compliance with all Applicable Laws;

(b)
give a true and fair view of the financial condition and results of the operations of the relevant Obligor for the period for which and on the date at which such financial statements are prepared and made up; and

(c) subject to the requirements of sub-clauses (a) and (b), are prepared in a manner which is consistent with the Original Audited Accounts.

16.8	Financial Year

No Obligor will change its Financial Year from the twelve-month period ending 30 June in any year.

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17.	PROJECT ACCOUNTS

17.1	The Account Bank

The Project Accounts shall be held at such branch of the Account Bank in Johannesburg as the Account Bank may reasonably require. Initially such branch shall be at Johannesburg.

17.2	The Project Accounts

	(a)	Subject to the other provisions of this clause, the Borrowers shall open and maintain the following accounts in Dollars or Rand, as the case may be, with the Account Bank:

*

	(b)	Each Project Account shall be a separate account at the Account Bank.

	(c)	No Borrower may open or maintain any bank account other than the Project Accounts without the prior written consent of the Facility Agent.

(d)
None of the restrictions contained in this clause on the withdrawal of funds from the Project Accounts shall affect the obligations of the Borrowers to make all payments required to be made to the Finance Parties on the relevant due dates in accordance with the Senior Finance Documents.

	(e)	Notwithstanding any other provision of any Senior Finance Document, no withdrawal may be made from any Project Account if such Project Account would then have a negative balance.

(f)
The Account Bank shall not be obliged to make available to any Borrower or, as the case may be, the Finance Parties any sum which it is expecting to receive for the account of such Borrower or, as the case may be, the Finance Parties until it has been able to establish that it has received that sum.

(g)
All signatories in respect of the Project Accounts must be persons duly and properly authorised by the directors of the Borrowers or, as the case may be, the Finance Parties, except as otherwise agreed by the Majority Lenders.

	(h)	No sum may be transferred or withdrawn from any Project Account except as expressly permitted or required by this Clause 17.

17.3	Proceeds Accounts

	(a)	*

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17.5	Insurance Proceeds Account

(a)
Subject to clauses (b) and (c), each relevant Borrower shall procure that all amounts received by it or to its order with respect to Compensation or Insurance proceeds are paid into the Insurance Proceeds Account immediately on receipt by it or on its behalf.

(b)
The Borrowers shall procure that Compensation or Insurance proceeds which the Facility Agent has directed shall be used to prepay the Advances pursuant to clause 15.7(b)(i) or (ii), as the case may be, are paid immediately into the Tranche A Borrower Proceeds Account (Rand), Tranche B

Borrower Proceeds Account (Rand), or Proceeds Account (Dollars), as directed by the Facility Agent, immediately on receipt by it or on its behalf.

	(c)	The Borrowers may direct any amount of Insurance proceeds payable to its order to be paid direct to a third party on account of whose claim those Insurance proceeds are payable.

	(d)	Subject to clause (e), the Tranche A Borrower may make withdrawals from the Insurance Proceeds Account:

(i) where such Insurance proceeds arise under business interruption or similar insurances, to pay Finance Costs or Finance Principal;

(ii) where such Insurance proceeds arise under any form of third party liability insurances, to meet the relevant liability; and

(iii)
where such Insurance proceeds arise under any form of physical damages insurances, to repair, reinstate or otherwise replace the assets which were the subject of the insurance claim giving rise to such Insurance proceeds.

(e)
The Tranche A Borrower may transfer to the Proceeds Account (Dollars) any amount standing to the credit of the Insurance Proceeds Account following any withdrawals made in accordance with clause (d) if at such time such amount is no longer required by the Tranche A Borrower to meet any liabilities or obligations of the type referred to in clause 17.5(d)(i), (ii) or (iii).

17.6	Withdrawal Procedures

All requests for withdrawals from a Project Account shall be made in accordance with the Accounts Agreement.

17.7	No Withdrawals in Certain Circumstances

Notwithstanding the foregoing provisions of this clause 17, so long as a Default has occurred and is continuing, no Borrower may withdraw any moneys from any Project Account (including any such withdrawal for the purposes of making Authorised Investments) except for any transfer to another Project Account, without the consent of the Facility Agent (acting on the instructions of the Majority Lenders).

17.8	Access to Books and Records/Audit Rights of Project Accounts

(a)
Each Borrower irrevocably grants the Facility Agent and any of its Representatives access, on reasonable prior notice, to review the books and records of the Project Accounts. Each Borrower authorises, and shall authorise, the Account Bank to give each Finance Party unrestricted access, on reasonable prior notice, to review such books and records held by the Account Bank.

(b) Nothing in this clause 17.8 shall require the Account Bank to disclose to any person any books, records or other information which the Account Bank would not be required to disclose to any Borrower.

17.9	Saving of Security Documents

Nothing in this clause 17 shall prejudice the rights, powers and discretions of either Security Agent or any other Finance Party under the Security Documents.

18.	EVENTS OF DEFAULT

18.1	List of Events

Each of the events set out in this clause constitutes an Event of Default whether or not the occurrence of the event concerned is outside the control of any Borrower or any other Obligor:

(a) Payment Default:

Any Borrower or any other Obligor fails to pay on the due date any amount payable by it under any of the Senior Finance Documents at the place and in the currency at or in which it is expressed to be payable unless the non-payment:

(i) is caused by technical or administrative error in the transmission of funds by banks; and

(ii) is remedied within three Business Days of the due date.

(b)	Breach of Other Obligations:

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(c)
Misrepresentation: Any representation, warranty or statement which is made by any Obligor in any of the Senior Finance Documents or is contained in any certificate, statement or notice provided under or pursuant to any of the Senior Finance Documents proves to be incorrect in any material respect when made (or deemed to be made or repeated) unless the circumstances giving rise to that default are remedied within * of a senior officer of the relevant Obligor becoming aware of the same.

(d)	Invalidity and Unlawfulness:

(i)
Any provision of any Senior Finance Document or the Acquisition Agreement is or becomes invalid or unenforceable for any reason or is repudiated or the validity or enforceability of any provision of any Senior Finance Document or the Acquisition Agreement to which it is a party is at any time contested by any party thereto or other person (other than a Finance Party) or any party thereto (other than a Finance Parties) denies the existence of any liability or obligation on its part thereunder;

(ii)
Any material provision of any Project Document is or becomes invalid or unenforceable for any reason or is repudiated or the validity or enforceability of any provision of any Project Document is at any time contested by any person (other than a Finance Party) or any party to a Project Document denies the existence of any liability or obligation on its part under any Project Document which, in any such case, in the opinion of the Majority Lenders has or is reasonably likely to have a Material Adverse Effect;

(iii) At any time it is or becomes unlawful under Applicable Law for any Obligor to perform any of its obligations under any of the Senior Finance Documents to which it is a party;

(iv)
At any time it is or becomes unlawful under Applicable Law for any Relevant Company to perform any of its obligations under any Project Document which, in the opinion of the Majority Lenders, has or is reasonably likely to have a Material Adverse Effect; or

(v)
At any time any act, condition or thing required to be done, fulfilled or performed in order to (i) enable any Relevant Company lawfully to enter into, exercise its rights under or perform the obligations expressed to be assumed by it in any of the Operative Documents or the Acquisition Agreement to which it is a party, (ii) ensure that the obligations expressed to be assumed by any Relevant Company in any such Operative Document or the Acquisition Agreement are legal, valid and binding, (iii) make each such Operative Document or the Acquisition Agreement admissible in evidence in the Ontario, Canada, South African or Cayman Islands courts (or without duplication the courts of the jurisdiction of organisation of such Relevant Company or where any collateral security subject of any Security Document is located or deemed located), or (iv) create the security constituted by the Security Document to which any Obligor is a party is not done, fulfilled or performed and, in the case only of any Project Document, the same, in the opinion of the Majority Lenders, has or is reasonably likely to have a Material Adverse Effect.

(e)	Insolvency, Receivership and Administration:

(i)
A resolution shall have been passed or there shall have been entered against any Obligor an Award adjudicating it a bankrupt or insolvent or for the liquidation, winding-up or administration or judicial management of such person, or approving as properly filed a petition seeking reorganisation, arrangement, adjustment, compromise, protection or relief or composition of or in respect to such person under any Applicable Law, or appointing a receiver, liquidator, administrator, assignee, trustee, sequestrator, manager, administrative receiver, receiver and manager (or other similar official) of such person or of any part of its property or other assets, or ordering the winding-up or liquidation of its affairs; or any proceedings are taken or any petition is filed by any party seeking, or resolution is proposed for, any of the above and, in the case of a petition, is not dismissed within 30 days;

(ii)
Any Obligor does not generally pay its debts as they become due or is unable to pay its debts or admits in writing its inability to pay its debts generally or that it is insolvent under any Applicable Law or makes a general assignment for the benefit of creditors or commits an act of insolvency or bankruptcy (including within the meaning of the

Bankruptcy and Insolvency Act (Canada), the Companies Act (Republic of South Africa) and the Insolvency Act (Republic of South Africa)), or shall have requested a moratorium, compromise, arrangement, adjustment, protection, relief, composition or suspension of payment of debts from any court, or shall have ceased or shall have threatened to cease to carry on its business or any substantial part thereof, or instituted proceedings or taken action to be liquidated or adjudicated bankrupt or insolvent or placed in judicial arrangement, administration, or consented to (or not contested) the institution of liquidation, winding-up, administration, bankruptcy or insolvency proceedings against it, or filed a petition or answer or consent seeking a restructuring or other form of arrangement, compromise, adjustment, protection, relief or composition with its creditors or reorganisation or relief under any Applicable Law, or consented to the filing of any such petition or to the appointment of a receiver, liquidator, administrator, judicial manager, assignee, trustee, sequestrator, manager, administrative receiver, receiver and manager, custodian (or other similar official) of such Borrower (or other Obligor) or of any material part of its property or other assets, or made an assignment for the benefit of creditors, or, without limiting the generality of paragraph 18.1(e)(i), any Obligor takes corporate action to authorise any of the actions set forth above in this paragraph 18.1(e)(ii);

(iii)
An attachment or analogous process shall have been levied or enforced upon or issued against any of the assets of any one or more Obligor having an aggregate value exceeding $10,000 and is not discharged within a period of ten days;

(iv) Any event shall have occurred which under any Applicable Law has an effect analogous to any of those events listed in paragraphs (i) to (iii); or

(v)
Any event shall have occurred with respect to any Relevant Company (other than any Obligor) which under any Applicable Law would have an effect analogous to any of those events listed in paragraphs (i) to (iii) and such event shall, in the opinion of the Majority Lenders, is reasonably likely to have a Material Adverse Effect.

(f)	Cessation of business:

(i) An Obligor ceases or suspends, or threatens or proposes to cease to suspend, to carry on all or a substantial part of its business; or

(ii)
A Relevant Company, other than an Obligor, ceases or suspends, or threatens or proposes to cease or suspend, to carry on all or a substantial part of its business other than on terms consented to by the Lenders, acting reasonably.

(g)
Compulsory Acquisition: All or any part of the material assets (including the Mines and the Project Assets in the case of any Petrex Company) of any Obligor is seized, nationalised, expropriated or compulsorily acquired by a Governmental Body, or by an Award.

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(i)	Litigation: Any litigation is commenced by or against any Obligor including in respect of the Acquisition Transaction which, if resolved against the relevant Obligor:

	(i)	is reasonably likely to give rise to a liability against any Obligor in excess of the Relevant Company Default Threshold (or the equivalent thereof in any other currency); or

	(ii)	is reasonably likely to have a Material Adverse Effect.

(j)	Change of Control:

	(i)	Any person, or more than one person acting in concert or with a common purpose, acquires or agrees with the Parent to acquire Control of the Parent;

(ii)
The Parent shall fail to own, beneficially and of record, all of the issued and outstanding Capital Stock of Chimera, free and clear of all Security Interests, other than the Security Interests granted under the Security Documents;

(iii)
Except as expressly required to comply with (but not exceed) the minimum ownership requirements for black economic empowerment participation under Applicable Law in the Republic of South Africa, Chimera shall fail to own, beneficially and of record, all of the issued Capital Stock of the Tranche A Borrower, free and clear of all Security Interests, other than the Security Interests granted under the Security Documents;

(iv)
Except as expressly required to comply with (but not exceed) the minimum ownership requirements for black economic empowerment participation under Applicable Law in the Republic of South Africa, the Tranche A Borrower shall fail to own, beneficially and of record, all of the issued Capital Stock of the Tranche B Borrower, free and clear of all Security Interests, other than the Security Interests granted under the Security Documents;

(v)
Except as expressly required to comply with (but not exceed) the minimum ownership requirements for black economic empowerment participation under Applicable Law in the Republic of South Africa, the Tranche B Borrower shall fail to own, beneficially and of record, all of the issued Capital Stock of each of Nigel Gold, Grootvlei, Consolidated Modderfontein, Pretklerk Gold, Pretklerk Marievale and Pretklerk Springs, free and clear of all Security Interests, other than the Security Interests granted under the Security Documents; provided that for the purposes of this clause (v), the Tranche B Borrower shall be deemed to be the owner of record of each of Grootvlei and Consolidated Modderfontein provided that the Tranche B Borrower continues to be the beneficial owner of all of the Capital Stock of each of Grootvlei and Consolidated Modderfontein and the Capital Stock for which the Tranche B Borrower is not the recorded holder are held by nominee shareholders pursuant to declarations of trust confirming that such nominees hold such Capital Stock on behalf of the Tranche B Borrower; or

(vi)
Except as expressly required to comply with (but not exceed) the minimum ownership requirements for black economic empowerment participation under Applicable Law in the Republic of South Africa, Consolidated Modderfontein shall fail to own, beneficially and of record, all of the issued Capital Stock of each of Consolidated Modderfontein 1979 and Modderfontein 74, free and clear of all Security Interests, other than the Security Interests granted under the Security Documents; provided that for the purposes of this clause (vi) Consolidated Modderfontein shall be deemed to be the owner of record of Consolidated Modderfontein 1979 provided that Consolidated Modderfontein continues to be the beneficial owner of all of the Capital Stock of Consolidated Modderfontein 1979 and the Capital Stock for which Consolidated Modderfontein is not the recorded holder are held by nominee shareholders pursuant to declarations of trust confirming that such nominees hold such Capital Stock on behalf of Consolidated Modderfontein.

(k)
Material Adverse Effect: At any time there occurs any event or default not mentioned in any of the other provisions of this clause which, in the opinion of the Facility Agent made in good faith (after consultation with the Majority Lenders), is reasonably likely to have a Material Adverse Effect.

(l)	Environmental:

(i) Any material liability relating to the Environment is imposed on any of the Finance Parties which liability results from any change in applicable Environmental Laws;

(ii)
Any change in applicable Environmental Laws results in the rights of any person against any Obligor or any other Member of the Group ranking ahead of the rights of any Finance Party in a manner which is materially prejudicial to the interests of any Finance Party; or

(iii)
Any discovery or finding that a property or any part thereof, occupied or owned by any Obligor or any other Group Member is, or is likely to be, in such a condition in relation to the Environment as would result in a decrease in the value or saleability of the property in question or part thereof, or which imposes an actual or contingent liability on any such person and which is reasonably likely to have a Material Adverse Effect.

(m)	*

(n)
Effectiveness of Security: Any Security Interest granted or purported to be granted pursuant to any Security Document shall cease to be effective or have the priority intended to be conferred by such Security Document.

(o)
Project Document Defaults: Any Project Document shall terminate or for any reason cease to be in full force and effect in accordance with its terms or any Relevant Company party to any Project Document shall fail to perform any of its material obligations under such Project Document and if such failure is capable of remedy, such failure is not remedied * following notice thereof from the Facility Agent to the Borrowers, provided that in the event of any such termination or default no Event of Default shall arise if the relevant Borrower shall have appointed a substitute counterparty reasonably acceptable to the Facility Agent on terms substantially identical to the relevant Project Document * of the occurrence of such failure to perform and/or termination. Notwithstanding the foregoing, no Event of Default shall arise if the Facility Agent is satisfied that the Project Document to which the foregoing events relate is no longer required or any of the foregoing events would not be reasonably likely to have a Material Adverse Effect.

	(p)	Abandonment; Mining Rights:

(i)
Any Obligor shall abandon all or a material part of any Mine or the Project Assets, put any Mine on a care and maintenance basis or surrender, cancel or release, or suffer any termination or cancellation of any of its material rights in any Mine or the Project Assets; or

(ii) Any person other than any Obligor shall acquire Mining Rights in respect of all or any portion of any of the Mines or Project Assets.

(q)
Failure of Consents, etc.: Any consent (including any Financing Approval, Project Approval or Environmental Approval) material to the Acquisition Transaction or the operation or maintenance of any Mine or any Mining Right material to the extraction or processing of Mine Output shall be denied, withdrawn, cancelled or materially altered by the Governmental Body granting such consent.

*

18.2	Cancellation and Repayment; Exercise of Rights

At any time after the occurrence of an Event of Default the Facility Agent may, and will if so directed by the Majority Lenders, by written notice to the Borrowers do all or any of the following in addition and without prejudice to any other rights which it or any other Finance Party may have under this agreement or any of the other Senior Finance Documents:

	(a)	cancel all of the Commitments (if any) whereupon the same shall be cancelled forthwith and reduced to zero and the Lenders will have no further obligations hereunder;

(b)
declare the Advances to be immediately due and payable, whereupon the same shall become immediately due and payable by the Borrowers, together with interest accrued thereon and all other sums due, owing or payable under each of the Senior Finance Documents (including such amount (if any) as any Lender may certify pursuant to clause 31.1 (General Indemnity and Breakage Costs)) or declare the same to be due and payable on demand in which case the Borrowers shall make payment thereof on demand by the Facility Agent made at any time thereafter (the taking of the actions referred to in sub-clause (a) and this sub-clause referred to as an "Enforcement Event"); and/or

	(c)	take any other action, exercise any other right or pursue any other remedy conferred upon any Finance Party by any Senior Finance Document (including, following the occurrence of an

Enforcement Event, those conferred on the Facility Agent or either Security Agent pursuant to any Security Document) or by any Applicable Law or otherwise as a consequence of such Event of Default.

Notwithstanding the foregoing, if an Event of Default referred to in clause 18.1(e) occurs, unless the Majority Lenders otherwise agree, all of the Commitments (if any) shall be cancelled and the Advances (together with interest accrued thereon and all other sums due, owing or payable under each of the Senior Finance Documents (including such amount (if any) as any Lender may certify pursuant to clause 31.1 (General Indemnity and Breakage Costs))) shall be accelerated and become immediately due and payable automatically without any action on the part of any Agent or Lender being required.

19.	FORECASTS

*

(e) *

19.3	Value of Economic Assumptions

The value to be attributed to each Economic Assumption to be used in the preparation of each Forecast shall be determined on the basis set out in Schedule 11, Part A (Assumptions).

19.4	Value of Technical Assumptions

The value to be attributed to each Technical Assumption shall be determined on the basis set out in Schedule 11, Part B (Assumptions).

*

*

20.	THE AGENTS AND THE OTHER FINANCE PARTIES

20.1	Appointment and Duties of the Agents:

	(a)	(i)
Each Lender hereby appoints (x) SBL to act as Facility Agent and (y) SBL to act as Offshore Security Agent and SCMB to act as Onshore Security Agent in connection with the Security Documents to which each such Agent is a party, and to execute the same on their behalf;

		(ii)	Each Tranche A Lender hereby appoints SBL to act as Offshore Administrative Agent;

		(iii)	Each Tranche B Lender hereby appoints SCMB to act as Onshore Administrative Agent;

		(iv)	Each Tranche B Lender hereby appoints SCMB to act as Onshore Security Agent in connection with the Security Documents to which it is a party; and

(v)
Each Lender irrevocably authorises each Agent for and on its behalf to exercise such rights as are specifically delegated to it by the terms of the relevant Senior Finance Documents together with all such rights as are incidental thereto and (in the case of the Security Agents) to give a good discharge for any moneys payable under such Senior Finance Documents.

	(b)	Each Agent will act solely as agent for the relevant Lenders in carrying out its functions as such Agent under the Senior Finance Documents and will exercise the same care as it would in dealing with a credit for its own account.

(c)
The relationship between the Lenders and each Agent is that of principal and agent only. No Agent shall have, nor be deemed to have, assumed any obligations to, or trust or fiduciary relationship with, the other Finance Parties or any Obligor other than those for which specific provision is made by the Senior Finance Documents.

(d)
Neither Security Agent shall have or be deemed to have, assumed any obligations to, or trust or fiduciary relationship with, any party to this agreement, other than those for which specific provision is made by the Security Documents entered into by it and this agreement.

(e) Neither Security Agent shall be or deemed to be agent or trustee for any party to this agreement other than the Finance Parties.

20.2	Agents' Duties

Each Agent shall:

(a)
promptly send to each Lender details of each communication received by it from any Obligor under any of the Senior Finance Documents, except in respect of details of any communication relating to a particular Lender which shall be sent to that Lender only;

(b)
promptly send to each Lender a copy of any legal opinion delivered under this agreement or any of the other Senior Finance Documents and of any document or information received by it pursuant to clause 16 (Information, Accounting and Financial Undertakings) or (if requested by the relevant Lender) pursuant to clause 4.1 (Initial Conditions Precedent);

(c)
subject to those provisions of this agreement which require the consent of all the Lenders under any Facility or all Facilities, to act in accordance with any instructions from the Majority Lenders with respect to the Tranche A Facility or, as the case may be, the Tranche B Facility or the Majority Lenders with respect to all Facilities or, if so instructed by the relevant Majority Lenders, refrain from exercising a right, vested in it under any of the Senior Finance Documents;

(d) have only those duties, obligations and responsibilities expressly specified in the Senior Finance Documents; and

(e) without prejudice to clause 20.6(c) (Communications and Information) promptly notify each Lender if it becomes aware of the occurrence of any Default.

20.3	Agents' Rights

Each Agent may:

(a)
perform any of its duties, obligations and responsibilities under the Senior Finance Documents by or through its personnel, delegates or agents (on the basis that such Agent may extend the benefit of any indemnity received by it hereunder to its personnel, delegates or agents);

(b)
except as expressly provided to the contrary in any Senior Finance Document, refrain from exercising any right, vested in it under the Senior Finance Documents until it has received instructions from the relevant Majority Lenders or, where relevant, all the Lenders;

(c)
unless it has received notice in writing to the contrary treat (i) the Lender which makes available any portion of an Advance as the person entitled to repayment of that portion and (ii) the office referred to under a Lender's name in Schedule 1 (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) as its Lending Office;

(d)
refrain from doing anything which would or might in its opinion be contrary to any Applicable Law or Award or otherwise render it liable to any person and may do anything which is in its opinion necessary to comply with any such Applicable Law or Award;

	(e)	assume that no Default has occurred unless an officer of such Agent while active on the account of the Facilities acquires actual knowledge to the contrary;

(f)
refrain from taking any step (or further step) to protect or enforce the rights of any Lender under this agreement or any of the other Senior Finance Documents until it has been indemnified and/or secured to its satisfaction against any and all losses (including legal fees and expenses) which it would or might sustain or incur as a result;

	(g)	rely on any communication or document believed by it to be genuine and correct and to have been communicated or signed by the person from whom it purports to be communicated and signed;

	(h)	rely as to any matter of fact which might reasonably be expected to be within the knowledge of any Obligor on a statement by or on behalf of such Obligor;

	(i)	obtain and pay for such legal or other expert advice or services as may seem necessary to it or desirable and rely on any such advice;

	(j)	accept without enquiry any title which an Obligor may have to any asset intended to be the subject of the security created by the Security Documents; and

(k)
hold or deposit any title deeds, Security Documents or any other documents in connection with any of the assets charged by the Security Documents with any banker or banking company or any company whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers and it shall not be responsible for or be required to insure against any loss incurred in connection with any such holding or deposit and it may pay all amounts required to be paid on account or in relation to any such deposit.

20.4	Exoneration of the Arranger and the Agents

None of the Arranger, the Agents or any of their respective personnel or agents shall be:

(a)
responsible to the Lenders for the adequacy, accuracy, completeness of any representation, warranty, statement or information delivered under any of the Senior Finance Documents or any notice or other document delivered under the Senior Finance Documents;

	(b)	responsible for the execution, delivery, validity, legality, adequacy, enforceability or admissibility in evidence of any of the Senior Finance Documents;

	(c)	obliged to enquire as to the occurrence or continuation of a Default or as to the accuracy or completeness of any representation or warranty made by any Obligor hereunder;

	(d)	responsible for any failure of any Obligor, or any of the Lenders, duly and punctually to observe and perform their respective obligations under the Senior Finance Documents;

	(e)	responsible for the consequences of relying on the advice of any professional advisers selected by any of them in connection with the Senior Finance Documents;

(f)
liable for acting (or refraining from acting) in what it believes to be in the best interests of the Lenders in circumstances where it has been unable, or it is not practicable, to obtain the instructions of the Lenders or the Majority Lenders, under any Facility or all the Facilities (as the case may be); or

(g)
liable for anything done or not done by it (including errors and omissions made in good faith) under or in connection with the Senior Finance Documents save in the case of its own gross negligence or wilful misconduct.

20.5	The Arranger and the Agents individually

(a)
If it is a Lender, each Agent shall have the same rights under the Senior Finance Documents as any other Lender and may exercise those rights as if it were not also acting in its capacity as the Arranger or such Agent.

	(b)	Each of the Arranger and the Agents may:

		(i)	retain for its own benefit and without liability to account for any fee or other sum receivable by it for its own account; and

(ii)
accept deposits from, lend money to, provide any advisory, trust or other services to or engage in any kind of banking or other business with any party to this agreement, or any Subsidiary of any party (and, in each case, may do so without liability to account).

20.6	Communications and Information

(a)
All communications to any Obligor in connection with the Senior Finance Documents are to be made in writing by or through the Facility Agent. Each Finance Party will notify the Facility Agent of, and provide the Facility Agent with a copy of, any communication between such Finance Party, and any other of the Finance Parties on any matter concerning the Facilities or the Senior Finance Documents.

(b)
No Agent will be obliged to transmit to the other Finance Parties any information in any way relating to any of the parties to the Senior Finance Documents which such Agent may have acquired otherwise than in connection with the Facilities or the Senior Finance Documents. Notwithstanding anything to the contrary expressed or implied herein, no Agent shall as between itself and the other Finance Parties be bound to disclose to any other Finance Party or other person any information, disclosure of which might in the opinion of such Agent result in a breach of any Applicable Law or be otherwise actionable at the suit of any person, or any information supplied by any Obligor or any other Member of the Group to such Agent in its capacity as agent for the Lenders which is identified by such at the time of supply as being unpublished, confidential or price sensitive information relating to a proposed transaction by such member and supplied solely for the purpose of evaluating in consultation with such Agent whether such transaction might require a waiver or amendment to any of the provisions of the Senior Finance Documents.

(c)
In acting in its capacity as the relevant Agent under this agreement and each other Senior Finance Document, each Agent's banking divisions will be treated as a separate entity from any other of its divisions (or similar unit of such Agent in any subsequent re-organisation) or subsidiaries (the "Other Divisions") and, in the event that such Agent should act for any Obligor or any other Group Company in a corporate finance or other advisory capacity ("Advisory Capacity"), any information given by such person to one of the Other Divisions is to be treated as confidential and will not be available to the Finance Parties without the consent of such person provided that:

(i)
the consent of such Obligor or such other Group Company will not be required in relation to any information which such Agent in its discretion determines relates to a Default or in respect of which the Lenders have given a confidentiality undertaking in a form satisfactory to such Agent and the relevant Group Company acting reasonably; and

(ii)
if Representatives of such Agent receive information in relation to an Obligor or whilst acting in an Advisory Capacity they will not be obliged to disclose such information to Representatives of such Agent in its capacity as agent bank hereunder or to any of the Lenders if to do so would breach any Applicable Law or fiduciary duty imposed upon such persons.

20.7	Non-Reliance on the Agents

Each Lender confirms that it is (and will at all times continue to be) solely responsible for making its own independent investigation and appraisal of the business, operations, financial condition, creditworthiness, status and affairs of each Obligor and each other Group Company and has not relied, and will not at any time rely on any Agent:

(a)
to provide it with any information relating to the business, operations, financial condition, creditworthiness, status and affairs of each Obligor and each other Group Company, whether coming into its possession before or after the making of any Advance except as otherwise specifically provided herein;

(b)
to check or enquire into the adequacy, accuracy or completeness of any information provided by any Obligor under or in connection with any of the Senior Finance Documents (whether or not such information has been or is at any time circulated to it by any Agent); or

	(c)	to assess or keep under review the business, operations, financial condition, creditworthiness, status or affairs of any Obligor or any other Group Company.

20.8	Indemnity to Agents

(a)
Each Lender shall on demand indemnify each Agent and its Representatives (each an “Agent Indemnified Party”) (in proportion to its participation in the relevant Advance (or to its Commitments if there is no Advance outstanding) at the relevant time) against any loss sustained or incurred by an Agent Indemnified Party in complying with any instructions from the Lenders or the Majority Lenders, under any Facility or all the Facilities (as the case may be) or otherwise sustained or incurred with the Senior Finance Documents or its duties, obligations and responsibilities under the Senior Finance Documents. The rights of indemnity set out in this clause 20.8 shall not enure to the benefit of an Agent Indemnified Party in respect of a loss to the extent that a court of competent jurisdiction in a judgement that has become non-appealable shall finally determine that such loss was directly and solely caused by the gross negligence or wilful misconduct of the Agent Indemnified Party. Each Agent shall be constituted as the agent and bare trustee of each Agent Indemnified Party who is its own Representative and shall hold and enforce each such Agent Indemnified Party’s rights under this clause for such party’s benefit.

	(b)	The provisions of clause (a) are without prejudice to the obligations of the Obligors to indemnify each Agent under the provisions of the relevant Senior Finance Documents.

20.9	Termination and Resignation of Agency: Appointment of Successor

	(a)	Each Agent (a "Retiring Agent") may resign its appointment at any time by giving written notice to the Lenders, the other Agents and the Borrowers.

	(b)	Any successor Agent (a "Successor Agent") shall be selected:

(i) by such Retiring Agent nominating one of its Affiliates as successor Agent in its notice of resignation;

(ii)
if such Retiring Agent makes no such nomination, by the Majority Lenders under the relevant Facility or under all the Facilities nominating one of the Lenders acting through an office in the United Kingdom or South Africa as appropriate, as successor Agent; and

(iii)
if the Majority Lenders under the relevant Facility or under all the Facilities have failed to nominate a successor Agent within 30 days of the date of such retiring Agent's notice of resignation, by such Retiring Agent nominating a financial institution of good standing to be such Successor Agent (who shall be satisfactory to the Borrowers acting reasonably).

(c)
The Majority Lenders under any Facility or all the Facilities, as the case may be, may at any time with the prior written consent of the Borrowers, such approval not to be unreasonably withheld or delayed, by 30 days' prior written notice to the relevant Agent and the Borrowers, terminate the appointment of such Agent and appoint a Successor Agent.

(d)
The resignation of any Retiring Agent and the appointment of its Successor Agent will become effective only upon such Successor Agent accepting its appointment as Agent (and, in the case of either Security Agent's resignation, upon the execution of all deeds and documents necessary to substitute its successor as holder of the security comprised in the relevant Security Documents) in writing at which time:

		(i)	such Successor Agent will become bound by all the obligations of the Retiring Agent and become entitled to all the rights, of such Agent under the relevant Senior Finance Documents;

		(ii)	the agency of such Retiring Agent will terminate but without prejudice to any liabilities which the Retiring Agent may have incurred prior to the termination of its agency; and

(iii)
such Retiring Agent will be discharged from any further liability or obligation under or in connection with the Senior Finance Documents (save that the Retiring Agent shall pay to the Successor Agent a pro rata proportion of the agency fee paid under clause 13.2 for the 12-month period in relation to which that agency fee was most recently paid).

(e)
Each Retiring Agent will co-operate with its Successor Agent in order to ensure that its functions are transferred to such Successor Agent without disruption to the service provided to the Obligors and the Lenders and will promptly make available to such Successor Agent such documents and records as have been maintained in connection with this agreement in order that such Successor Agent is able to discharge its functions.

(f)
The provisions of this agreement will continue in effect for the benefit of any Retiring Agent in respect of any actions taken or omitted to be taken by it or any event occurring before the termination of its agency.

20.10	Payments to Finance Parties

(a)
Each Agent will account to the other Finance Parties for their respective due proportions of all sums received by such Agent for such Finance Parties, whether by way of repayment of principal or payment of interest, commitment fees, other fees or otherwise.

(b)
Each Agent may retain for its own use and benefit, and will not be liable to account to the other Finance Parties for all or any part of, any sums received by it by way of agency or arrangement fee or similar fee or by way of reimbursement of expenses incurred by it.

20.11	Change of Office of the Agents

Each Agent may at any time and from time to time except as may be specifically agreed with such Agent in its sole discretion by written notice to the Borrowers and each of the other Finance Parties, designate a different office from which, in accordance with the requirements of Applicable Laws, its respective duties as such Agent will thereafter be performed.

20.12	Role of the Security Agents

Each Security Agent shall hold the benefit of the Security Documents to which it is party as agent and trustee for itself and the Beneficiaries to apply all payments and other benefits received by it by reason thereof, or otherwise realised thereunder, in accordance with this agreement.

20.13	Replacement Lender

If at any time:

(a) a Borrower becomes obligated to pay additional amounts pursuant to clause 11.1 (Gross up) to any Lender;

(b) any Lender demands from a Borrower increased costs pursuant to clause 12.1 (Increased Costs); or

(c) if any Lender becomes entitled to give written notice in accordance with clause 12.2 (Illegality) as a result of the conditions described in clause 12.2 (Illegality),

(in any such case, a "Relevant Lender"), then the Borrower may, on 10 Business Days' prior written notice to the Facility Agent and the Relevant Lender, replace the Relevant Lender by causing the Relevant Lender to (and such Lender shall be obligated to) assign or transfer pursuant to and in accordance with the provisions of clause 29.2 (Assignment and Transfers by Lenders) and either clause 29.3 (Assignments by Lenders) or 29.4 (Transfers by Lenders) (as determined by the Relevant Lender) all of its rights and obligations under this agreement to a Lender or other bank or financial institution selected by the Borrower that is acceptable to the Facility Agent for a purchase price equal to the Relevant Lender's participation in the Advances then outstanding together with all interest accrued thereon and all fees and other amounts due to the Relevant Lender under, by reason of or otherwise in respect of this agreement (including pursuant to clause 31.1 (General Indemnity and breakage costs)) and any other Senior Finance Document; provided that (i) neither the Facility Agent nor any Lender shall have any obligation to any Borrower to find a replacement Lender or other such bank or financial institution; (ii) such replacement must take place no later than 30 days after the earlier of (A) the date upon which any of the events referred to in clauses (a), (b) or (c) occur, or (B) the date the Relevant Lender shall have notified the relevant Borrower and the Facility Agent of the occurrence of any of the events referred to in clauses (a), (b) or (c); (iii) no Default shall have occurred and be continuing; and (iv) in no event shall the Relevant Lender hereby replaced be required to pay or surrender to such replacement Lender or other bank or financial institution any of the principal, interest, fees or other amounts received by the Relevant Lender hereby replaced pursuant to this agreement.

21.	CERTIFICATES CONCLUSIVE

A certificate, determination, notification or opinion of any Finance Party or the Majority Lenders under any Facility or all Facilities stipulated for in any Senior Finance Document or as to any rate of interest or any other amount payable or outstanding under any Senior Finance Document will be conclusive and binding on the relevant Obligor except in the case of demonstrated error.

22.	APPLICATION OF MONEYS

Without prejudice to the provisions of the *, if any sum paid or recovered in respect of the liabilities of any Obligor under any of the Senior Finance Documents is less than the amount then due, the Facility Agent will apply or will cause to be applied that sum against amounts outstanding under the Senior Finance Documents in the following order:

*

*

23.	PRO RATA PAYMENTS

23.1	Recoveries

If, without prejudice to the provisions of the *, any amount owing by any Obligor under any Senior Finance Document to a Lender (the "Recovering Lender") is discharged by payment, set-off or any other manner other than through the Administrative Agents in accordance with clause 10 (Payments) (such amount being referred to in this clause as a "Recovery") then:

(a) within two Business Days of receipt of the Recovery, the Recovering Lender shall pay to the relevant Administrative Agent an amount equal (or equivalent) to such Recovery;

(b)
the relevant Administrative Agent shall treat such payment as if it were part of the payment to be made by such Obligor to the Lenders rateably in accordance with their respective Commitments in both Facilities; and

(c)
(save for any receipt by the Recovering Lender as a result of the operation of sub-clause (b)) as between such Obligor and the Recovering Lender the Recovery shall be treated and deemed as not having been paid.

23.2	Notification of Recovery

Each Lender will notify the Facility Agent promptly of any such Recovery by that Lender other than by payment through the Facility Agent. If any Recovery subsequently has to be wholly or partly refunded by the Recovering Lender which paid an amount equal thereto to the relevant Administrative Agent under clause 23.1(a), each Lender to which any part of that amount was distributed will, on request from the Recovering Lender, repay to the Recovering Lender such Lender's pro rata share of the amount which has to be refunded by the Recovering Lender.

23.3	Information

Each Lender will on request supply to the Administrative Agents and to the Facility Agent such information as such Agent may from time to time request for the purpose of this clause.

23.4	Exceptions to Sharing of Recoveries

Notwithstanding the foregoing provisions of this clause, no Recovering Lender will be obliged to share any Recovery which it receives pursuant to legal proceedings taken to recover any sums owing to it under the Senior Finance Documents with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Administrative Agent or the Facility Agent). Nothing in this clause is intended to derogate from the requirements that the Finance Parties exercise their rights against the Obligors in accordance with the Senior Finance Documents.

23.5	Several Obligations

Failure by any Recovering Lender to comply with any of the provisions of this clause will not release any other Recovering Lender from any of its obligations or liabilities under this clause.

23.6	Obtaining Consents

Each party to this agreement agrees to take all steps required of it pursuant to clause 23.1 (Recoveries) and to use its reasonable endeavours to obtain any consents which may at any relevant time be required in respect of any payment to be made by it pursuant to this clause.

23.7	No Security

The provisions of this clause shall not, and shall not be construed so as to, constitute a charge by any Lender over all or any part of any sum received or recovered by it under any of the circumstances mentioned in this clause.

23.8	Hedging Providers

This clause 23 shall not apply to any Recovery by a Lender in its capacity as a Hedging Provider.

24.	SET-OFF

24.1	Set-off Rights

Subject to clauses 22 and 23, any Finance Party may, at any time (without notice to the relevant Obligor):

(a)
set-off or otherwise apply sums standing to the credit of such Obligor's accounts with such Finance Party (irrespective of the terms applicable to such accounts and whether or not such sums are then due for repayment to such Obligor); and

(b) set-off any other obligations (whether or not then due for performance) owed by such Finance Party to such Obligor;

against any liability of such Obligor due and payable such Finance Party under the Senior Finance Documents. If any Finance Party exercises any right of set-off pursuant to this clause 24.1 it will endeavour to provide notice to the relevant Obligor of such set-off, provided that such Finance Party shall not incur any obligation or liability of any nature or kind to the relevant Obligor by reason of its failure to give any such notice.

24.2	Different Currencies

A Finance Party may exercise rights under clause 24.1 notwithstanding that the amounts concerned may be expressed in different currencies and each Finance Party is authorised to effect any necessary conversions at a market rate of exchange reasonably selected by it.

24.3	Unliquidated Claims

If the relevant obligation or liability is unliquidated or unascertained, such Finance Party may at any time after an Event of Default (and for so long as the same is continuing) set-off the amount it estimates (in good faith) will be the final amount of such obligation or liability once it becomes liquidated or ascertained.

25.	NOTICES; LANGUAGE

25.1	Mode of Service

Save as specifically otherwise provided in this agreement or any other Senior Finance Document any notice, demand or other communication (a "Notice") to be served under this agreement or such other Senior

Finance Document will be in writing and will be served only by air courier or by personally delivering the same or sending the same by facsimile transmission to the party to be served at its address or facsimile number shown immediately after its name on the signature page of this agreement or set out under its name in Schedule 1 (in the case of parties to this agreement) or given in the relevant Senior Finance Document (in the case of other parties) or at its registered office or at such other address or number as it may from time to time notify in writing to the other parties hereto. Any Notice to be served on any party hereto will be effective only if the same is expressly marked for the attention of the department or officer (if any) specified on the signature page of this agreement, or in Schedule 1 or in the relevant Senior Finance Document (or such other department or officer as such party may from time to time specify for this purpose). Notwithstanding the foregoing, each Agent may in its discretion act upon verbal Notice from any person reasonably believed by the Agent to be a person authorised by an Obligor to give instructions under or in connection with this agreement. The Finance Parties shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross negligence or wilful misconduct by the relevant Agent. Any notice given by any Obligor in respect of itself or any other Obligor shall bind each such Obligor.

25.2	Deemed service

(a) Subject to clauses 25.2(b) and (c), a Notice will be deemed to be given as follows:

(i) if by air courier or personal delivery or on actual receipt; and

(ii) if by facsimile, when delivered.

(b)
A Notice given in accordance with clause 25.2(a) but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next Business Day in that place.

(c) A Notice to any Agent or Finance Party will only be effective on actual receipt by it.

25.3	Proof of Service

In proving service of any Notice it will be sufficient to prove, in the case of air courier, that such air courier was affixed with the proper label and air waybill, addressed and delivered to the air courier company (or its agent) or, in the case of personal delivery, when left at the correct address and, in the case of a facsimile transmission, that such facsimile was duly transmitted to the facsimile number of the addressee referred to in clause 25.1.

25.4	Language

(a) Any Notice must be in English.

(b) All other documents provided under or in connection with any Senior Finance Document must be:

(i) in English; or

(ii) if not in English, accompanied by a certified English translation in which case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

26.	NO IMPLIED WAIVERS

26.1	Failure to Exercise Rights

No failure or delay by any Finance Party in exercising any right under any of the Senior Finance Documents will operate as a waiver thereof nor will any single or partial exercise of any right by such Finance Party preclude any other or further exercise thereof or the exercise of any other right which it may have.

26.2	Cumulative Rights

The rights provided in the Senior Finance Documents are cumulative and not exclusive of any rights provided by Applicable Law and all such rights howsoever arising will, save where expressly provided to the contrary therein, be available to the Finance Parties severally and any Finance Party shall be entitled to commence proceedings in connection therewith in its own name.

26.3	Grant of Waivers

A waiver given or consent granted by any Finance Party under this agreement or any other Senior Finance Document will be effective only if given in writing and then only in the instance and for the purpose for which it is given.

27.	INVALIDITY OF ANY PROVISION

If any provision of any Senior Finance Document is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed therefrom, and the remaining provisions of such Senior Finance Document shall not be affected thereby and shall remain valid and enforceable.

28.	CONFIDENTIALITY

Subject to clause 29.8 (Disclosure of Information), the parties will keep the Senior Finance Documents and the subject matter (including all details relating to the structure and financing of the Project) thereof confidential save to the extent that they are required by Applicable Law to disclose the same. The parties hereto agree to hold confidential all information which it acquires under or in connection with the Senior Finance Documents save to the extent any party hereto is required by Applicable Law or Award to disclose the same or the same comes into the public domain (otherwise than as a result of a breach of this clause). Any party hereto may, however, disclose such information to its or to its Affiliate's auditors, legal advisers or other professional advisers (the "Professionals") for purposes connected with the Senior Finance Documents and otherwise in connection with its rights and obligations under the Senior Finance Documents subject to the relevant Professional being notified of the terms of the confidentiality obligations in this clause and the Professional acknowledging the same.

29.	CHANGES TO PARTIES

29.1	Assignment by the Obligors

No Obligor may assign or transfer all or any part of its rights or obligations under this agreement or any of the other Senior Finance Documents.

29.2	Assignments and Transfers by Lenders

(a)
A Lender (in this capacity the "Transferor") may at any time assign any of its rights under any Senior Finance Document or transfer any of its rights and obligations under any Senior Finance Document to a bank or financial institution (a "Transferee"), provided that:

	(i)	in the case of an assignment, it is made in accordance with clause 29.3 (Assignments by Lenders); and

	(ii)	in the case of a transfer, it is made in accordance with clause 29.4 (Transfers by Lenders).

(b)
The Parent (for itself and as agent for the other Obligors) will execute or procure that there are executed such documents and agreements as are necessary to effect a transfer of rights or obligations to a Transferee under this agreement.

(c)	Nothing in this agreement will restrict the ability of a Lender to sub-participate or sub-contract any of its obligations under any Senior Finance Document if that Lender remains liable under that

Senior Finance Document in relation to those obligations. A Lender shall notify the Borrowers of any such sub-participation or sub-contracting by it.

29.3	Assignments by Lenders

(a)
If any Lender wishes to assign all or any of its rights under the Senior Finance Documents, the relevant Transferee shall deliver a notice to the Facility Agent and the Parent confirming to the Facility Agent (on behalf of the other parties to the Senior Finance Documents (other than the Transferor and the Transferee)) that it shall be under the same obligations towards each of them as it would have been under if it had been an original party to the Senior Finance Documents as a Lender.

	(b)	Upon delivery of a notice under clause 29.3(a), the relevant Transferee shall (subject to clause 29.2 (Assignments and transfers by Lenders) become a party to the Senior Finance Documents as a Lender.

29.4	Transfers by Lenders

(a)
A Transferor may, subject to clause 29.2 (Assignments and Transfers by Lenders), transfer all or any of its rights and obligations under the Senior Finance Documents to a Transferee by means of a novation effected by the Facility Agent executing a Transfer Certificate which has been duly completed and signed by both the Transferee and the Transferor.

(b)
On the later of (x) the date specified in the Transfer Certificate as being the date on or as from which the transfer under this clause 29.4 is to take effect and (y) the date on which the Facility Agent executes the Transfer Certificate, to the extent that, in the Transfer Certificate, the Transferor seeks to transfer its right and obligations under the Senior Finance Documents:

(i)
the Transferor and the other parties to the relevant Senior Finance Documents (the "Existing Parties") will be released from their obligations to each other under those Senior Finance Documents (the "Discharged Obligations");

(ii)
the Transferee and the Existing Parties will assume obligations towards each other which differ from the Discharged Obligations only insofar as they are owed to or assumed by the Transferee instead of the Transferor;

		(iii)	the rights of the Transferor and the Existing Parties against each other under those Senior Finance Documents (the "Discharged Rights") will be cancelled;

(iv)
the Transferee and the Existing Parties will acquire rights against each other which differ from the Discharged Rights only insofar as they are exercisable by or against the Transferee instead of the Transferor; and

		(v)	the Transferee will become a party to this agreement as a Lender in relation to the relevant Facility.

(c)
Each of the parties to this agreement (other than the relevant Transferor and the relevant Transferee) irrevocably authorises the Facility Agent to execute on its behalf any Transfer Certificate which has been duly completed in accordance with this clause 29.4 and executed by each of the Transferor and the Transferee.

	(d)	The Facility Agent will notify the other parties to this agreement of the receipt and execution by it on their behalf of any Transfer Certificate as soon as reasonably practicable following execution.

29.5	Fee

*

29.6	No continuing liability

Nothing in any Senior Finance Document will oblige a Transferor to, or cause a Transferor to be liable to:

(a) accept a re-assignment or re-transfer from a Transferee of any of the rights or obligations assigned, transferred or novated under this clause 29; or

(b) support any losses incurred by a Transferee by reason of the non-performance by any Obligor of its obligations under any Senior Finance Document.

29.7	Benefit of agreement

This agreement will be binding on, and enure for the benefit of, each party to it and its or any subsequent successors or assigns.

29.8	Disclosure of information

Each Lender may disclose to a proposed assignee or transferee or any sub-participant, risk participant or other participant proposing to enter or having entered into a contract with that Lender regarding the Senior Finance Documents any information in the possession of that Lender relating to any Obligor.

30.	LENDERS' DECISIONS

*

*

30.3	Express provisions

Any consent or other matter which, by the express terms of any Senior Finance Document, is to be given by all the Lenders will not be effective unless all the Lenders have agreed to it but, subject to the agreement of all the Lenders having been obtained, may be given by the Facility Agent on behalf of all the Lenders.

*

31.	INDEMNITIES

31.1	General indemnity and breakage costs

Each Borrower shall forthwith on demand fully indemnify, defend and save each of the Agents, the Finance Parties and their respective directors, officers, employees, agents, solicitors, accountants, financial advisors, other experts and other Representatives (each, an “Indemnified Party”) harmless from and against any loss (including loss of profit, interest and, to the extent permitted by Applicable Law, penalties, fines and monetary sanctions) which an Indemnified Party suffers or incurs as a result of or otherwise in respect of :

	(a)	the occurrence of any Default;

	(b)	any failure by an Obligor to pay any amount due under a Senior Finance Document on its due date;

	(c)	any failure to borrow (or otherwise utilise the Facilities) when obliged to do so in accordance with this agreement;

	(d)	any Advance not being made for any reason (other than as a result of a default or error by a Finance Party) on the Utilisation Date specified in the relevant Advance Request;

	(e)	any Advance or overdue amount under a Senior Finance Document being repaid or prepaid otherwise than on the last day of an Interest Period relating to that Advance or overdue amount;

	(f)	the direct or indirect use or proposed use of the proceeds of any Advance;

	(g)	any litigation commenced against any Indemnified Party arising out of the execution, delivery or performance of, or the enforcement of any right under any Senior Finance Document;

(h)
any actual or alleged violation of any Environmental Laws resulting from or in connection with the Project or the assets of the Obligors and/or any transaction financed or to be financed with the proceeds of the Advances;

	(i)	any litigation commenced in connection with (i) any actual or alleged violation of any Environmental Laws resulting from or in connection with the Project or the assets of the Obligors;

or (ii) any accident, fire, explosion, or other event of any type involving an emission or substance which is capable of causing harm to the Environment;

	(j)	the Acquisition Transaction or the funding of the Acquisition Transaction (including those incurred in connection with any litigation concerning the Acquisition Transaction);

	(k)	investigating any event which the Facility Agent reasonably believes to be a Default; or

	(l)	acting or relying on any notice from an Obligor which the Facility Agent reasonably believes to be genuine, correct and appropriately authorised.

Without limiting the generality of the foregoing indemnity, such indemnity:

(i)
extends to any interest, fees or other sums whatsoever paid or payable on account of any funds borrowed in order to carry any amount which an Obligor fails to pay in breach of this agreement and to any loss, premium or penalty which may be incurred in liquidating or employing deposits from third parties acquired to make, maintain or fund outstanding Advances or any other amount due or to become due under this agreement; and

(ii)
will entitle the relevant Finance Party to recover breakage costs from the relevant Borrower in the event of an Advance or other sum being repaid or pre-paid prior to the last day of an Interest Period even though the relevant Finance Party has financed such Advance or other sum from its own resources, the costs it thereby incurs being calculated on the assumption it had borrowed an amount equal to the Advance or other sum in question in the London Interbank Market for the duration of the relevant Interest Period.

Each Finance Party shall be constituted as the agent and bare trustee of each Indemnified Party who is its own director, officer, employee, agent, solicitor, accountant, financial advisor, other expert or other Representative and shall hold and enforce each such Indemnified Party’s rights under this clause for such party’s benefit.

The rights of indemnity set out in this clause 31.1 shall not enure to the benefit of an Indemnified Party in respect of a loss to the extent that a court of competent jurisdiction in a judgement that has become non- appealable shall finally determine that such loss was directly and solely caused by the gross negligence or wilful misconduct of the Indemnified Party.

31.2	Currency indemnity

Without prejudice to clause 31.1 (General indemnity and breakage costs), if:

(a)
any amount payable by any Obligor under or in connection with any Senior Finance Document is received by any Finance Party (or by an Agent on behalf of any Finance Party) in a currency (the "Payment Currency") other than that agreed in the relevant Senior Finance Document (the "Agreed Currency"), whether as a result of any Award, the enforcement of any Award, the liquidation of the relevant Obligor or otherwise, and the amount produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency; or

(b)
any amount payable by any Obligor under or in connection with any Senior Finance Document has to be converted from the Agreed Currency into another currency for the purpose of (i) making or filing a claim or proof against any Obligor, (ii) obtaining an Award or (iii) enforcing any Award given or made in relation to any Senior Finance Document;

then that Obligor will, as an independent obligation, on demand indemnify the relevant Finance Party for the deficiency and any loss sustained as a result. Any conversion required will be made at the prevailing rate of exchange on the date and in the market reasonably determined by the relevant Finance Party as being most appropriate for the conversion. That Obligor will also pay the costs of the conversion.

31.3	Tranche B Borrower

Nothing contained in clauses 31.1 and 31.2 shall be construed as requiring the Tranche B Borrower to make any payments that relate to that portion of the Tranche A Advance which was apportioned to the purchase of the Sale Shares.

31.4	Waiver

Each Obligor waives any right it may have in any jurisdiction to pay any amount under any Senior Finance Document in a currency other than that in which it is expressed to be payable in that Senior Finance Document.

32.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

32.1	Governing Law

This agreement shall be governed by and interpreted in accordance with, the laws * applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Finance Parties under the laws of any jurisdiction where any Group Member or its property may be located.

32.2	Submission to Jurisdiction

For the exclusive benefit of each of the Finance Parties, each Obligor irrevocably submits to the non- exclusive jurisdiction of * for the purpose of hearing and determining any dispute arising out of this agreement and for the purpose of enforcement of any judgement against its assets.

32.3	Freedom of Choice

(a)
The submission to the jurisdiction of the courts referred to in clause 32.2 shall not (and shall not be construed so as to) limit the right of any Finance Party to take proceedings against any Obligor in the courts of any country in which such Obligor has assets or in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by Applicable Law.

(b)
Notwithstanding clauses 32.1 and 32.2, any Finance Party may commence legal proceedings independently in the appropriate court of competent jurisdiction (including in * to realise or enforce any Security Interest (or subject assets) created or purported to be created pursuant to this agreement or any Security Document. Without limiting the foregoing and notwithstanding any provision of this agreement or any other Senior Finance Document, the parties expressly agree that upon an Event of Default, the Finance Parties (acting through the Facility Agent or either Security Agent) shall, subject to the applicable terms of this agreement and each Security Document, thereinafter have the right to exercise all or any of the remedies available to them (whether arising under the Senior Finance Documents or at Applicable Law) in all appropriate jurisdictions (including where any collateral security may be located or deemed located), including any remedies of sale, possession or foreclosure (whether arising under the Senior Finance Documents or at Applicable Law) to recover all outstanding Senior Finance Obligations.

32.4	Service of Process

(a)
Each Obligor irrevocably consents to the service of process out of the courts described in clause 32.2 in accordance with the local rules of civil procedure or by mailing a copy thereof, by registered mail, postage prepaid to such Obligor at the address of such Obligor, or by sending a copy thereof by facsimile to such Obligor at the facsimile number of such Obligor determined under clause 25.

(b)
Each Obligor irrevocably designates and appoints the Parent (at its registered address in Ontario, Canada) as its agent to accept and acknowledge on its behalf any and all process which may be served in connection with any suit, action or proceeding arising out of or relating to any Senior Finance Document brought in any of the courts referred to in clause 32.2, such service, to the extent permitted by Applicable Law, being hereby conclusively acknowledged by such Obligor to be effective and binding service on it in every respect whether or not it is carrying on, or has at any time carried on, business in the jurisdiction of such courts.

(c)
The Parent confirms to the Finance Parties that it has accepted its appointment to act as process agent on behalf of each other Group Member contained in any Senior Finance Document to which each such other Group Member is party which may be served in connection with any suit, action or proceeding arising out of or relating to any such Senior Finance Document brought in any of the courts referred to in clause 32.2. So long as any Senior Finance Obligations remain payable or any Borrower may be or become entitled to any Advances, each Obligor covenants and agrees to maintain each such appointment as such process agent.

32.5	Waiver of Immunity

To the extent that any Obligor may be entitled in any jurisdiction to claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process whatsoever or wheresoever or to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

33.	SURVIVAL OF INDEMNITIES

The Senior Finance Obligations under or pursuant to clauses 9.5, 10.4, 11.1, 13.5, 13.6, 13.7, 13.8, 20.8, 31.1and 31.2 (the “Indemnity Obligations”) shall survive the payment in full of all other Senior Finance Obligations and the termination of the Senior Finance Documents and shall continue in full force and effect, unamended, until such Indemnity Obligations are permanently and irrevocably paid in full.

34.	TIME OF THE ESSENCE

Time is of the essence of each provision of each Senior Finance Document.

35.	ENTIRE AGREEMENT

There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this agreement or any other Senior Finance Document other than as expressed herein or in such other Senior Finance Document. The execution of each Senior Finance Document has not been induced by, nor does any Obligor rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgements not expressly made in any Senior Finance Document.

36.	THIS AGREEMENT TO GOVERN

If there is any inconsistency between the provisions of this agreement and the provisions of any other Senior Finance Document, the provisions hereof shall govern and apply to the extent of the inconsistency. Notwithstanding the foregoing, this clause shall not apply to limit, restrict, prejudice or otherwise affect or impair in any way the rights of the Lenders under the terms of any Security Documents after the Security Interest created by any Security Documents has become enforceable.

37.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this agreement to produce or account for more than one such counterpart. Delivery of an executed signature page of this agreement (including any amendment and Transfer Certificate) by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

IN WITNESS whereof the parties hereto have caused this agreement to be duly executed on the date first written above.

SCHEDULE 1 – Part A
The Lenders – Tranche A Facility

Lender	Address	Commitment

Standard Bank London Limited	Cannon Bridge House,	*
25 Dowgate Hill,
London
EC4R 2SB

Facsimile:	*

Attention:	*

Lending Office:	Cannon Bridge House,
25 Dowgate Hill,
London
EC4R 2SB

     SCHEDULE 1 – Part B
The Lenders – Tranche B Facility

Lender	Address	Commitment

Standard Bank of South Africa Limited	6th Floor	*
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

Facsimile:	*

Attention:	*

Lending Office:	6th Floor
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

SCHEDULE 2 – Part A
Guarantee Documents – Parent and Chimera

1.	Parent

*

2.	Chimera

*

SCHEDULE 2 – Part B
Security Documents – Parent and Chimera

1.	Parent

*

2.	Chimera

*

SCHEDULE 2 – Part C
Guarantee Documents – South African Obligors

*

SCHEDULE 2 – Part D

Security Documents – South African Obligors

*

*

*

SCHEDULE 3 – Part A
Conditions Precedent (Tranche A Facility)

1.	Formalities Certificates: a certificate in respect of each of the Parent, Chimera and the Tranche A Borrower in the form set out in Part C which certificate:

(a) shall have been duly completed in all respects;

(b) shall be signed by a director or the secretary of the Parent, Chimera or the Tranche A Borrower, as the case may be; and

(c)
shall have attached to it (duly initialled by the signatories to the certificate) the documents referred to in the certificate including the requisite Constitutional Documents, the board and other resolutions approving the Finance Documents, Project Documents and Acquisition Documents to which the Parent, Chimera or the Tranche A Borrower, as the case may be, is a party and in the case of the Parent, the corporate structure diagram for the Group.

*

3.	Financial Information

*

*

4.	Security notices, releases and consents

(a) The original notices of assignment or charge set out below to be given under the Security Documents duly signed on behalf of each relevant Obligor:

(i) notices to banks operating accounts; and

(ii) notices in respect of assigned agreements;

(b) All third party consents which either Security Agent requires to the creation of any Security Interest contained in any Security Document; and

(c) Payment of Stamp duty (if any).

5.	Share certificates and stock transfers

Share certificates duly endorsed in blank for transfer in relation to all relevant Obligors together with a certified extract of the register of members of each such Obligor.

6.	Company searches

To the extent possible, a search of each relevant Obligor's register of mortgages and charges and company file at the Companies Office and the Deeds Office (in the case of the South African Obligors) or any similar office showing, amongst other things and to the extent practical, no Security Interests over any of its assets and no appointment of (or presentation of any petition in relation to any appointment of) a receiver, liquidator or administrator or similar official.

7.	Approvals

Evidence that all consents, filings and notarisations necessary for any of the transactions contemplated by the Senior Finance Documents and their validity and/or enforceability have been obtained and are in full force and effect, together with copies, certified copies if required by the Facilities Agent, of the following:

	(a)	Project Approvals:

		(i)	Mining licence issued to Nigel Gold under Sections 9(1) and 9(3) of the Minerals Act (No ML 04/2000), issued 4 September 2000 at Johannesburg;

		(ii)	Mining licence issued to Consolidated Modderfontein 1979 under Sections 9(1) and 9(3) of the Minerals Act (No ML 17/96), issued 11 July 1996 at Johannesburg; and

		(iii)	Mining licence issued to Grootvlei under Sections 9(1) and 9(3) of the Minerals Act (No ML 2/99), issued 15 September 1999 at Johannesburg;

with reference to the Mining Rights set out in item 8 below.

	(b)	Financing Approval:

Exchange Control Department of the South African Reserve Bank consent (including consent for the Facilities, the Security Interests to be created pursuant to the Security Documents and the Agreed Hedging Programme).

	(c)	Environmental Approvals:

		(i)	The water use licence (ie the water discharge permit) issued by the Department of Water Affairs and Forestry in terms of the National Water Act No.36 of 1998, in favour of Grootvlei;

		(ii)	Approved Environmental Management Programme for each of Consolidated Modderfontein 1979, Grootvlei and Nigel Gold;

		(iii)	Licence document issued by Council for Nuclear Safety – LD-1074; and

		(iv)	Continuous transport Permits to obtain and transport explosives.

8.	Core Mining Rights

	(a)	Copies of all documents evidencing the Mining Leases, Precious Metal Claims, Mynpachten, tributing agreements, surface rights permits, dump re-treatment permits and Mining Authorisations for:

		(i)	Grootvlei;

		(ii)	Nigel Gold; and

		(iii)	Consolidated Modderfontein 1979; and

	(b)	Clarification of the status/implications of the dispute between Grootvlei and New Kleinfontein Gold Claims (Proprietary) Limited regarding their tributing agreement.

9.	Insurances

(a)
Evidence that the Insurances required to be taken out in accordance with clause 15.7 (Insurance) have been taken out and are in full force and effect (which may be) in the form of a confirmation from the relevant brokers (including as to the contents of the relevant policies); and

(b)
Evidence that the Security Interests of the Finance Parties in those Insurances have been or will be duly noted on the relevant policies and acknowledged by the relevant insurers and, if the copy policies are available at the initial Utilisation Date and the Facility Agent so requires, copies of the relevant policies.

10.	Fees

Evidence satisfactory to the Facility Agent that, upon drawdown of the first Advance, all fees payable in accordance with the Fees Letters and otherwise payable to the Finance Parties will be paid and all stamp duty and other fees (whether in relation to filings, property transfers, security or otherwise) will be paid.

11.	Powers of Attorney

Certified copies of any powers of attorney being relied upon by any person signing a Senior Finance Document on behalf of a Relevant Company, if any.

*

13.	Process Agent

Written confirmation from the Parent that it has been appointed by each Obligor organised in a jurisdiction outside of Ontario, Canada pursuant to clause 32.4 as its agent (and by each other Obligor pursuant to each other Senior Finance Document) for the acceptance of process to the effect that the Parent accepts such appointment, if required by the Facilities Agent.

14.	Consents

[None required.]

15.	Compliance Certificate

A Compliance Certificate signed by a director of each of the Tranche A Borrower, the Tranche B Borrower and the Parent, prepared as at the initial Utilisation Date.

16.	Acquisition Documents, etc.

(a) A copy of the Acquisition Agreement in the agreed form duly executed by all parties hereto;

(b)
A certificate of the Tranche A Borrower, Chimera and the Parent confirming that no term or condition of the Acquisition Agreement has been waived or amended without the prior written consent of the Facility Agent;

	(c)	Evidence of fulfilment of each condition precedent listed in clause 4.2 of the Acquisition Agreement.

*

17.	Project Documents

	(a)	Copies of the following documents in the agreed form duly executed by all parties thereto:

		(i)	the J.I.C. Mining Contracting Agreement;

		(ii)	the agreement between Nigel Gold and Rand Refinery Limited;

		(iii)	Agreement between the Tranche B Borrower and SCMB mandating SCMB with respect to black economic empowerment matters; and

		(iv)	Development Plan; and

	(b)	Confirmation the Technical Adviser has conducted full technical due diligence of the Development Plan.

18.	Equity Financing

Evidence that the Parent has raised fresh equity in an amount satisfactory to the Lenders.

19.	*

SCHEDULE 3 – Part B
Conditions Precedent (Tranche B Facility)

1.	A certificate in respect of each Petrex Company in the form set out in Part C which certificate:

(a) shall have been duly completed in all respects;

(b) shall be signed by a director or the secretary of the relevant Petrex Company; and

(c)
shall have attached to it (duly initialled by the signatories to the certificate) the documents referred to in the certificate including the requisite Constitutional Documents, the board and other resolutions approving the Senior Finance Documents and Project Documents to which such Petrex Company is a party.

2.	The Accession Deed in the agreed form, duly executed and delivered by all parties thereto.

3.	The Guarantee Documents referred to in Part C of Schedule 2 in the agreed form, duly executed and delivered by all parties thereto unconditionally to the Facility Agent.

4.	The Security Documents referred to in Part D of Schedule 2 in the agreed form, duly executed and delivered by all parties thereto unconditionally to the Facility Agent.

5.	The Subordination Agreement in the agreed form, duly executed by each Petrex Company and delivered unconditionally to the Facility Agent.

6.	The Accounts Agreement in the agreed form, duly executed by the Tranche B Borrower and delivered unconditionally to the Facility Agent.

7.	Security filings, etc. and payment of stamp duty.

8.	The Original Hedging Agreement duly executed and delivered by Petrex and SBL as Hedging Provider.

9.	The Original Gold Trading Agreement duly executed and delivered by Petrex and SBL as Hedging Provider.

10.	Hedging Documents Assignment Agreement duly executed and delivered by Petrex and the Onshore Security Agent.

11.	Assignment acknowledgement with respect to the Original Hedging Document duly executed and delivered by Petrex , the Onshore Security Agent and SBL as Hedging Provider.

12.	Assignment acknowledgement with respect to the Original Gold Trading Agreement duly executed and delivered by Petrex , the Onshore Security Agent and SBL as Hedging Provider.

13.	Project Documents Assignment Agreement duly executed and delivered by Petrex and the Onshore Security Agent.

14.	Project Documents Assignment Agreement duly executed and delivered by Nigel Gold and the Onshore Security Agent.

15.	Project Documents Assignment Agreement duly executed and delivered by Grootvlei and the Onshore Security Agent.

16.	Project Documents Assignment Agreement duly executed and delivered by Consolidated Modderfontein 1979 and the Onshore Security Agent.

17.	Assignment acknowledgement under the Project Documents Assignment Agreement entered into by each of Nigel Gold, Grootvlei and Consolidated Modderfontein 1979 with respect to the JIC Mining Contracting

Agreement duly executed and delivered by J.I.C. Mining (Proprietary) Limited, Nigel Gold, Grootvlei, Consolidated Modderfontein 1979 and the Onshore Security Agent.

18.
Assignment acknowledgement under the Project Documents Assignment Agreement entered into by Nigel Gold and the Onshore Security Agent with respect to the agreement between Rand Refinery Limited and Nigel Gold duly executed and delivered by Rand Refinery Limited, Nigel Gold and the Onshore Security Agent.

19.	Any other Senior Finance Document, in the agreed form, duly executed by each Petrex Company and delivered unconditionally to the Facility Agent.

SCHEDULE 3 – Part C
Form of formalities certificate to be inserted

(the "Company")

To:	Standard Bank London Limited ("SBL" or the "Facility Agent")

(in relation to a facilities agreement dated 24 October 2002 between inter alia (1) EAGC Ventures Corp., Main Street 83 (Proprietary) Limited and Chimera Mines And Minerals Corporation, (2) SBL, as Facility Agent, Offshore Security Agent and Offshore Administrative Agent, (3) Standard Bank of South Africa Limited ("SBSA") acting through its division of Standard Corporate and Merchant Bank as Onshore Security Agent and Onshore Administrative Agent, (4) SBSA as Account Bank and (5) the Lenders named therein (the "Facilities Agreement").

The undersigned, being a director of the Company and being duly authorised by the Company to give this certificate HEREBY CERTIFIES that:

1.	Constitutional documents

Attached to this certificate marked "A" are true, complete and up-to-date copies of:

[list Constitutional Documents]

2.	Board resolutions

Attached to this certificate marked "B", is an extract from a meeting of the board of directors of the Company which was duly convened and held, such extract recording resolutions passed at such meeting:

(a)
approving the transactions and matters contemplated by the Facilities Agreement, the other Senior Finance Documents, the Acquisition Documents and the Project Documents to which (in each case) the Company is to be a party;

(b)
authorising the execution, delivery and performance by the Company of the Facilities Agreement, the other Senior Finance Documents, the Acquisition Documents and the Project Documents to which it is a party; and

(c)
authorising the persons specified below whose specimen signatures also appear below (the "Signatories") to sign, execute and deliver on behalf of the Company the Facilities Agreement, the other Senior Finance Documents, the Acquisition Documents and the Project Documents to which (in each case) the Company is to be a party and all other documents, notices or certificates required in connection therewith (the "Documents") and to complete any transactions contemplated by the Documents on behalf of the Company.

Such resolutions are in full force and effect and have not been rescinded or varied.

3.	Authorised signatories

The following signatures are the specimen signatures of the signatories:

4.	Shareholders' resolutions

Attached to this certificate marked "C" is a true, complete and up-to-date copy of the shareholder resolution approving the transactions and matters contemplated by the Senior Finance Documents, the Acquisition Documents and the Project Documents to which the Company is to be a party.

5.	Borrowing powers[1]

The borrowing by the Company of all sums capable of being drawn down under the Facilities Agreement (when aggregated with all other borrowings of the Company) will not cause any borrowing limit contained in its Constitutional Documents or any other agreement or instrument to which the Company is a party to be exceeded.

6.	Representation and Warranties

All representations and warranties set out in clause 14 of the Facilities Agreement are true and accurate as of the date hereof.

7.	Group Structure Chart[2]

Attached to this certificate marked "D" is a chart of the Group, after giving effect to the Acquisition Transaction.

Words and expressions defined in the Facilities Agreement shall bear the same meaning when used in this certificate.

Signed:
Name:
Position:             Director

_______________________________

[1]	For the Borrowers only.
[2]	For the Parent only.

SCHEDULE 4 – Part A Form of Advance Request

To:	Standard Bank London Limited as Facility Agent
[Standard Bank London Limited/Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank as [Offshore/Onshore] Administrative Agent]

Attention:

From:

Date:	<*>

Dear Sirs,

Re:       Facilities Agreement dated 24 October 2002 (the "Facilities Agreement")

We request drawdown of the Advance as follows:

Tranche Type:	[Tranche A / Tranche B]*

Amount:	[$<*>] [ZAR<*>];

Utilisation Date:	<*>

Interest Period/Maturity Date:	<*>

Payment should be made to:	[Proceeds Account (Dollars)][Proceeds Account (Rand)]

We confirm that:

(i)
the representations and warranties made by us in clause 14 of the Facilities Agreement and by each Obligor in each other Senior Finance Document to which we are party are true and accurate on the date hereof as if made with respect to the facts and circumstances existing on such date;

(ii)
we are in full compliance with the undertakings contained in clauses 15 and 16 of the Facilities Agreement and each other Senior Finance Document to which we are a party and each other Obligor is in compliance with the undertakings contained in each other Senior Finance Document to which it is a party;

(iii)	no Default has occurred and is continuing or would result from the proposed Advance; and

(iv)	the proceeds of the Advance will be used as follows: [describe use]

* delete whichever is not applicable

Terms defined in the Facilities Agreement shall have the same meanings when used in this request.

_______________________________
[Authorised Signatory]
For and on behalf of
[NAME OF BORROWER]

     SCHEDULE 4 – Part B
Form of Continuation Request

To:
Standard Bank London Limited, as Facility Agent and Offshore Administrative Agent/Standard  Bank of South Africa Limited acting through its division of Standard Corporate and Merchant  Bank as Onshore Administrative Agent

Attention:	[Relevant Borrower]

From:

Date:	<*>

Dear Sirs,

Re:      Facilities Agreement dated 24 October 2002 (the "Facilities Agreement")

We request continuation of the Tranche A Advance which is currently outstanding in the amount of [$*] with an Interest Period ending on * to be continued with an Interest Period of *.

We confirm that no Default has occurred and is continuing or would result from the proposed continuation.

Terms defined in the Facilities Agreement shall have the same meanings when used in this Request.

_______________________________
[Authorised Signatory]
For and on behalf of
[NAME OF BORROWER]

SCHEDULE 5
Transfer Certificate
[(referred to in clause 29.4 (Transfers by Lenders)]

To:	Standard Bank London Limited ("SBL") as Facility Agent for and on behalf of the Obligors and the Finance Parties (each as defined in the Facilities Agreement referred to below).

This transfer certificate (this "Certificate") relates to a facilities agreement (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified or in effect from time to time) dated 24 October 2002 between inter alia (1) EAGC Ventures Corp., Main Street 83 (Proprietary) Limited and Chimera Mines And Minerals Corporation, (2) SBL, as Facility Agent, Offshore Security Agent and Offshore Administrative Agent, (3) Standard Bank of South Africa Limited ("SBSA"), acting through its division of Standard Corporate and Merchant Bank, as Onshore Security Agent and Onshore Administrative Agent, (4) SBSA, as Account Bank, and (5) the Lenders named therein (the "Facilities Agreement"). Terms defined in the Facilities Agreement shall, unless otherwise defined in this Certificate, have the same meanings when used in this Certificate.

1.	Transferor confirmation and request

[name of Transferor] (the "Transferor") by its execution of this Certificate:

(a)
requests [name of Transferee] (the "Transferee") to accept and procure, in accordance with clause 29.4 (Transfers by Lenders), the transfer to the Transferee of the portion of the Transferor's participation in the relevant Facility (and in the Advances made by it) as specified in schedule 1 to this Certificate (the "Transfer Rights") by counter-signing this Certificate and delivering it to the Facility Agent at its address for notices under the Facilities Agreement, so as to take effect on the date specified in schedule 2 to this Certificate (the "Transfer Date"); and

(b)
confirms that the details which appear in schedule 1 to this Certificate accurately record, the amount of the Transferor's Commitments and the principal amount of the Transfer Rights at the date of this Certificate.

2.	Transferee request

The Transferee, by its execution of this Certificate, requests each Obligor and each Finance Party to accept this Certificate as being delivered under and for the purposes of clause 29.4 (Transfers by Lenders), so as to take effect in accordance with the terms of that clause on the Transfer Date.

*	*

*

4.	Transferee representations

The Transferee:

(a)
confirms that it has received from the Transferor a copy of the Facilities Agreement, together with all other documents and information which it has requested in connection with the Facilities Agreement;

(b)
confirms that it has not relied, and will not after the date of this Certificate rely, on the Transferor or any other Finance Party to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any of those documents or that information;

(c)
agrees that it has not relied, and will not after the date of this Certificate rely, on the Transferor or any other Finance Party to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or any other party to the Facilities Agreement;

(d)
represents and warrants to the Transferor and each other Finance Party that it has the power to become a party to the Facilities Agreement as a Lender on the terms set out in the Facilities Agreement and this Certificate and has taken all necessary steps to authorise execution and delivery of this Certificate;

(e) acknowledges the limitations on the Transferor's obligations set out in clause 29.6 (No continuing liability); and

(f) agrees that if any Transfer Rights are rescheduled or renegotiated, the Transferee and not the Transferor will be subject to the rescheduled or renegotiated terms.

5.	Transferee covenants

The Transferee undertakes with the Transferor and each other party to the Facilities Agreement that it will perform in accordance with its terms all those obligations which, by the terms of the Facilities Agreement, will be assumed by it following delivery of this Certificate to the Facility Agent.

6.	Exclusion of Transferor's liabilities

Neither the Transferor nor any other Finance Party makes any representation or warranty nor assumes any responsibility in relation to the legality, validity, effectiveness, adequacy or enforceability of the Senior Finance Documents and assumes no responsibility for the financial condition of the Borrowers or any other party to the Senior Finance Documents or for the performance and observance by the Borrowers or any other Obligor of any of its obligations under the Senior Finance Documents and all of those conditions and warranties, whether express or implied by Applicable Law or otherwise, are hereby excluded.

7.	Novation

On execution of this Certificate by the Facility Agent (on behalf of each of the parties to this agreement other than the Transferor and the Transferee), the Transferee will become a party to the Facilities Agreement on and with effect from the Transfer Date in substitution for the Transferor in relation to those rights and obligations which, by the terms of the Facilities Agreement and this Certificate, are assumed by the Transferee.

8.	Law

This Certificate (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Certificate) shall be governed by and construed in accordance with the laws in force in the Province of Ontario, including the federal laws of Canada applicable therein.

IN WITNESS of which the parties to this Certificate have duly executed this Certificate on the date which appears at the end of this Certificate.

SCHEDULE 1 to Transfer Certificate3

Transferor's existing Tranche A Commitment:	$<*>

Transferor's existing Tranche B Commitment:	ZAR<*>

Portion of Transferor's existing Tranche A Commitment/participation in Tranche A Advance] to be transferred:	$<*>

Portion of Transferor's existing Tranche B Commitment/participation in Tranche B Advances] to be transferred:[4]	ZAR<*>

_______________________________
[3]	Make appropriate deletions.
[4]	Add details on Interest Periods, or as the case may be, Maturity Dates.

SCHEDULE 2 to Transfer Certificate
Particulars relating to the Transferee

Transfer Date:

Lending Office:

Contact Name:

Account for Payments:

Address for Notices:

Telephone: Facsimile:

Signatories to Transfer Certificate

[Transferor]	[Transferee]
By:	By:
Date: <*>	Date: <*>

[Facility Agent]
By:
Date: <*>

SCHEDULE 6
Part A – Existing Financial Indebtedness

The existing financial indebtedness of the Petrex Companies is as follows:

1.	Financing Agreement between Petrex and Grootvlei dated 1 March 2000.

2.	Financing Agreement between Petrex and Consolidated Modderfontein 1979 dated 1 March 2000.

3.	Financing Agreement between Petrex and Nigel Gold dated 1 March 2000.

4.	Master Rental Agreement between Nigel Gold and Siemens Financial Services (Proprietary) Limited (“Siemens”) dated 6 March 2001.

Part B – Existing Security Interests

Indemnity of Aurigena Leases (Proprietary) Limited dated 9 April 1997 granted by Nigel Gold in respect of any liability from land rehabilitation obligations in respect of certain portions of Nigel Gold’s mining operations.

Part C – Existing Guarantees

1.	Suretyship granted by Petrex in favour of SBSA, dated 14 December 1998 regarding indebtedness of Nigel Gold to SBSA.

2.	Suretyship granted by the Vendor and Petrex in favour of Siemens, dated 8 March 2001 re: indebtedness of Nigel Gold to Siemens.

3.	Suretyship granted by Nigel Gold for an unlimited amount in favour of SBSA, dated 9 September 1998 re: obligations of Petrex.

Part D – Interests in Project or Project Assets

1.
An endorsement from the Registrar of Mining Titles is required to show that the licensee, Hunter Mining Engineering (proprietary) Limited changed its name to Nigel Gold in connection with the precious metal claim nos. 3072,3073 and 3058.

2.	An issue exists with respect to 281 claims held under diagram number RMT 35/81 not being included in the mining authorisation held by Consolidated Modderfontein 1979.

3.	Mining Lease number 7/85 should be amended from "RMT 7/85" to "RMT M76/82".

4.
An amendment of hectarage is required for the precious metal claims held on Geduld 123 IR under diagram RMT M110/87 from 1582,8000 hectares to 1403,2000 hectares. In addition, an issue exists as to whether 311claims held under RMT M2/95 are being mined, and if so by which company, etc.

5.
Approximately 6,705 precious metal claims held under licence 3076 (Diagram M2/1984) on Vlakfontein 130 IR should be transferred from Springs Dagga Gold Mines Ltd. to Consolidated Modderfontein 1979, and the 369 claims held under licence number 2731 (Diagram M19/1985) on Modderfontein 76 IR should be transferred from Modderfontein 74 to Consolidated Modderfontein 1979, and such claims should be included within the mining authorisation for Consolidated Modderfontein 1979.

6.	Consolidated Modderfontein 1979 may require a river diversion on a tributary stream of the Blesbokspruit, costs unknown.

Part E – Royalty Agreements, etc.

Nil.

Part F – Taxes, Fees, etc.

Nil

Part G – Litigation

Claim license number 2737 issued in respect of the farm Geduld 123 I.R. (representing 895 claims) is mined by Grootvlei under a notarial tributing agreement granted by New Kleinfontein Gold Claims (Proprietary) Limited (the successor in title to Gencor SA Limited). There is a dispute regarding a purported cancellation of the tributing agreement. Should it transpire that the tributing agreement was validly cancelled, then Grootvlei would have no right to mine the are covered by the tributing agreement.

Part H – Environment Matters

Grootvlei has been issued a water use license number 20018320 by the Department of Water Affairs and Forestry dated 30 September 2002, the conditions of which licence may require capital investments.

Part I – Pension and Other Benefits

Nigel Gold has, in certain respects, not complied with the provisions of the Employment Equity Act No. 55 of 1998 and, as a result, is at risk of incurring fines of between R 500,000 and R 900,000 per contravention.

     SCHEDULE 7
Compliance Certificate

To:	Standard Bank London Limited ("SBL"), as Facility Agent under the Facilities Agreement referred to below

*

(h)	*

	[NAME OF BORROWER]	[NAME OF BORROWER]

	Director	Director

EAGC VENTURES CORP.

Director

     ANNEXURE A5
to Compliance Certificate

*

_______________________________

[5]	Compute Loan Life Cover Ratios on similar annexures for all Calculation Dates and Forecast Periods following the Relevant Calculation Date.
[6]
Compute the Dollar equivalent of any (i) Ounces subject of Committed Gold Hedging Agreements in effect by using the actual [or minimum] delivery price [(as the case may be)] specified in such Committed Gold Hedging Agreements, and (ii) any other Ounces then projected to be produced at the average Spot Gold Price at the Relevant Calculation Date for the six month period preceding the Relevant Calculation Date.

ANNEXURE B7
to Compliance Certificate

*

_______________________________

7	Compute Project Life Cover Ratios on similar annexures for all Calculation Dates and Forecast Periods following the Relevant Calculation Date.
8
Compute the Dollar equivalent of any (i) Ounces subject of Committed Gold Hedging Agreements in effect by using the actual [or minimum] delivery price [(as the case may be)] specified in such Committed Gold Hedging Agreements, and (ii) any other Ounces then projected to be produced at the average Spot Gold Price at the Relevant Calculation Date for the six month period preceding the Relevant Calculation Date.

     ANNEXURE C to Compliance Certificate

*

_______________________________

[9]
Compute the Dollar equivalent of any (i) Ounces subject of Committed Gold Hedging Agreements in effect by using the actual [or minimum] delivery price [(as the case may be)] specified in such Committed Gold Hedging Agreements, and (ii) any other Ounces then projected to be produced at the average Spot Gold Price at the Relevant Calculation Date for the six month period preceding the Compliance Date.

     ANNEXURE D
to Compliance Certificate

*

SCHEDULE 8 – Part A
Additional Costs Rate

1.
The Additional Costs Rate applicable to the Tranche A Advance during an Interest Period shall be the rate determined by the Offshore Administrative Agent (rounded upwards, if necessary, to four decimal places) as the rate resulting from the application of the following formula:

*

where, in each case, on the day of application of that formula by the Offshore Administrative Agent:

E
is the charge payable by the Offshore Administrative Agent to the Financial Services Authority under the fees rules (but, for this purpose, ignoring any minimum fee required under the fees rules) and expressed in pounds per £1 million of the tariff base of the Offshore Administrative Agent.

2.	For the purposes of this Schedule 8, Part A:

	(i)	“eligible liabilities” and “special deposit” have the meanings given to them at the time of application of the formula by the Bank of England;

	(ii)	“tariff base” has the meaning given to it in the fees rules; and

	(iii)	“fees rules” means the then current rules on periodic fees in the Supervision Manual of the FSA Handbook.

3.	The Offshore Administrative Agent has no liability to any party to this agreement if its calculation over or under compensates any Lender.

4.
The Offshore Administrative Agent may, acting reasonably and after consultation with the Borrowers and the Lenders, notify all parties to this agreement of any amendment to this Schedule 8, Part A which is required to reflect:

	(a)	any change in Applicable Law; or

	(b)	any requirement imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any successor authority).

Any notification will be, in the absence of manifest error, conclusive and binding on all the parties to this agreement.

5.
The Additional Costs Rate applicable to the Tranche A Advance for an Interest Period shall be calculated at or about 11.00 am on the first day of that Interest Period and shall be payable on the date on which interest is payable in relation to that Advance under this agreement.

SCHEDULE 8 – Part B
Bank Costs

Bank Costs shall be determined by the Onshore Administrative Agent at the commencement of each Interest Period with respect to the Tranche B Facility in accordance with the formula detailed below in this definition:

*

If there is any change in circumstances which result in the Onshore Administrative Agent determining that the above formula is, or will become, inappropriate, the Onshore Administrative Agent shall (after consultation with the Tranche B Lenders) notify such Borrowers of the revised basis upon which Bank Costs will subsequently be calculated and such revised basis shall, in the absence of manifest error, be conclusive and binding on all parties to this agreement.

SCHEDULE 9
Accession Deed

THIS DEED is made on <*> 2002

AMONG:

(1)	EAGC VENTURES CORP., a company organised under the laws of Ontario, Canada, (the "Parent");

(2)
MAIN STREET 83 (PROPRIETARY) LIMITED, a private company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 2002/013039/07 (the "Tranche A Borrower");

(3)	CHIMERA MINES AND MINERALS CORPORATION, a company organised under the laws of the Cayman Islands ("Chimera");

(4)
PETREX (PROPRIETARY) LIMITED, a private company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1989/006124/07; NIGEL GOLD MINING COMPANY (PROPRIETARY) LIMITED, a private company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1979/004720/07; THE GROOTVLEI PROPRIETARY MINES LIMITED, a public company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1904/002088/06; CONSOLIDATED MODDERFONTEIN MINES LIMITED, a public company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1910/003326/06); CONSOLIDATED MODDERFONTEIN MINES 1979 LIMITED, a public company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1979/005529/06; MODDERFONTEIN SEVENTY-FOUR (PROPRIETARY) LIMITED, a private company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1977/002535/07; PRETKLERK GOLD MINING COMPANY (PROPRIETARY) LIMITED, a private company duly incorporated under the company laws of the Republic of South Africa with registration number 1993/000154/07; PRETKLERK MARIEVALE GOLD MINING COMPANY (PROPRIETARY) LIMITED, a private company with duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1996/001723/07; and PRETKLERK SPRINGS DAGGAFONTEIN GOLD MINING COMPANY (PROPRIETARY) LIMITED, a private company duly incorporated in accordance with the company laws of the Republic of South Africa with registration number 1993/000044/07 (collectively, the "Petrex Companies");

(5)	STANDARD BANK LONDON LIMITED ("SBL"), a bank organised under the laws of England and Wales (the "Tranche A Lender");

(6)	STANDARD BANK OF SOUTH AFRICA LIMITED ("SBSA"), a bank organised under the laws of the Republic of South Africa (the "Tranche B Lender");

(7)
SBL as Arranger (the "Arranger"), as Offshore Security Agent (the "Offshore Security Agent"), Offshore Administrative Agent (the "Offshore Administrative Agent") and Facility Agent (the "Facility Agent");

(8)
SBSA, acting through its division of STANDARD CORPORATE AND MERCHANT BANK ("SCMB"), as Onshore Security Agent (the "Onshore Security Agent") and Onshore Administrative Agent (the "Onshore Administrative Agent");

(9)	SBSA, as Account Bank (the "Account Bank"); and

(10)	SBL as Hedging Provider (the "Hedging Provider").

RECITALS:

(A)	This Deed is supplemental to the Facilities Agreement.

(B)	The Deed has been entered into to record the accession of the Petrex Companies under the Facilities Agreement pursuant to the provisions of clauses 2.3 and 2.4 of the Facilities Agreement.

NOW THIS DEED WITNESSES as follows:

1.	Definitions

"Facilities Agreement" means the facilities agreement (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified or in effect from time to time) dated 24 October 2002 between (1) the Parent, Chimera and the Tranche A Borrower, as Obligors, (2) SBL as Arranger, Offshore Security Agent, Offshore Administrative Agent and Facility Agent, (3) SCMB as Onshore Security Agent and Onshore Administrative Agent, (4) SBSA, as Account Bank and (5) the Tranche A Lender and the Tranche B Lender party thereto.

Unless otherwise defined herein, terms defined in the Facilities Agreement shall have the same meaning when used in this Deed.

2.	Accession of the Petrex Companies

With effect from the date hereof, the parties hereto agree that the Petrex Companies shall be a party to the Facilities Agreement having all the rights and obligations as thereunder (including in the case of the Tranche B Borrower, as Borrower with respect to the Tranche B Facility) as if they had originally been party to the Facilities Agreement and each Petrex Company hereby agrees to be bound by all of the terms of the Facilities Agreement as if it had originally been party thereto.

Nothing contained in this Deed shall be construed as requiring the Petrex Companies to make any payments that relate to that portion of the Tranche A Advance which was apportioned to the purchase of the Sale Shares.

3.	Notices

Each Petrex Company confirms that its address details for notices in relation to clause 25 of the Facilities Agreement are as follows:

Address:

28 Visagie Street Pretoria 0002 South Africa

Facsimile:
Attention of: President

4.	Agreement of Other Parties

By its signature below, each party to this Deed (other than the Petrex Companies), confirms the acceptance of the Petrex Companies as Obligors (including Petrex as Borrower) for all purposes under the Facilities Agreement to which it is a party in accordance with clauses 2.3 and 2.4 of the Facilities Agreement.

*

6.	Counterparts This Deed may be executed by facsimile in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

TO WITNESS this Deed each party hereto has caused it to be duly signed and sealed as a speciality obligation.

SIGNATORIES TO THE ACCESSION DEED

THE OBLIGORS

Executed as a deed/speciality obligation by
EAGC VENTURES CORP.	(seal)

By:
Authorized signing officer

Executed as a deed/speciality obligation by
MAIN STREET 83 (PROPRIETARY) LIMITED	(seal)

By:
Authorized signing officer

Executed as a deed/speciality obligation by
CHIMERA MINES AND MINERALS CORPORATION	(seal)

By:
Authorized signing officer

THE ACCEDING COMPANIES

Executed as a deed/speciality obligation by
PETREX (PROPRIETARY) LIMITED	(seal)

By:
Authorized signing officer

Executed as a deed/speciality obligation by
NIGEL GOLD MINING COMPANY	(seal)
(PROPRIETARY) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
GROOTVLEI PROPRIETARY	(seal)
(MINES) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
CONSOLIDATED MODDERFONTEIN	(seal)
(MINES) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
CONSOLIDATED MODDERFONTEIN	(seal)
MINES 1979 LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
MODDERFONTEIN SEVENTY-FOUR	(seal)
(PROPRIETARY) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
PRETLKERK GOLD MINING COMPANY	(seal)
(PROPRIETARY) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
PRETKLERK MARIEVALE GOLD MINING	(seal)
COMPANY (PROPRIETARY) LIMITED

By:
Authorized signing officer

Executed as a deed/speciality obligation by
PRETKLERK SPRINGS DAGGAFONTEIN GOLD	(seal)
MINING COMPANY (PROPRIETARY) LIMITED

By:
Authorized signing officer

STANDARD BANK LONDON LIMITED as Arranger, Offshore Administrative Agent, Offshore Security Agent, Facility Agent, Tranche A Lender and Hedging Provider

Executed as a deed/speciality obligation by STANDARD BANK LONDON LIMITED

By:
Authorized signing officer

By:
Authorized signing officer

STANDARD BANK OF SOUTH AFRICA
LIMITED, acting through its division of STANDARD
CORPORATE AND MERCHANT BANK as
Onshore Administrative Agent, Onshore Security Agent
and Tranche B Lender

Executed as a deed/speciality obligation by
STANDARD BANK OF SOUTH AFRICA
LIMITED acting through its division of
STANDARD CORPORATE AND MERCHANT BANK

By:
Authorized signing officer

By:
Authorized signing officer

STANDARD BANK OF SOUTH AFRICA LIMITED, as Account Bank Executed as a deed/speciality obligation by STANDARD BANK OF SOUTH AFRICA LIMITED

By:
Authorized signing officer

By:
Authorized signing officer

SCHEDULE 10
Insurances

1.	INTERPRETATION

References in this Schedule to:

	(a)	Appendices are to Appendices to this Schedule; and

	(b)	paragraphs are, unless the context otherwise requires, to paragraphs of this Schedule.

2.	INSURANCE COVER

2.1	Operational Phase

(a)
Scope and Duration: Each Insurance Obligor (save to the extent that the Facility Agent otherwise agrees in writing) procures that insurance against the risks and liabilities specified in Appendix 1 are in full force with effect from the dates as at which any risk or liability specified in Appendix 1 is capable of becoming outstanding under the Senior Finance Documents.

	(b)	Undertakings: Each Insurance Obligor shall procure that the said insurances:

(i)
are effected against the risks and liabilities specified in Appendix 1 as varied from time to time as required under paragraph 2 or paragraph 6 or maintained in the amounts from time to time as required under paragraph 2 or paragraph 6;

		(ii)	include only such provisions for self-insurance, whether by deductible or otherwise, as are specified in Appendix 1 (as varied from time to time as required under paragraph 2 or paragraph 6);

		(iii)	cover the Mines and the Project Assets to their replacement value, increased from time to time as necessary to maintain such full replacement value; and

(iv)
are increased from time to time to such amounts and with such deductibles as the Facility Agent may reasonably require taking into account, inter alia, market availability in respect of risks, liabilities and amounts of insurances and the Facility Agent's interests under the Senior Finance Documents.

2.2	Additional Coverages

	(a)	Insurances Required by Law: Without prejudice to the other provisions of this Schedule, each Insurance Obligor shall, during the periods referred to in paragraph 2.1:

		(i)	effect and maintain in full force those insurances which it is required to have by any Applicable Law or by the terms of the Senior Finance Documents; and

		(ii)	use all reasonable efforts to effect and maintain in full force those insurances which it is required to have by the terms of any other contract to which it is at any time a party.

2.3	Additional Insurances

(a)
The Facility Agent may in respect of the Mines and the Project Assets by notice to an Insurance Obligor require that Insurance Obligor to procure such insurance coverage in respect of any risks or liabilities other than those specified in Appendix 1 in such amounts and with such deductibles as the Facility Agent may reasonably require taking into account, inter alia, market availability in respect of risks, liabilities and amounts of insurance and the Facility Agent's interests under the Senior Finance Documents; and

(b)
An Insurance Obligor shall, following receipt of notices from the Facility Agent under paragraph 2.3(a), insure, with effect from the date of such notice (or as soon as reasonably practicable in the light of prevailing market conditions) against the risks and liabilities, in the amounts and with the deductibles, specified in such notice.

2.4	Insurance Obligors' Insurances

For the avoidance of doubt, and subject to paragraphs 3.1 and 3.4 below, each Insurance Obligor shall at any time be entitled to effect such other insurances in addition to or supplementing those referred to elsewhere in this Schedule as it thinks fit and shall notify the Facility Agent if any such insurance is effected.

3.	PROVISIONS COMMON TO ALL INSURANCES

3.1	Policies

Each Insurance Obligor shall procure that each policy taken out pursuant to paragraph 2.1 shall:

(a) be placed and maintained through reputable brokers and/or with reputable insurers or underwriters approved from time to time by the Facility Agent, acting reasonably;

(b) be in such form and substance, consistent with the obligations of the Insurance Obligors under this Schedule, as may be approved in writing by the Facility Agent, acting reasonably;

(c)
to the extent practicable, contain a provision (in form and substance acceptable to the Facility Agent) whereby the insurers agree that they shall waive, to the extent practicable, all rights of subrogation howsoever arising which they may have against the Insurance Obligors and the relevant Security Agent;

(d)
to the extent practicable, be the subject of a Notice of Assignment duly given in the form set out in Appendix 2 and will have attached thereto a loss payable clause in the appropriate form set out or referred to in Appendix 3 (or if such clause is included in the relevant policy, the proceeds of such policy be paid direct to the Onshore Security Agent);

(e) provide that all the provisions of any such policy (except those relating to limits of liability) shall operate as if there were a separate policy covering each insured; and

(f)
to the extent practicable, contain an agreement by the insurer that, notwithstanding the lapse of any such policy (except by reason of expiry in accordance with its terms) or any cancellation by the insurer or by the Insurance Obligors, whether voluntary or involuntary, it shall continue in force for the benefit of the relevant Security Agent on behalf of the Finance Parties for at least 30 days (or such lesser period as may be specified from time to time in respect of war and kindred perils) after written notice of such cancellation has been given to the relevant Security Agent and that no reduction in limits or coverage shall be made in any such policy or any part thereof.

3.2	Premiums

Each Insurance Obligor shall procure the prompt payment (in accordance with the terms of the relevant policy) of all premiums payable under each policy taken out pursuant to this Schedule and shall, upon request by the Facility Agent produce to the Facility Agent evidence of such payment. Upon the renewal of any such policy an Insurance Obligor shall produce to the Facility Agent, on or before its expiry date, evidence of such renewal.

3.3	Brokers' Undertakings

Each Insurance Obligor shall procure that each broker or agent who effects any insurance policy required to be effected under Appendix 1 delivers to the Facility Agent a letter substantially in the form set out in Appendix 4 or in such form as the Facility Agent agrees.

3.4	Non-avoidance of Coverage

The Obligors shall not at any time do (or omit to do) anything whereby any insurance taken out or procured in respect of the Mines or Project Assets may be rendered void or voidable or suspended, impaired or defeated in whole or in part.

3.5	The Facility Agent and the Onshore/Offshore Security Agent

Each Insurance Obligor shall (save to the extent that the Facility Agent agrees otherwise in writing) procure that:

(a) the interest of the relevant Security Agent shall be noted in each policy taken out pursuant to this Schedule; and

(b) the relevant Security Agent shall in no circumstances assume any liability in respect of premiums or any other obligations to insurers in respect of any such policy.

4.	INFORMATION

4.1	Information

Each Insurance Obligor shall give to the Facility Agent and to the Insurance Adviser such information as to the insurances taken out pursuant to this Schedule (or as to any matter which may be relevant to such insurances) as the Facility Agent or the Insurance Adviser may, from time to time, reasonably request.

5.	OMISSION TO COMPLY WITH PROVISIONS OF INSURANCES

If at any time and for any reason any insurance required to be maintained under this Schedule shall not be in full force and effect, then, without prejudice to any rights of any Finance Party under any of the Senior Finance Documents, the Facility Agent shall thereupon, or at any time whilst the same is continuing, be entitled to procure such insurance at the expense of any Insurance Obligor and (without prejudice to any other obligations of the Insurance Obligors under any of the Senior Finance Documents) require any Insurance Obligor to take all such steps to minimise hazard as the Facility Agent may consider expedient or necessary.

6.	CHANGES IN CIRCUMSTANCES

6.1	Increases in Amounts

Without prejudice to the provisions of paragraph 2.1, if the Facility Agent considers that as a result of any change in circumstances the amounts and/or deductibles referred to in the said paragraph to be inadequate or inappropriate, as the case may be, and the interests of the Facility Agent under the Senior Finance Documents would be materially prejudiced thereby, it may, by written notice to an Insurance Obligor, require that insurances be effected in the amounts, and with the deductibles specified in such notice with effect from the date of receipt of such notice by that Insurance Obligors (or so soon thereafter as practicable in the light of prevailing market conditions).

6.2	The Insurance Obligors to Effect Increased Insurances

Each Insurance Obligors shall, as soon as practicable following receipt of such notice from the Facility Agent, insure (from the date of receipt of such notice) in the amounts and with the deductibles specified in such notice.

7.	REVIEWS OF AMOUNTS AND SCOPE OF INSURANCES

7.1
Promptly following receipt of any insurance policy, or any certificate of insurance, or broker's letter of undertaking, as the case may be, in respect of any insurance effected pursuant to this Schedule an Insurance Obligor shall deliver a copy thereof to the Facility Agent. In the case of any insurance required by this Schedule to be in force on the date hereof, copies of all such policies shall be delivered to the Facility Agent not later than 60 days following the date hereof. Each Insurance Obligor shall promptly notify the Facility Agent of:

	(a)	any material dispute with any insurer;

	(b)	the cancellation of any insurances prior to its stated term;

	(c)	the non payment of any premium when due in accordance with the terms of the relevant insurance;

	(d)	failure by any Insurance Obligor, for any reason, to maintain in full force and effect the insurances required by this Schedule; and

	(e)	any other information relating to the insurance of the Mines and the Project Assets that may be requested by the Facility Agent or the Insurance Adviser.

7.2
Within 30 days of each annual anniversary of the date hereof, each Insurance Obligor shall deliver to the Facility Agent a report from the Insurance Obligors’ brokers or insurers, as the case may be, that:

	(a)	identifies in reasonable detail (which shall include, but not be limited to, the scope and amount of coverage and deductibles and exclusions under each such policy) insurance then in effect;

	(b)	reconciles such coverage to the requirements of this Schedule; and

(c)
states that all such insurance is then in full force and effect and a certificate of the Insurance Obligors stating that the insurance identified in the report delivered as aforesaid as being in full force and effect satisfies the Insurance Obligors obligations under this Schedule.

8.	MARKET AVAILABILITY

8.1	The Insurance Obligors’ Obligations

Notwithstanding the foregoing, the Insurance Obligors shall not be in breach of its obligations hereunder to the extent that:

	(a)	insurances required to be taken out or maintained hereunder are not available owing to lack of capacity in the insurance market; or

(b)
the premiums in respect of any such insurances are unreasonable in the opinion of the Facility Agent, taking into account a report of the Insurance Adviser having regard to the risk being covered and the Finance Parties' interests under the Senior Finance Documents; or

	(c)	the Facility Agent agrees to waive the benefit of such obligations.

APPENDIX 1

OPERATIONAL PHASE INSURANCES

(i)	MATERIAL DAMAGE, MACHINERY BREAKDOWN AND BUSINESS INTERRUPTION INSURANCE

Insured:	The Principal:	EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main Street 83 (Prorprietary) Limited, Petrex (Proprietary) Limited, Nigel Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy- Four (Proprietary) Limited, and Consolidated Modderfontein Mines 1979 Limited.

	Additional Insured:	Standard Bank of South Africa Limited, acting
through its division of Standard Corporate and
Merchant Bank as Onshore Security Agent and
Standard Bank London Limited as Offshore
Security Agent.

*

*

*

*

Principal	1.	War Risks
Exclusions:
	2.	Radiation

(ii)	PRIMARY THIRD PARTY LIABILITY INSURANCE

	Insured:	The Principal:
EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main Street 83 (Prorprietary) Limited, Petrex (Proprietary) Limited, Nigel Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy- Four (Proprietary) Limited, and Consolidated Modderfontein Mines 1979 Limited.

*

Additional Insured:	Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank as Onshore Security Agent and Standard Bank London Limited as Offshore Security Agent.

(iii)	EXCESS THIRD PARTY LIABILITY INSURANCE

	Insured:	The Principal:
EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main Street 83 (Prorprietary) Limited, Petrex (Proprietary) Limited, Nigel Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy- Four (Proprietary) Limited, and Consolidated Modderfontein Mines 1979 Limited.

		Additional Insured:	Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank as Onshore Security Agent and Standard Bank London Limited as Offshore Security Agent.

*

(iv)	AVIATION INSURANCE

	Insured:	The Principal:
EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main Street 83 (Prorprietary) Limited, Petrex (Proprietary) Limited, Nigel Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy- Four (Proprietary) Limited, and Consolidated Modderfontein Mines 1979 Limited.

Additional Insured:	Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank as Onshore Security Agent and Standard Bank London Limited as Offshore Security Agent.

*

(v)			BULLION AND FIDELITY INSURANCE

	Insured:	The Principal:
EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main  Street  83 (Prorprietary) Limited, Petrex (Proprietary) Limited,  Nigel  Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy- Four (Proprietary) Limited, and Consolidated Modderfontein Mines 1979 Limited

		Additional Insured:	Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank as Onshore Security Agent and Standard Bank London Limited as Offshore Security Agent.

*

APPENDIX 2

NOTICE OF ASSIGNMENT OF INSURANCE

By various Security Documents, dated on or about 24 October 2002 made between, among others, Standard Bank of South Africa Limited, acting through its division of Standard Corporate and Merchant Bank (the "Onshore Security Agent") or Standard Bank London Limited (the "Offshore Security Agent"), each of EAGC Ventures Corp., Chimera Mines and Minerals Corporation, Main Street 83 (Prorprietary) Limited, Petrex (Proprietary) Limited, Nigel Gold Mining Company (Proprietary) Limited, The Grootvlei Proprietary Mines Limited, Consolidated Modderfontein Mines Limited, Pretklerk Gold Mining Company (Proprietary) Limited, Pretklerk Marievale Gold Mining Company (Proprietary) Limited, Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited, Modderfontein Seventy-Four (Proprietary) Limited and Consolidated Modderfontein Mines 1979 Limited, assigned in favour of the Onshore Security Agent or the Offshore Security Agent all its right, title and benefit under this insurance and all benefits thereof (including all claims of whatsoever nature thereunder and returns of premiums in respect thereof).

APPENDIX 3

LOSS PAYABLE AND NOTICE OF CANCELLATION CLAUSES

Part 1

Insurance otherwise than in respect of
Third Party Liabilities

Customary introductory paragraph

(A)	All recoveries hereunder shall, unless the Facility Agent otherwise agrees in writing, be paid in full to the Facility Agent without any set-off or deduction of any kind for any reason.

(B)
The Facility Agent shall be advised if the insurer cancels or gives notice of cancellation of this insurance at least 30 days (or such lesser period as may be specified from time to time in the case of war risks and kindred perils) before such cancellation is to take effect.

Part 2

Insurance in respect of Third Party Liabilities

Customary introductory paragraph

(A)
Until the Facility Agent shall otherwise have notified the insurers, all claims made hereunder shall be paid to the party or parties entitled thereto except in cases where (i) Main Street 83 (Prorprietary) Limited or Petrex (Proprietary) Limited has properly discharged its liability, when such claim shall be paid to Main Street 83 (Prorprietary) Limited or Petrex (Proprietary) Limited, as the case may be, or (ii) the insurers intend to pay the third parties in respect of whom any such claim was made direct, when such share shall be so paid; and

(B)
The Facility Agent shall be advised if any insurer cancels or gives notice of cancellation of this insurance at least 30 days (or such lesser period as may be specified from time to time in the case of war risks and kindred perils) before such cancellation is to take effect.

APPENDIX 4

BROKER'S LETTER OF UNDERTAKING

To:	Standard Bank London Limited as Offshore Security Agent/
Standard Bank of South Africa Limited,
acting through its division of Standard
Corporate and Merchant Bank
as Onshore Security Agent

For the attention of: <*>

[Date]

Ladies and Gentlemen,

We confirm we have effected the insurances listed in Appendix A hereto in respect of [describe insurances] for the account of EAGC Ventures Corp., Main Street 83 (Proprietary) Limited and Petrex (Proprietary) Limited (the "Insurance Obligors").

In consideration of your approving our appointment as brokers in connection with the insurances covered by this letter and for other valuable consideration (receipt of which is hereby acknowledged), we hereby undertake, to:

1.
hold the insurance slips or contracts, the policies when issued, and any renewals of such policies or new policies or any policies substituted (with your consent) therefore and the benefit of the insurance thereunder to your order in accordance with the terms of the Loss Payable Clause[s] attached hereto;

2.
subject to market availability, arrange for the said Loss Payable Clause[s] and Notice of Cancellation Clause[s] in the form[s] of those attached hereto as Appendix B and Appendix C to be included in the policies issued;

3.
have endorsed on each and every policy as and when the same is issued a Notice of Assignment in the form of that attached hereto as Appendix D dated and assigned by each Insurance Obligor and acknowledged by insurers in accordance with market practice;

4.
subject to market availability, arrange for such insurances to contain a provision (in form and substance acceptable to the Facility Agent) whereby the insurers agree that they shall waive all rights of subrogation howsoever arising which they may have against any Insurance Obligor and the Onshore Security Agent;

5.
arrange for such insurances to provide that all the provisions of any such insurance (except those relating to limits of liability) shall operate as if there were a separate policy covering each insured;

6.	subject to market availability, arrange for such insurances to contain an agreement by the insurer that no reduction in limits or coverage shall be made in any policy or any part thereof; and

7.
advise you immediately if we cease to be the brokers for the insurance[s] listed in Appendix A or in the event of any changes which we consider material which may be made to the terms of the insurances or of any circumstances or event notified to us by the Insureds [or any of them] whereby the said insurances may become invalid, voidable or otherwise unenforceable.

Our above undertakings are given subject to our lien, if any, on the policies for premiums. However, we hereby undertake to notify you promptly upon our becoming aware of the Insurance Obligors not paying any premiums payable in respect of the policies referred to in (1) above by the relevant due date and not to exercise any rights of cancellation which we might be entitled to exercise on behalf of the relevant insurers as a result of such non-

payment if, within ten days of receipt of such notice by you, you have (after having been afforded by the opportunity to do so) paid to us the amount of such non-payment.

In the case of War Risks the terms of any Automatic Termination of Cover Clause contained in War Risks Policies shall override any undertakings given by us as brokers.

Finally, it is understood that all claims shall be collected through us, as brokers.

This letter is subject to the laws of the Republic of South Africa.

Yours faithfully

_______________________________
For and on behalf of

<*>

SCHEDULE 11

Assumptions
Part A - Economic Assumptions

1.	"Economic Assumptions" means assumptions as to the following matters used in the preparation of a Forecast:

*

2.	Sources of Economic Assumptions

2.1	Items 1.1, 1.2, 1.3 and 1.5

The assumptions in Items 1.1 through 1.5 above shall be derived by the Facility Agent. Not later than ten Business Days prior to any relevant Calculation Date, the Facility Agent shall notify the Borrowers of the assumptions in respect of items 1.1 through 1.5 above for that Calculation Date.

2.2	Items 1.6, 1.7, 1.8, 1.9 and 1.10

The assumptions in Items 1.6 through 1.10 inclusive shall be as determined and notified by the Borrowers' auditors or by such other documentation to the reasonable satisfaction of the Facility Agent. Not later than ten Business Days prior to any relevant Calculation Date (or, in the case of a Supplemental Forecast, five Business Days after the Facility Agent's request therefor), the Borrowers shall notify the Facility Agent of the assumptions in respect of items 1.6 through 1.10 inclusive above for such Calculation Date (or, in the case of a Supplemental Forecast, the immediately preceding Calculation Date).

2.3	Following receipt of the assumptions in items 1.6 through 1.10 inclusive, the Facility Agent may adjust these assumptions by written notice to the Borrowers within five Business Days of such receipt.

2.4
If the Borrowers believe that the assumptions in items 1.1 to 1.5 inclusive do not reflect what is reasonably expected to occur in the relevant Forecast Period, or does not accept the Facility Agent's adjustment of the assumption in items 1.6 through 1.10 inclusive they may provide the Facility Agent not later than five Business Days after being notified of the assumptions with a request to adjust the Economic Assumptions together with reasonably detailed explanations thereof. If the Borrowers and the Facility Agent do not agree to any further adjustment to the Economic Assumptions to reflect the Borrowers' request then within five Business Days of such request the matter shall be referred to an independent person having the appropriate degree of expertise to determine the matter (the "Independent Expert") appointed by the Facility Agent (acting reasonably) following consultation with the Borrowers, on terms that:

(a) the Independent Expert shall act as an expert and not as an arbitrator;

(b)
the Independent Expert shall take into account the fact that the matter referred to for determination is in the context of a projection by lending banks of the financial position of a company financed on a limited recourse basis, and

(c)
the Independent Expert shall be required to make a determination of the basis of the value to be attributed to such Economic Assumptions within ten Business Days of the same being referred to him or such longer period as the Facility Agent and the Borrowers may agree is necessary and, without prejudice to paragraph (a) to state in reasonable detail the grounds for such determination.

3.	Replacement of Source of Economic Assumptions

If a source referred to in paragraph 2 ceases, for whatever reason, to be available as such or ceases to be appropriate for the purposes, then such source shall be replaced by such person as may be agreed as between the Borrowers and the Facility Agent (acting on the instruction of the Majority Lenders). If the Borrowers and the Facility Agent are, within 5 Business Days of notification by the Facility Agent to the Borrowers of the requirement to replace such source, unable to agree such a replacement source, then the replacement source shall be the person selected for such purpose by the Majority Lenders, acting reasonably.

Part B - Technical Assumptions

1.	"Technical Assumptions" means assumptions as to the following matters used in the preparation of a Forecast:-

1.1	Forecast Operating Expenditures for each Measurement Period to the Final Maturity Date;

1.2	Forecast Capital Expenditures for each Measurement Period to the Final Maturity Date; and

1.3	Forecast insurance premia for each Measurement Period to the Final Maturity Date;

1.4	others as necessary.

2.	Procedures for determining the Technical Assumptions

2.1
Not later than ten Business Days prior to any relevant Calculation Date (or, in the case of a Supplemental Forecast, five Business Days after the Facility Agent's request therefor), the Borrowers shall notify the Facility Agent of its proposals for the Technical Assumptions (if different from the previous Calculation Date) for that Calculation Date.

2.2
Upon receipt of the Technical Assumptions, the Facility Agent may (acting on the advice of the Technical Adviser) adjust the Technical Assumptions by written notice to the Borrowers within five (5) Business Days of such receipt.

2.3
If the Borrowers believes that the Technical Assumptions, as adjusted pursuant to paragraph 2.2, do not reflect what is reasonably expected to occur in the relevant Calculation Period, it shall provide the Facility Agent (and the Technical Adviser) with reasonably detailed explanations therefor within five Business Days of receipt of notice pursuant to paragraph 2.2. If the Borrowers and the Facility Agent (acting on the advice of the Technical Adviser) do not agree to any further adjustment to the Technical Assumptions to reflect the Borrowers' requests then within five Business Days of the Facility Agent's receipt of the detailed explanations, the matter shall be referred to an independent person having the appropriate degree of expertise to determine the matter (the "Independent Expert") appointed by the Facility Agent, following consultation with the Borrowers, on terms that:

(a) the Independent Expert shall act as an expert and not as an arbitrator;

(b)
the Independent Expert shall take into account the fact that the matter referred to it for determination is in the context of a projection by lending banks of the financial position of a company financed on a limited recourse basis; and

(c)
the Independent Expert shall be required to make a determination of the basis for determination of the value to be attributed to such Technical Assumption within ten Business Days of the same being referred to him or such longer period as the Facility Agent and the Borrowers may agree is necessary and without prejudice to paragraph (a), to state in reasonable detail the grounds for such determination.

2.4
If by the last date on which the Forecast in question shall be prepared by the Borrowers no agreement has been reached and/or the Independent Expert has not made his determination (as required), the relevant Forecast shall be prepared utilising the Technical Assumptions proposed on behalf of the Lenders pursuant to paragraph 2.2 of Part B of this schedule.

SCHEDULE 12

Completion Test
Part A

Section I. PERFORMANCE CRITERIA DURING COMPLETION PERIOD

During any continuous three month period (the “Completion Period”) ending before December 31, 2003 selected by the Tranche B Borrower commencing on a date notified by the Tranche B Borrower to the Technical Advisor which is no sooner than one month after the date such notice is given, the following performance criteria (demonstrated to the reasonable satisfaction of the Technical Advisor), have been met:

*

During such 14 continuous plant operating day period the material fed to the carbon circuits shall have the same size distribution as is standard for the operation as shown during the previous six months for the A Circuit, B Circuit and G Circuit and will be in accordance with the Development Plan to be sufficient for the leach circuits to achieve the recovery of gold into solution in accordance with the Development Plan.

7.	The ore reserve depleted during the Completion Period is substantially in accordance with that that should have been depleted according to the ore reserve model on which the Development Plan is based.

Section II.       PERFORMANCE CRITERIA – PRIOR TO 31 DECEMBER 2003

Prior to December 31, 2003 the following performance criteria (demonstrated to the reasonable satisfaction of the Technical Advisor) shall have been met and shall thereafter continue to be met:

1.	The Project is being operated according to RSA Industry Practice and according to the environmental management plan comprised in the Development Plan.

2.	There are sufficient equipment and spares and sufficient management and workforce to enable the Project to be operated according to the Development Plan.

3.	The Project is being developed substantially in accordance with the Development Plan and RSA Industry Practice.

4.	The following actions shall be performed and conditions and criteria satisfied:

(a)
Additional details shall be included in the Development Plan consistent with operating mines which encompass all material aspects, including mineral resource and mineral reserve estimation to SAMREC Code, mining layouts and schedules, metallurgical processing schedules and tailings deposition schedules;

(b) clear and unambiguous reporting of operating statistics in accordance with RSA Industry Practice;

(c)
assessment of the capital requirement (underground development and shaft infrastructure) to an appropriate level of detail including final agreed unit costs supported by substantiated evidence to support the Development Plan;

(d)
development of a formal tailings deposition plan to identify the appropriate site selection criteria, engineering designs, capital estimates and construction schedules consistent with the technical and regulatory requirements of RSA Industry Practices with respect to tailings management;

(e) standardization of mineral resource estimation process to the extent that an auditable trail is established for both open pit and underground operations;

(f)
development of water treatment and pumping strategy consistent with a justifiable and supportable legal, technical and economic case for current operations in accordance with the requirements of the water license number 20018320 (reference number 16/2/7/C212/C16) in terms of Chapter 4 of the National Water Act, 1998 issued by the Department of Water Affairs and Forestry to Grootvlei on 30 September 2002;

(g) all environmental documentation approved by the DME and any material outstanding aspects are identified and addressed; and

(h)
address all material health and safety issues, specifically the AQI and radiation levels due to low ventilating air volumes, including a detailed ventilation plan meeting the production requirements of the Development Plan.

Section III.       ADDITIONAL PERFORMANCE CRITERIA

The following actions shall be performed and conditions and criteria satisfied on or prior to 31 December 2003 by the Borrowers to the satisfaction of the Administrative Agents acting reasonably:

1.
Consolidated Modderfontein 1979 shall have taken all reasonable efforts to obtain a continuous transport permit in respect of explosives used in its mining activities and to clarify the identity of the licensee with respect to permit number CTP 23983 and CTP 33979.

2.	The Tranche B Borrower shall have taken all reasonable efforts to procure the amplification of the mining authorisation for Grootvlei by the DME so that it clearly indicates the underlying mining rights on which it is based.

3.	An independent surveyor appointed by one or both of the Administrative Agents shall satisfy him/herself that:

(a)
The broad mining area diagrams for each of the Tranche B Borrower's three operations as held by the Tranche B Borrower's survey department (the “mining area diagrams”) are a faithful representation of the individual mining right diagrams underlying the mining area diagrams.

(b) The Tranche B Borrower's current and future mining operations occur within the area described by the mining area diagrams.

(c) The sketch-plans attached to the Tranche B Borrower mining authorisations correlate with the mining area diagrams.

4.
The Tranche B Borrower shall have taken all reasonable efforts to procure the endorsement by the Registrar of Mining Titles of the precious metal claims numbers 3072, 3073 and 3058 to the effect that the licensee, Hunter Mining Engineering (Proprietary) Limited, has changed its name to Nigel.

5.	The Tranche B Borrower must satisfactorily explain why the remaining 281 claims held under diagram number RMT 35/81 are not included in Consolidated Modderfontein 1979's mining authorisation.

6.	The Tranche B Borrower shall have taken all reasonable efforts to procure the amendment by the DME of the diagram associated with mining lease number 7/85 from "RMT 7/85" to "RMT M76/82".

7.
The Tranche B Borrower shall have taken all reasonable efforts to procure the amendment by the DME of the hectarage for the precious metal claims held on Geduld 123 IR under diagram RMT M110/87 from 1582,8000 hectares to 1 403,2000 hectares. The Tranche B Borrower must satisfactorily explain whether the 311 claims held under RMT M2/95 are being mined, if so by which Tranche B Borrower subsidiary and whether the claims are included in the mining authorisation for that subsidiary.

8.
The Tranche B Borrower shall have taken all reasonable efforts to procure the transfer of the 6 705 precious metal claims held under licence 3076 (Diagram RMT M2/1984) on Vlakfontein 130 IR from Springs Dagga Gold Mines Ltd to Consolidated Modderfontein 1979, and the 369 claims held under licence number 2731 (Diagram M19/1985) on Modderfontein 76 IR from Modderfontein 74 to Consolidated Modderfontein 1979 and the inclusion of these claims within the mining authorisation for Consolidated Modderfontein 1979.

9.
The South African Obligors shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such acts, deeds, transfers, pledges, charges, security agreements, assignments, other agreements and assurances as the Onshore Security Agent may reasonably require in order to give effect to the provisions of the Security Documents and for the better securing, perfecting and registration of the Security Interests and the priority accorded to the Security Interests intended under the Senior Finance Documents and to give effect to any transactions relating to or transfers of surface right permits and/or precious metal claims, or other such similar rights which any of the Petrex Companies may have, and shall obtain or make available the originals or copies (as the case may be) of any such agreements and documentation as may be required from the Mining Titles Office or from the Petrex Companies' records and furnish any information that is reasonably required by the Onshore Security Agent.

10.
The Tranche B Borrower shall have taken all reasonable efforts to obtain such Registration Certificates under Section 9 of the South African Atmospheric Pollution Prevention Act, 1965 as may be required for the Project.

11.
The Borrowers shall have taken all reasonable efforts to ensure that the relevant contractor to Nigel Gold shall have complied in all material respects with the provisions of the Employment Equity Act No. 55 of 1998.

Part B

Financial Covenants and Ratios relating to the Completion Test

*

Signatories to Facilities Agreement

The Obligors

EAGC VENTURES CORP.

(seal)

By:	(Signed) ROBERT CROSS
Authorized signing officer

Notice Details

Address:	123 Three Bentall Centre
PO Box 49139
595 Burrard Street
Vancouver, British Columbia
V7X 1J1
Canada

Facsimile:	001 604 685 4554
Attention:	Mr. Gordon Keep

MAIN STREET 83 (PROPRIETARY) LIMITED
(seal)

By:	(Signed) ROBERT CROSS
Authorized signing officer

Notice Details

Address:	28 Visagie Street
Pretoria, 0002
South Africa

Facsimile:	0027 12 324 4367
Attention:	Mr. Gordon Keep

CHIMERA MINES AND MINERALS CORPORATION
(seal)

By:	(Signed) BILL KOUTSOURAS
Authorized signing officer

Notice Details

Address:	Huntlaw Building
75 Fort Street
George Town, Grand Cayman
Cayman Islands

Facsimile:	001.345.946.7604

Attention:	Bill Koutsouras

The Arranger STANDARD BANK LONDON LIMITED

By:	*
Authorized signing officer

By:	*
Authorized signing officer

Notice Details

Address:	Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

Facsimile:	*

The Offshore Security Agent STANDARD BANK LONDON LIMITED

By:	*
Authorized signing officer

By:	*
Authorized signing officer

Notice Details

Address:	Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

*

The Offshore Administrative Agent STANDARD BANK LONDON LIMITED

By:	*
Authorized signing officer

By:	*
Authorized signing officer

Notice Details

Address:	Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

*

The Onshore Security Agent THE STANDARD BANK OF SOUTH AFRICA LIMITED, acting through its division of STANDARD CORPORATE AND MERCHANT BANK

By:	*
Authorized signing officer

Notice Details

Address:	6th Floor
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

*

The Onshore Administrative Agent THE STANDARD BANK OF SOUTH AFRICA LIMITED, acting through its division of STANDARD CORPORATE AND MERCHANT BANK

By:	*
Authorized signing officer

Notice Details

Address:	6th Floor
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

*

The Account Bank

THE STANDARD BANK OF SOUTH AFRICA LIMITED

By:	*
Authorized signing officer

Notice Details

Address:	6th Floor
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

*

The Facility Agent STANDARD BANK LONDON LIMITED

By:	*
Authorized signing officer

By:	*
Authorized signing officer

Notice Details

Address:	Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

*

The Tranche A Lender STANDARD BANK LONDON LIMITED

By:	*
Authorized signing officer

By:	*
Authorized signing officer

Notice Details

Address:	Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

*

The Tranche B Lender THE STANDARD BANK OF SOUTH AFRICA LIMITED

By:	*
Authorized signing officer

Notice Details

Address:	6th Floor
3 Simmonds Street
Johannesburg 2001
PO Box 61344
Marshalltown 2107
South Africa

*